Rachel Barnett
Chief Legal Officer

rachel.barnett@iextrading.com

Investors Exchange, LLC
3 World Trade Center, 58th Floor
New York, NY 10007

June 30, 2026

U.S. Securities and Exchange Commission
Division of Trading and Markets
100 F St., NE
Washington, DC 20549
TM-Marketsupervision@sec.gov

Re: Investors' Exchange LLC – Amendment No. 63 to Form 1 Application for Registration as a National Securities Exchange Pursuant to Section 6 of the Securities Exchange Act of 1934

Division of Trading and Markets:

Enclosed for your review is Amendment No. 63 to our Form 1 Application seeking registration as a national securities exchange for Investors' Exchange LLC, a wholly-owned subsidiary of IEX Group, Inc., which includes the Execution Page to Form 1 as well as updates to the following exhibit(s):

Exhibit C
Exhibit C was updated to reflect the resignation of Thomas Birch as a director and member of the Compensation Committee of IEX Group, Inc. and is otherwise being submitted in full to be comprehensive

Exhibit D
Exhibit D is being submitted in connection with the annual filing requirements under Exchange Act Rule 6a-2(b)

Exhibit I
Exhibit I is being submitted in connection with the annual filing requirements under Exchange Act Rule 6a-2(b)

Exhibit K
Exhibit K is being submitted in connection with the annual filing requirements under Exchange Act Rule 6a-2(b)

Exhibit M
Exhibit M is being submitted in connection with the annual filing requirements under Exchange Act Rule 6a-2(b)

Exhibit N
Exhibit N is being submitted in connection with the annual filing requirements under Exchange Act Rule 6a-2(b)

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace the corresponding addenda currently on file with the Commission. Please contact me with any questions. Thank you.

Rachel Barnett
Chief Legal Officer
rachel.barnett@iextrading.com
Investors Exchange, LLC
3 World Trade Center, 58th Floor
New York, NY 10007

Regards,

DocuSigned by:
Rachel Barnett
99E3C164A5A34F4...

Rachel Barnett
Chief Legal Officer
Enclosures

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 06/30/26	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Investors' Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   3 World Trade Center, 58th Floor, New York, NY 10007
3. Provide the applicant's mailing address (if different):

26000299

4. Provide the applicant's business telephone and facsimile number:
   (646) 343-2000 (Telephone) (646) 365-6862 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Rachel Barnett (Name) Chief Legal Officer (Title) (646) 343-2000 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Rachel Barnett, Chief Legal Officer
   3 World Trade Center, 58th Floor, New York, NY 10007
7. Provide the date applicant's fiscal year ends: 12/31/26
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 05/13/14 (b) State/Country of formation: Delaware/United States of America

   (c) Statute under which applicant was organized: ~~Delaware Limited Liability Company Act~~

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/30/26 (MM/DD/YY) Investors' Exchange LLC (Name of applicant)

By: DocuSigned by: Rachel Barnett 99E3C164A5A34F4... (Signature) Rachel Barnett, Chief Legal Officer (Printed Name and Title)

Subscribed and sworn before me this 30 day of June (Month), 2026 (Year) by Peter Tyson (Notary Public)

My Commission expires Jun 1, 2030 County of New York State of New York

PETER TYSON Notary Public - State of New York NO. 02TY0050574 Qualified in New York County My Commission Expires Jun 1, 2030

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Investors' Exchange LLC

Date of filing: June 30, 2026

Date as of which the information is accurate: June 30, 2026

<u>Exhibit C</u>

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Summary of changes made to Exhibit C:

- Thomas Birch resigned as a director and member of the Compensation Committee of IEX Group, Inc.

Exhibit C is otherwise being submitted in full to be comprehensive and the information required under this exhibit is kept up to date and is available to the Commission and the public upon request.

IEX Ventures LLC

- *Name*: IEX Ventures LLC
- *Address*: 3 World Trade Center, 175 Greenwich Avenue, 58th Floor, New York, NY 10007
- *Form of organization*: Limited Liability Company
- *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 3, 2015
- *Brief description of nature and extent of affiliation*: IEX Ventures LLC is a wholly-owned subsidiary of IEX Group, Inc.
- *Brief description of business or functions*: IEX Ventures LLC is a holding company which holds 100% of the equity of IEX Data Services LLC f/k/a IEX Cloud Services LLC and IEX Fund LLC.
- *A copy of the constitution*: N/A
- *A copy of the articles of incorporation or association including all amendments*: attached as Addendum C-1 is the Certificate of Formation of IEX Ventures LLC.
- *A copy of existing by-laws or corresponding rules or instruments*: attached as Addendum C-2 is the Operating Agreement of IEX Ventures LLC.
- *Name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of IEX Ventures LLC

The following persons are officers of IEX Ventures LLC:

Name	**Title**
Bradley T. Katsuyama	President
Rachel Barnett	Vice President, Chief Legal Officer, Secretary
Craig Resnick	Vice President, Treasurer

Managers of IEX Ventures LLC

The following persons are managers of IEX Ventures LLC:

Managers
Bradley T. Katsuyama
Craig Resnick

IEX Data Services LLC f/k/a IEX Cloud Services LLC

- *Name*: IEX Data Services LLC f/k/a IEX Cloud Services LLC

- *Address*: 3 World Trade Center, 175 Greenwich Avenue, 58th Floor, New York, NY 10007

- *Form of organization*: Limited Liability Company

- *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on August 15, 2018

- *Brief description of nature and extent of affiliation*: IEX Data Services LLC f/k/a IEX Cloud Services LLC is a wholly-owned subsidiary of IEX Ventures LLC which is a wholly-owned subsidiary of IEX Group, Inc.

- *Brief description of business or functions*: IEX Data Services LLC f/k/a IEX Cloud Services LLC is a platform that provides market data to customers.

- *A copy of the constitution*: N/A

- *A copy of the articles of incorporation or association including all amendments*: attached as Addendum C-3 is the Certificate of Formation of IEX Data Services LLC f/k/a IEX Cloud Services LLC.

- *A copy of existing by-laws or corresponding rules or instruments*: attached as Addendum C-4 is the Operating Agreement of IEX Data Services LLC f/k/a IEX Cloud Services LLC.

- *Name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

  Officers of IEX Data Services LLC f/k/a IEX Cloud Services LLC

  The following persons are officers of IEX Data Services LLC f/k/a IEX Cloud Services LLC:

Name	Title
Bradley T. Katsuyama	President
Rachel Barnett	Vice President, Chief Legal Officer, Secretary
Craig Resnick	Vice President, Treasurer

  Managers of IEX Data Services LLC f/k/a IEX Cloud Services LLC

  The following persons are managers of IEX Data Services LLC f/k/a IEX Cloud Services LLC:

Managers
Bradley T. Katsuyama
Robert Park

IEX Group, Inc.

- *Name*: IEX Group, Inc.
- *Address*: 3 World Trade Center, 175 Greenwich Avenue, 58th Floor, New York, NY 10007
- *Form of organization*: Corporation
- *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 1-101, et seq.), on June 27, 2012
- *Brief description of nature and extent of affiliation*: Investors' Exchange LLC is a wholly-owned subsidiary of IEX Group, Inc.
- *Brief description of business or functions*: IEX Group, Inc. is a holding company which holds 100% of the equity of IEX Services, LLC, Investors' Exchange LLC, IEX Ventures LLC, and IEX DAP Group LLC. IEX Group, Inc. also owns a minority interest in SwXtch.io Inc.
- *A copy of the constitution*: N/A
- *A copy of the articles of incorporation or association including all amendments*: attached as Addendum C-5 is the Third Amended and Restated Certificate of Incorporation of IEX Group, Inc.
- *A copy of existing by-laws or corresponding rules or instruments*: attached as Addendum C-6 are the By-Laws of IEX Group, Inc.
- *Name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

  Officers of IEX Group, Inc.

  The following persons are officers of IEX Group, Inc.:

Name	Title
Bradley T. Katsuyama	Chief Executive Officer
Bryan Harkins	President
Ronan Ryan	Chief Operating Officer
Craig Resnick	Chief Financial Officer

Andrea Ledford	Chief People Officer
Rachel Barnett	Chief Legal Officer
Robert Park	Chief Technology Officer

Directors of IEX Group, Inc.

The following persons are directors of IEX Group, Inc.:

Directors
Bradley T. Katsuyama
Ronan Ryan
Justin LaFayette
Bridget van Kralingen
Hythem El-Nazer
Michael Lynton

Compensation Committee of IEX Group, Inc.

The following persons are members of the Compensation Committee of IEX Group, Inc.:

Compensation Committee
Michael Lynton
Justin Lafayette

IEX Services LLC

- *Name*: IEX Services LLC
- *Address*: 3 World Trade Center, 175 Greenwich Avenue, 58th Floor, New York, NY 10007
- *Form of organization*: Limited Liability Company
- *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on January 22, 2013
- *Brief description of nature and extent of affiliation*: IEX Services LLC is a wholly-owned subsidiary of IEX Group, Inc.
- *Brief description of business or functions*: IEX Services LLC is a routing FINRA member and SEC registered broker-dealer for Investors' Exchange LLC in connection with the operation of the System.
- *A copy of the constitution*: N/A

- *A copy of the articles of incorporation or association including all amendments*: attached as Addendum C-7 is the Certificate of Formation of IEX Services LLC.

- *A copy of existing by-laws or corresponding rules or instruments*: attached as Addendum C-8 is the Second Amended and Restated Operating Agreement of IEX Services LLC.

- *Name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

  Officers of IEX Services LLC

  The following persons are officers of IEX Services LLC:

Name	Title
Bradley T. Katsuyama	President, Chief Executive Officer
Ronan Ryan	Senior Vice President
Bryan Harkins	Senior Vice President
Craig Resnick	Vice President, Chief Financial Officer, Principal Financial Officer, Treasurer
Robert Dukesherer	Vice President, Chief Compliance Officer, Anti-Money Laundering Compliance Officer
Alphonse Asare	Financial and Operations Principal (FINOP) and Principal Operations Officer

  Managers of IEX Services LLC

  The following persons are managers of IEX Services LLC:

Managers
Bradley T. Katsuyama
Ronan Ryan

IEX Options LLC

- *Name*: IEX Options LLC

- *Address*: 3 World Trade Center, 175 Greenwich Avenue, 58th Floor, New York, NY 10007

- *Form of organization*: Limited Liability Company

- *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on September 11, 2024

- *Brief description of nature and extent of affiliation*: IEX Options LLC is a wholly-owned subsidiary of Investors' Exchange LLC which is a wholly-owned subsidiary of IEX Group, Inc.

- *Brief description of business or functions*: IEX Options LLC is not currently operational.

- *A copy of the constitution*: N/A

- *A copy of the articles of incorporation or association including all amendments*: attached as Addendum C-9 is the Certificate of Formation of IEX Options LLC.

- *A copy of existing by-laws or corresponding rules or instruments***:** attached as Addendum C-10 is the Operating Agreement of IEX Options LLC.

- *Name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

  Officers of IEX Options LLC

  The following persons are officers of IEX Options LLC:

Name	**Title**
Bradley T. Katsuyama	Chief Executive Officer
Bryan Harkins	President
Robert Park	Senior Vice President, Chief Technology Officer
Craig Resnick	Senior Vice President, Chief Financial Officer and Treasurer
Rachel Barnett	Senior Vice President, Chief Legal Officer and Secretary
Claudia Crowley	Senior Vice President, Chief Regulatory Officer
Ivan Brown	Senior Vice President, Head of Options

Georgian Partners Growth LP

- *Name*: Georgian Partners Growth LP

- *Address*: 2 St. Clair Avenue West, 1400, Toronto, Ontario, Canada, M4V 1L

- *Form of organization*: Canadian Limited Partnership

- *Name of state, statute under which organized and date of incorporation*: Ontario, Canada on June 21, 2012, pursuant to the Ontario Limited Partnerships Act

- *Brief description of nature and extent of affiliation*: Georgian Partners Growth LP owns a minority interest in IEX Group, Inc.

- *Brief description of business or functions*: Georgian Partners Growth LP is an exempt reporting advisor ("ERA") that acts as an adviser to private funds.

- *A copy of the constitution*: N/A

- *A copy of the articles of incorporation or association including all amendments*: attached as Addendum C-11 is the Declaration of an Ontario Limited Partnership of Georgian Partners Growth LP.

- *A copy of existing by-laws or corresponding rules or instruments*: attached as Addendum C-12 is the Limited Partnership Agreement of Georgian Partners Growth LP.

- *Name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

  Officers of Georgian Partners Growth LP

  The following persons are officers of Georgian Partners Growth LP:

Name	Title
Justin LaFayette	Lead Investor, Head of Firm
John Berton	Head of Operations
Simon Cheemun Chong	Head of Customer Operations
Megan Kathleen Vesely	Chief Legal Officer
Michael Joseph Ruthard	Chief Financial Officer

IEX DAX LLC

- *Name*: IEX DAX LLC

- *Address*: 3 World Trade Center, 175 Greenwich Avenue, 58th Floor, New York, NY 10007

- *Form of organization*: Limited Liability Company

- *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 6, 2022

- *Brief description of nature and extent of affiliation*: IEX DAX LLC is a wholly-owned subsidiary of Investors' Exchange LLC which is a wholly-owned subsidiary of IEX Group, Inc.

- *Brief description of business or functions*: IEX DAX LLC is not currently operational.

- *A copy of the constitution*: N/A

- *A copy of the articles of incorporation or association including all amendments*: attached as Addendum C-13 is the Certificate of Formation of IEX DAX LLC.

- *A copy of existing by-laws or corresponding rules or instruments*: N/A

- *Name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*: N/A

IEX DAP Group LLC

- *Name*: IEX DAP Group LLC

- *Address*: 3 World Trade Center, 175 Greenwich Avenue, 58th Floor, New York, NY 10007

- *Form of organization*: Limited Liability Company

- *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on October 20, 2021

- *Brief description of nature and extent of affiliation*: IEX DAP Group LLC is a wholly-owned subsidiary of IEX Group, Inc.

- *Brief description of business or functions*: IEX DAP Group LLC is a holding company which holds 100% of the equity of IEX DAP LLC and IEX DAP Services LLC.

- *A copy of the constitution*: N/A

- *A copy of the articles of incorporation or association including all amendments*: attached as Addendum C-14 is the Certificate of Formation of IEX DAP Group LLC.

- *A copy of existing by-laws or corresponding rules or instruments*: attached as Addendum C-15 is the Limited Liability Company Agreement of IEX DAP Group LLC.

- *Name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

  Officers of IEX DAP Group LLC

  The following persons are officers of IEX DAP Group LLC:

Name	Title
Bradley T. Katsuyama	Chief Executive Officer, President
Rachel Barnett	Chief Legal Officer, Secretary

Craig Resnick	Chief Financial Officer
Andrea Ledford	Chief People Officer
Robert Park	Chief Technology Officer

Manager of IEX DAP Group LLC

The following person is the manager of IEX DAP Group LLC:

Manager
Bradley T. Katsuyama

IEX DAP LLC

- *Name*: IEX DAP LLC
- *Address*: 3 World Trade Center, 175 Greenwich Avenue, 58th Floor, New York, NY 10007
- *Form of organization*: Limited Liability Company
- *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on October 20, 2021
- *Brief description of nature and extent of affiliation*: IEX DAP LLC is a wholly-owned subsidiary of IEX DAP Group LLC which is a wholly-owned subsidiary of IEX Group, Inc.
- *Brief description of business or functions*: IEX DAP LLC is a SEC registered broker-dealer and FINRA member authorized to operate an alternative trading system ("ATS") to facilitate trading in digital asset securities.
- *A copy of the constitution*: N/A
- *A copy of the articles of incorporation or association including all amendments*: attached as Addendum C-16 is the Certificate of Formation of IEX DAP LLC.
- *A copy of existing by-laws or corresponding rules or instruments*: attached as Addendum C-17 is the Limited Liability Company Agreement of IEX DAP LLC.
- *Name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of IEX DAP LLC

The following persons are officers of IEX DAP LLC:

Name	Title
Bradley T. Katsuyama	President
Craig Resnick	Chief Financial Officer
Robert Dukesherer	Chief Compliance Officer
Terrance O'Connell	Principal Financial Officer
Alphonse Asare	Principal Operations Officer

Manager of IEX DAP LLC

The following person is the manager of IEX DAP LLC:

Manager
Bradley T. Katsuyama

IEX DAP Services LLC

- *Name*: IEX DAP Services LLC
- *Address*: 3 World Trade Center, 175 Greenwich Avenue, 58th Floor, New York, NY 10007
- *Form of organization*: Limited Liability Company
- *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on October 20, 2021
- *Brief description of nature and extent of affiliation*: IEX DAP Services LLC is a wholly-owned subsidiary of IEX DAP Group LLC which is a wholly-owned subsidiary of IEX Group, Inc.
- *Brief description of business or functions*: IEX DAP Services LLC is not currently operational.
- *A copy of the constitution*: N/A
- *A copy of the articles of incorporation or association including all amendments*: attached as Addendum C-18 is the Certificate of Formation of IEX DAP Services LLC.
- *A copy of existing by-laws or corresponding rules or instruments*: attached as Addendum C-19 is the Limited Liability Company Agreement of IEX DAP Services LLC.
- *Name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

  Officers of IEX DAP Services LLC

  The following persons are officers of IEX DAP Services LLC:

Name	Title
Bradley T. Katsuyama	President
Robert Dukesherer	Chief Compliance Officer
Terrance O'Connell	Financial and Operations Principal, Principal Financial Officer
Alphonse Asare	Principal Operations Officer

Manager of IEX DAP Services LLC

The following person is the manager of DAP Services LLC:

Manager
Bradley T. Katsuyama

IEX Fund LLC

- *Name*: IEX Fund LLC
- *Address*: 3 World Trade Center, 175 Greenwich Avenue, 58th Floor, New York, NY 10007
- *Form of organization*: Limited Liability Company
- *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on July 21, 2022
- *Brief description of nature and extent of affiliation*: IEX Fund LLC is a wholly-owned subsidiary of IEX Ventures LLC which is a wholly-owned subsidiary of IEX Group, Inc.
- *Brief description of business or functions*: IEX Fund LLC is a shareholder in certain early-stage private companies.
- *A copy of the constitution*: N/A
- *A copy of the articles of incorporation or association including all amendments*: attached as Addendum C-20 is the Certificate of Formation of IEX Fund LLC.
- *A copy of existing by-laws or corresponding rules or instruments*: attached as Addendum C-21 is the Limited Liability Company Agreement of IEX Fund LLC.
- *Name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

  Officers of IEX Fund LLC

The following persons are officers of IEX Fund LLC:

Name	Title
Bradley T. Katsuyama	President
Rachel Barnett	Vice President, Chief Legal Officer, Secretary
Craig Resnick	Vice President, Treasurer

Managers of IEX Fund LLC

The following persons are managers of IEX Fund LLC:

Managers
Bradley T. Katsuyama
Ronan Ryan

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "IEX VENTURES LLC", FILED IN THIS OFFICE ON THE THIRD DAY OF JUNE, A.D. 2015, AT 2:33 O'CLOCK P.M.

5759757 8100

150876519

You may verify this certificate online at corp.delaware.gov/authver.shtml

Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 2489001

DATE: 06-22-15

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:33 PM 06/03/2015
FILED 02:33 PM 06/03/2015
SRV 150876519 - 5759757 FILE

CERTIFICATE OF FORMATION

OF

IEX VENTURES LLC

This Certificate of Formation of **IEX Ventures LLC** dated as of June 3, 2015, is being duly executed and filed by the undersigned, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act.

FIRST: The name of the limited liability company formed hereby is IEX Ventures LLC (hereinafter referred to as the "Company").

SECOND: The address of the registered office of the Company in the State of Delaware is c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808 (County of New Castle) and the name and address of the registered agent for service of process on the Company in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808 (County of New Castle).

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

/s/ Sophia Lee
Sophia Lee,
Authorized Person

OPERATING AGREEMENT
OF
IEX Ventures LLC

This Operating Agreement (this "**Agreement**") of IEX Ventures LLC (the "**Company**"), is made effective as of June 3, 2015, by IEX Group, Inc., a Delaware Corporation (the "**Member**").

1. **Name.** The name of the Company is "IEX Ventures LLC".

2. **Formation; Term.** On June 3, 2015, the Company was organized as a Delaware limited liability company upon the filing of the Company's Certificate of Formation with the Secretary of State of the State of Delaware. The term of the Company shall be perpetual, unless sooner terminated as hereinafter provided.

3. **Purpose.** The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Delaware Limited Liability Company Act, as amended from time to time (the "**Act**").

4. **Powers.** In furtherance of its purposes, but subject to all of the provisions of this Agreement, the Company shall have the power and is hereby authorized to do all things and engage in all such activities as may be necessary, convenient or incidental to the conduct of the business of the Company, and have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the Act.

5. **Registered Agent; Registered Office.** The address of the registered office of the limited liability company is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808, and the name of the registered agent of the Company in the State of Delaware at such address is Corporation Service Company. The Member may, upon compliance with the applicable provisions of the Act, change the Company's resident office or resident agent from time to time, all as determined by the Member.

6. **Authorized Person.** Ms. Jill Simon was designated as an organizer of the Company, and executed, delivered and filed the Certificate of Formation of the Company with the Secretary of State of the State of Delaware. The authority of Ms. Simon, as organizer, to execute, deliver and file the Certificate of Formation is hereby confirmed and such filing is hereby ratified and approved. Upon such filing of the Certificate of Formation, Ms. Simon's powers as organizer ceased.

7. **Limited Liability.** Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and neither the Member, nor its partners, members, directors, shareholders, employees, officers or agents, shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of the Member being a member of the Company.

8. **<u>Management</u>.** All power to manage, bind and act on behalf of, the Company shall be vested in the managers ("**Managers**"). The initial Managers and officers of the Company shall be as set forth on **Exhibit A** hereto. No action on behalf of the Company may be taken without the prior approval of the Managers. However, the Managers may delegate power to sign legal documents on behalf of the Company to any Manager, provided that the Manager may also sign on behalf of the Company if he so chooses. The Member may appoint, remove and replace any Manager, officers and employees of the Company from time to time in its sole and absolute discretion. In addition, a majority of the Managers may appoint or remove officers and employees of the Company from time to time, in their sole discretion. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title constitutes the delegation to such person of the authorities and duties that are normally associated with that office, including, without limitation, the execution of documents, instruments and agreements in the name of and on behalf of the Company. Any delegation pursuant to this Section may be revoked at any time by the Member in writing.

9. **<u>Member; Capital Contributions</u>.** IEX Group, Inc., a Delaware corporation, is hereby admitted as the sole "member" of the Company. The Member shall make the initial capital contribution to the Company set forth on the Schedule of Members set forth on **Exhibit B** hereto. Membership interests in the Company shall be expressed in percentages. The capital contributions that the Member makes to the Company from time to time shall be properly reflected on the books and records of the Company and **Exhibit B** hereto. The Member may make capital contributions to the Company in the form of cash, securities, intellectual property or any other assets (including intangible assets) as the Member may, in its complete and sole discretion, determine from time to time. The Member will not be required to make any additional capital contributions.

10. **<u>Tax Classification</u>.** The Member intends that the Company shall be treated as a "disregarded entity" within the meaning of Treasury Regulations Section 301.7701-2(c)(2) for federal and applicable state income tax purposes and will file its tax returns consistent with such treatment.

11. **<u>Ownership of Company Property</u>.** All assets owned by the Company shall be owned by the Company as an entity, and held in the name of the Company. The Member shall not hold any ownership interest in any Company property in its own name or right.

12. **<u>Distributions</u>.** Subject to applicable law, the Member may elect from time to time to make distributions of cash or other assets. Except as required by law, the Member shall not be obligated to restore or repay to the Company all or any part of a distribution made to it under the terms of this Agreement.

13. **<u>Transfer of Rights</u>.** The Member may transfer all or any portion of its interest in the Company in the Member's sole and absolute discretion. In the event of any such transfer, this Agreement shall be amended to reflect the respective rights and obligations of the Member and the transferee or transferees.

14. **<u>Indemnification</u>.**

(a) The Company shall indemnify and hold harmless to the fullest extent permitted by the laws of the State of Delaware, as if the Company were a corporation incorporated under the laws of the State of Delaware, the Member and any officer and any affiliate thereof (individually, in each case, an "**Indemnitee**"), from and against any and all claims, demands, liabilities, costs damages, expenses, fines, settlements and causes of action of any nature whatsoever ("**Losses**") arising out of or incidental to the business, activities or operations of, or relating to, the Company, regardless of whether the Indemnitee continues to be a Member, officer or affiliate thereof at the time any such liability or expense is paid or incurred; *provided, however*, that no Member, officer or affiliate may be indemnified by the Company from and against any Losses which result from the gross negligence or willful misconduct of such person.

(b) The indemnification provided by this Section 14 shall be in addition to any other rights to which an Indemnitee may be entitled under any other agreement, by vote of the Member, as a matter of law or equity, or otherwise, both as to an action in the Indemnitee's capacity as a Member, officer or affiliate thereof, and as to an action in another capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

15. Admission of Additional Members. One or more additional members of the Company may be admitted to the Company with the written consent of the member. If the Company subsequently has more than one member, then all references in this Agreement to the singular "Member" will refer to all of the members of the Company, and any matter requiring the consent of the "Member" under this Agreement will require the consent of a majority in interest of the members.

16. Withdrawal. A Member may withdraw from the Company. If a Member withdraws from the Company and there are no other members of the Company at the time, a new Member shall be admitted to the Company upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement. The admission of the new Member shall be deemed effective concurrent with the withdrawal of the sole remaining Member.

17. Dissolution.

(a) The Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following: (i) the occurrence of any dissolution event set forth in this Agreement, as the same may be amended from time to time, (ii) the written consent of the Member, (iii) the withdrawal or dissolution of the Member or the occurrence of any other event which terminates the continued membership of the Member in the Company unless the business of the Company is continued in a manner permitted by the Act, or (iv) the entry of a decree of judicial dissolution under the Act.

(b) The bankruptcy of the Member will not cause the Member to cease to be a member of the Company, and upon the occurrence of such an event the business of the Company shall continue without dissolution.

(c) In the event of dissolution, the Member shall conduct only such activities as are necessary to wind up the affairs of the Company (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority, provided under the Act and applicable law.

18. **Severability of Provisions.** Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal.

19. **Counterparts.** This Agreement may be executed in any number of counterparts, each of which shall be deemed an original of this Agreement.

20. **Entire Agreement.** Except as expressly set forth in this Agreement, this Agreement constitutes the entire agreement with respect to the subject matter hereof, and supersedes and replaces any other written or oral agreement relating to the subject matter hereof, including any prior operating agreement of the Company.

21. **Governing Law.** This Agreement shall be governed by, and construed under, the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

22. **Amendments.** The terms and provisions of this Agreement may be modified or amended at any time and from time to time with the written consent of the Member.

23. **No Third-Party Beneficiary.** Any agreement to pay any amount and any assumption of liability in this Agreement contained, express or implied, shall be only for the benefit of the Member and his respective heirs, successors, and permitted assigns, and such agreements and assumptions shall not inure to the benefit of the obligees of any indebtedness of any other party, whomsoever, deemed to be a third-party beneficiary of this Agreement.

24. **Distribution Restriction.** No distribution shall be declared or paid which shall impair the capital of the Company nor shall any distribution of assets be made to any member unless the value of the assets of the Company remaining after such payment or distribution is at least equal to the aggregate of its debts and liabilities, including capital.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

IN WITNESS WHEREOF, the Member has executed this Agreement as of the date first above written.

MEMBER:

IEX Group, Inc.

____
Name: Bradley Katsuyama
Title: Chief Executive Officer

EXHIBIT A

Managers: Bradley Katsuyama and Matthew Trudeau

Officers:

President and Secretary: Bradley Katsuyama
Vice President and Treasurer: Matthew Trudeau
General Counsel: Sophia Lee

EXHIBIT B

SCHEDULE OF MEMBERS

Name	Capital Contribution	Membership Interest
IEX Group, Inc.	$1.00	100%

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "IEX CLOUD SERVICES LLC", FILED IN THIS OFFICE ON THE FIFTEENTH DAY OF AUGUST, A.D. 2018, AT 4:53 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

7017904 8100
SR# 20186193144

Authentication: 203289830
Date: 08-22-18

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:53 PM 08/15/2018
FILED 04:53 PM 08/15/2018
SR 20186193144 - File Number 5176154

STATE OF DELAWARE
CERTIFICATE OF FORMATION
OF LIMITED LIABILITY COMPANY

The undersigned authorized person, desiring to form a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware, hereby certifies as follows:

1. The name of the limited liability company is IEX Cloud Services LLC.

2. The Registered Office of the limited liability company in the State of Delaware is located at 251 Little Falls Drive (street), in the City of Wilmington, Zip Code 19808. The name of the Registered Agent at such address upon whom process against this limited liability company may be served is Corporation Service Company.

By: [signature]
Authorized Person

Name: Sophia Lee
Print or Type

OPERATING AGREEMENT
OF
IEX Cloud Services LLC

This Operating Agreement (this "***Agreement***") of IEX Cloud Services LLC (the "***Company***"), is made effective as of August 15, 2018, by IEX Ventures LLC, a Delaware limited liability company (the "***Member***").

1. **Name.** The name of the Company is "IEX Cloud Services LLC".

2. **Formation; Term.** On November 6, 2017, the Company was organized as a Delaware limited liability company upon the filing of the Company's Certificate of Formation with the Secretary of State of the State of Delaware. The term of the Company shall be perpetual, unless sooner terminated as hereinafter provided.

3. **Purpose.** The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Delaware Limited Liability Company Act, as amended from time to time (the "***Act***").

4. **Powers.** In furtherance of its purposes, but subject to all of the provisions of this Agreement, the Company shall have the power and is hereby authorized to do all things and engage in all such activities as may be necessary, convenient or incidental to the conduct of the business of the Company, and have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the Act.

5. **Registered Agent; Registered Office.** The address of the registered office of the limited liability company is Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808, and the name of the registered agent of the Company in the State of Delaware at such address is Corporation Service Company. The Member may, upon compliance with the applicable provisions of the Act, change the Company's resident office or resident agent from time to time, all as determined by the Member.

6. **Authorized Person.** Ms. Diana Yuan was designated as an organizer of the Company, and executed, delivered and filed the Certificate of Formation of the Company with the Secretary of State of the State of Delaware. The authority of Ms. Yuan, as organizer, to execute, deliver and file the Certificate of Formation is hereby confirmed and such filing is hereby ratified and approved. Upon such filing of the Certificate of Formation, Ms. Yuan's powers as organizer ceased.

7. **Limited Liability.** Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and neither the Member, nor its partners, members, directors, shareholders, employees, officers or agents, shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of the Member being a member of the Company.

8. Management. All power to manage, bind and act on behalf of, the Company shall be vested in the managers ("***Managers***"). The initial Managers and officers of the Company shall be as set forth on Exhibit A hereto. No action on behalf of the Company may be taken without the prior approval of the Managers. However, the Managers may delegate power to sign legal documents on behalf of the Company to any Manager, provided that the Manager may also sign on behalf of the Company if he so chooses. The Member may appoint, remove and replace any Manager, officers and employees of the Company from time to time in its sole and absolute discretion. In addition, a majority of the Managers may appoint or remove officers and employees of the Company from time to time, in their sole discretion. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title constitutes the delegation to such person of the authorities and duties that are normally associated with that office, including, without limitation, the execution of documents, instruments and agreements in the name of and on behalf of the Company. Any delegation pursuant to this Section may be revoked at any time by the Member in writing.

9. Member; Capital Contributions. IEX Ventures LLC, a Delaware limited liability company, is hereby admitted as the sole "member" of the Company. The Member shall make the initial capital contribution to the Company set forth on the Schedule of Members set forth on Exhibit B hereto. Membership interests in the Company shall be expressed in percentages. The capital contributions that the Member makes to the Company from time to time shall be properly reflected on the books and records of the Company and Exhibit B hereto. The Member may make capital contributions to the Company in the form of cash, securities, intellectual property or any other assets (including intangible assets) as the Member may, in its complete and sole discretion, determine from time to time. The Member will not be required to make any additional capital contributions.

10. Tax Classification. The Member intends that the Company shall be treated as a "disregarded entity" within the meaning of Treasury Regulations Section 301.7701-2(c)(2) for federal and applicable state income tax purposes and will file its tax returns consistent with such treatment.

11. Ownership of Company Property. All assets owned by the Company shall be owned by the Company as an entity, and held in the name of the Company. The Member shall not hold any ownership interest in any Company property in its own name or right.

12. Distributions. Subject to applicable law, the Member may elect from time to time to make distributions of cash or other assets. Except as required by law, the Member shall not be obligated to restore or repay to the Company all or any part of a distribution made to it under the terms of this Agreement.

13. Transfer of Rights. The Member may transfer all or any portion of its interest in the Company in the Member's sole and absolute discretion. In the event of any such transfer, this Agreement shall be amended to reflect the respective rights and obligations of the Member and the transferee or transferees.

14. Indemnification.

(a) The Company shall indemnify and hold harmless to the fullest extent permitted by the laws of the State of Delaware, as if the Company were a corporation incorporated under the laws of the State of Delaware, the Member and any officer and any affiliate thereof (individually, in each case, an "***Indemnitee***"), from and against any and all claims, demands, liabilities, costs damages, expenses, fines, settlements and causes of action of any nature whatsoever ("***Losses***") arising out of or incidental to the business, activities or operations of, or relating to, the Company, regardless of whether the Indemnitee continues to be a Member, officer or affiliate thereof at the time any such liability or expense is paid or incurred; *provided, however*, that no Member, officer or affiliate may be indemnified by the Company from and against any Losses which result from the gross negligence or willful misconduct of such person.

(b) The indemnification provided by this Section 14 shall be in addition to any other rights to which an Indemnitee may be entitled under any other agreement, by vote of the Member, as a matter of law or equity, or otherwise, both as to an action in the Indemnitee's capacity as a Member, officer or affiliate thereof, and as to an action in another capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

15. Admission of Additional Members. One or more additional members of the Company may be admitted to the Company with the written consent of the member. If the Company subsequently has more than one member, then all references in this Agreement to the singular "Member" will refer to all of the members of the Company, and any matter requiring the consent of the "Member" under this Agreement will require the consent of a majority in interest of the members.

16. Withdrawal. A Member may withdraw from the Company. If a Member withdraws from the Company and there are no other members of the Company at the time, a new Member shall be admitted to the Company upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement. The admission of the new Member shall be deemed effective concurrent with the withdrawal of the sole remaining Member.

17. Dissolution.

(a) The Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following: (i) the occurrence of any dissolution event set forth in this Agreement, as the same may be amended from time to time, (ii) the written consent of the Member, (iii) the withdrawal or dissolution of the Member or the occurrence of any other event which terminates the continued membership of the Member in the Company unless the business of the Company is continued in a manner permitted by the Act, or (iv) the entry of a decree of judicial dissolution under the Act.

(b) The bankruptcy of the Member will not cause the Member to cease to be a member of the Company, and upon the occurrence of such an event the business of the Company shall continue without dissolution.

(c) In the event of dissolution, the Member shall conduct only such activities as are necessary to wind up the affairs of the Company (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority, provided under the Act and applicable law.

18. Severability of Provisions. Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal.

19. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original of this Agreement.

20. Entire Agreement. Except as expressly set forth in this Agreement, this Agreement constitutes the entire agreement with respect to the subject matter hereof, and supersedes and replaces any other written or oral agreement relating to the subject matter hereof, including any prior operating agreement of the Company.

21. Governing Law. This Agreement shall be governed by, and construed under, the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

22. Amendments. The terms and provisions of this Agreement may be modified or amended at any time and from time to time with the written consent of the Member.

23. No Third-Party Beneficiary. Any agreement to pay any amount and any assumption of liability in this Agreement contained, express or implied, shall be only for the benefit of the Member and his respective heirs, successors, and permitted assigns, and such agreements and assumptions shall not inure to the benefit of the obligees of any indebtedness of any other party, whomsoever, deemed to be a third-party beneficiary of this Agreement.

24. Distribution Restriction. No distribution shall be declared or paid which shall impair the capital of the Company nor shall any distribution of assets be made to any member unless the value of the assets of the Company remaining after such payment or distribution is at least equal to the aggregate of its debts and liabilities, including capital.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

IN WITNESS WHEREOF, the Member has executed this Agreement as of the date first above written.

MEMBER:.

IEX Ventures LLC

____
Name: Bradley Katsuyama
Title: President

EXHIBIT A

Managers: Bradley Katsuyama and Robert Park

Officers:
Bradley Katsuyama – President
Sara Furber – Vice President and Treasurer
Robert Park – Vice President and Chief Technology Officer
Sophia Lee – General Counsel and Secretary

EXHIBIT B

SCHEDULE OF MEMBERS

Name	**Capital Contribution**	**Membership Interest**
IEX Ventures LLC	$1.00	100%

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:17 PM 01/04/2016
FILED 01:17 PM 01/04/2016
SR 20160017380 - File Number 5176154

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF IEX GROUP, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

IEX Group, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is IEX Group, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on June 27, 2012 under the name IEX Group, Inc.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Second Amended and Restated Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is IEX Group, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, Zip Code 19808. The name of the registered agent of the corporation in the State of Delaware at such address is Corporation Service Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 10,100,000 shares of Common Stock, $0.01 par value per share ("**Common Stock**"), and (ii) 5,020,882 shares of Preferred Stock, $0.01 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

A total of 375,000 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series A-1 Preferred Stock**," a total of 2,440,000 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series B-1 Preferred Stock**" and a total of 2,205,882 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series C Preferred Stock**", each with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" or "Subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1. Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other

similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "**Series A-1 Original Issue Price**" shall mean $4.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A-1 Preferred Stock. The "**Series B-1 Original Issue Price**" shall mean $10.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B-1 Preferred Stock. The "**Series C Original Issue Price**" shall mean $34.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series C Preferred Stock. For purposes hereof, the Series A-1 Original Issue Price, the Series B-1 Original Issue Price and the Series C Original Issue Price, collectively, shall be referred to as the "**Original Issue Price**," and individually, as the "**applicable Original Issue Price**."

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Payments to Holders of Senior Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Series C Preferred Stock and Series B-1 Preferred Stock (together, the "**Senior Preferred Stock**") then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Series A-1 Preferred Stock and Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of such series of Senior Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event (the amount payable to a series of Senior Preferred Stock pursuant to this sentence is hereinafter referred to as an applicable "**Senior Preferred Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Senior Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Senior Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Series A-1 Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after full payment of the Senior Preferred Liquidation Amount as set forth above, the holders of shares of Series A-1 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Series A-1 Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A-1 Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series A-1 Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A-1 Preferred Stock the full amount to which they shall be entitled under this Subsection 2.2, the holders of shares of Series A-1 Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.3 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after full payment of the Senior Preferred Liquidation Amount and the Series A-1 Liquidation Amount, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.4 Deemed Liquidation Events.

2.4.1 Definition. Each of the following events shall be deemed a liquidation of the Corporation (a "**Deemed Liquidation Event**") unless the holders of at least sixty percent (60%) of the outstanding shares of Senior Preferred Stock, voting together as a single class and on an as-converted basis (the "**Requisite Preferred Holders**") elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event:

(a) a merger,consolidation or reorganization in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger, consolidation or reorganization involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger, consolidation or reorganization continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger, consolidation or reorganization, a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger, consolidation or reorganization, the parent corporation of such surviving or resulting corporation; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

(c) (i) a single transaction or series of related transactions to which the Corporation is a party, involving the sale or transfer of outstanding shares of capital stock of the Corporation, or (ii) the issuance of shares of capital stock by the Corporation, in either case, under circumstances in which the holders of the voting power of outstanding capital stock of the Corporation, immediately prior to such transaction(s), own less than 50% in voting power of the outstanding capital stock of the Corporation immediately following such transaction; provided, however, that the issuance of shares of preferred stock of the Corporation by the Corporation in a bona fide equity financing transaction that is approved by the Requisite Preferred Holders shall not constitute a Deemed Liquidation Event under this Section 2.4.1(c).

2.4.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.4.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1, 2.2 and 2.3.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.4.1(a)(ii) or 2.4.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Preferred Stock, and (iii) if the Requisite Preferred Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the Senior Preferred Liquidation Amount or Series A-1 Liquidation Amount, as applicable. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall (x) first ratably redeem each holder's shares of Senior Preferred Stock to the fullest extent of such Available Proceeds, and shall redeem the remaining shares of Senior Preferred Stock as soon as it may lawfully do so under Delaware law governing distributions to stockholders, and (y) next ratably redeem each holder's shares of Series A-1 Preferred Stock to the fullest extent of such Available Proceeds, and shall redeem the remaining shares of Series A-1 Preferred Stock as soon as it may lawfully do so under Delaware law governing distributions to stockholders. The provisions of Subsection 2.4.2(c) through Subsection 2.4.2(e) shall apply to the redemption of the Preferred Stock pursuant to this Subsection 2.4.2(b). Prior to the distribution or redemption provided for in this Subsection 2.4.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business solely to wind down the business and affairs of the Corporation.

(c) The Corporation shall send written notice of the redemption pursuant to Subsection 2.4.2(b) (the "**Redemption Notice**") to each holder of record of Preferred Stock not less than 90 days after the Deemed Liquidation Event. Each Redemption Notice shall state:

(i) the number of shares of Preferred Stock held by the holder that the Corporation shall redeem;

(ii) the date of redemption (the "**Redemption Date**") and price per share of the Preferred Stock to be redeemed (the "**Redemption Price**");

(iii) the date upon which the holder's right to convert such shares terminates (as determined in accordance with Subsection 4.1); and

(iv) that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of the Preferred Stock to be redeemed.

(d) On or before the applicable Redemption Date, each holder of shares of Preferred Stock to be redeemed on such Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4, shall surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Preferred Stock represented by a certificate are redeemed, a new certificate representing the unredeemed shares of Preferred Stock shall promptly be issued to such holder.

(e) If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that the certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of their certificate or certificates therefor.

2.4.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any event specified in this Subsection 2.4 shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class.

3.2 Election of Directors. The holders of record of the shares of Series C Preferred Stock, exclusively and voting as a separate class, shall be entitled to elect one (1) director of the Corporation (the "**Series C Director**"), the holders of record of the shares of Series B-1 Preferred Stock, exclusively and voting as a separate class, shall be entitled to elect two (2) directors of the Corporation (each, a "**Series B-1 Director**" and the Series C Director and the Series B-1 Directors, each a "**Preferred Director**") and the holders of record of the shares of Common Stock, exclusively and separately as a separate class, shall be entitled to elect four (4) directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series C Preferred Stock, Series B-1 Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Series C Preferred Stock, Series B-1 Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2. The rights of the holders of the Series C Preferred Stock under the first sentence of this Subsection 3.2 shall terminate on the first date following the Original Issue Date (as defined below) on which there are issued and outstanding less than 222,000 shares of Series C Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Series C Preferred Stock) and the rights of the holders of the Series B-1 Preferred Stock under the first sentence of this Subsection 3.2 shall terminate on the first date following the Original Issue Date (as defined below) on which there are issued and outstanding less than 350,000 shares of Series B-1 Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Series B-1 Preferred Stock).

3.3 Senior Preferred Stock Protective Provisions. At any time when at least 800,000 shares of Senior Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to any class or series of Senior Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the Requisite Preferred Holders, given in writing or by vote at a meeting:

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or effect any merger or consolidation, or consent to any of the foregoing;

3.3.2 amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Senior Preferred Stock;

3.3.3 create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Senior Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of any series of Senior Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock unless the same ranks junior to the Senior Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

3.3.4 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series B-1 Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and as expressly authorized herein, (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof, (iv) acquisitions of Common Stock in exercise of the Corporation's right of first refusal to repurchase such shares, such acquisitions not to exceed $1,000,000 in the aggregate in any one calendar year, (v) as approved by the Board of Directors of the Corporation, including the approval of a majority of the Preferred Directors, or (vi) redemptions pursuant to paragraph E of Article TENTH hereto;

3.3.5 consummate an underwritten initial public offering of the Corporation's Common Stock that is not a Qualified IPO (as defined below);

3.3.6 enter into or be a party to any transaction with any director or officer of the Corporation or any "associate" (as defined in Rule 12b-2 promulgated under the Exchange Act of 1934, as amended) of any such person, except for (i) transactions entered into in connection with the sale and issuance of the Series C Preferred Stock pursuant to the Series C Preferred Stock Purchase Agreement dated on or about the Original Issue Date (as defined below), by and among the Corporation and the Purchasers identified therein (the "**Series C Purchase Agreement**"), (ii) transactions entered into in the ordinary course of the Corporation's business and on terms that are fair and reasonable and consistent with an arm's length transaction, (iii) transactions resulting in payments to or by the Corporation in an aggregate amount less than $60,000 per year, and (iv) transactions approved by the Board of Directors, including the approval of a majority of the Preferred Directors;

3.3.7 increase or decrease the authorized number of directors constituting the Board of Directors;

3.3.8 create, or authorize the creation of, or issue, or authorize the issuance of any debt security, or permit any subsidiary to take any such action with respect to any debt security, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $5,000,000, other than equipment leases or bank lines of credit and unless such debt security has received the prior approval of the Board of Directors, including the approval of a majority of the Preferred Directors;

3.3.9 create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary or permit any direct or indirect subsidiary to sell, transfer or otherwise issue any of its securities other than to the Corporation or to a wholly-owned subsidiary of the Corporation; or

3.3.10 increase the number of shares of Common Stock reserved for issuance under any equity incentive plan adopted by the Corporation.

3.4 Series A-1 Preferred Stock Protective Provisions. For so long as any shares of Series A-1 Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, without the written consent or affirmative vote of the holders of a majority of the then outstanding shares of Series A-1 Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series A-1 Preferred Stock.

4. Optional Conversion. The holders of Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The **"Series A-1 Conversion Price"** shall initially be equal to $4.00. The **"Series B-1 Conversion Price"** shall initially be equal to $10.00. The **"Series C Conversion Price"** shall initially be equal to $34.00. For purposes hereof, the Series A-1 Conversion Price, the Series B-1 Conversion Price and the Series C Conversion Price shall be referred to as the "**Conversion Price**" and individually as the **"applicable Preferred Conversion Price"**. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time, (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. (i) The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and (ii) without limitation of the Corporation's obligations under clause (i) of this sentence, if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the reasonable opinion of its outside legal counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "**Original Issue Date**" shall mean the date on which the first share of Series C Preferred Stock was issued.

(c) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) shares of Common Stock issued upon conversion of the Preferred Stock; or

(ii) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock; or

(iii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split,

split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8; or

(iv) up to 1,903,348 shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation, including a majority of the Preferred Directors, and in existence as of the Original Issue Date; or

(v) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security; or

(vi) shares of Common Stock, Options or Convertible Securities issued to unaffiliated banks, equipment lessors, other financial institutions, real property lessors, pursuant to a bona fide debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation, including a majority of the Preferred Directors;

(vii) shares of Common Stock, Options or Convertible Securities issued to unaffiliated suppliers or third party service providers in connection with the bona fide provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation, including a majority of the Preferred Directors;

(viii) shares of Common Stock, Options or Convertible Securities issued pursuant to the bona fide acquisition of an unaffiliated corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or pursuant to a bona fide joint venture agreement, provided, that such issuances are approved by the Board of Directors of the Corporation, including a majority of the Preferred Directors; or

(ix) shares of Common Stock, Options or Convertible Securities issued to unaffiliated third parties in connection with bona fide sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation, including a majority of the Preferred Directors.

4.4.2 No Adjustment of Conversion Price. No adjustment in any of the Series A-1 Conversion Price, Series B-1 Conversion Price or Series C Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of a majority of the then outstanding shares of the Series A-1 Preferred Stock, Series B-1 Preferred Stock or Series C Preferred Stock, as applicable, and in each case voting separately as a series, agreeing that no such adjustment shall be made to the Conversion Price for such series of Preferred Stock as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to any Conversion Price pursuant to the terms of Subsection 4.4.4 below, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the applicable Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the

Conversion Price to an amount which exceeds the lower of (i) the applicable Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to any Conversion Price pursuant to the terms of Subsection 4.4.4 below (either because the consideration per share (determined pursuant to Subsection 4.4.5 hereof) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a) above) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to any Conversion Price pursuant to the terms of Subsection 4.4.4 below, the applicable Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the applicable Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the applicable Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the applicable Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issue, then the applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "**CP_2**" shall mean the applicable Conversion Price in effect immediately after such issue of Additional Shares of Common Stock;

(b) "**CP_1**" shall mean the applicable Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(c) "**A**" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the applicable Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "**B**" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "**C**" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the applicable Conversion Price pursuant to the terms of Subsection 4.4.4, and such issuance dates occur within a period of no more than 90 days from the first such issuance to the final such issuance, then, upon the final such issuance, the applicable Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the applicable Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the applicable Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the applicable Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the applicable Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the applicable Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of

Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger; Reorganization, etc. Subject to the provisions of Subsection 2.4, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.5, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of any Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 10 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of applicable Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the applicable Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the applicable Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of such Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least 10 days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events.

5.1.1 Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least $34.00 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in an underwritten initial public offering on a national exchange pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of gross proceeds to the Corporation (a "**Qualified IPO**"), or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of the then outstanding shares of the Series A-1 Preferred Stock, voting separately as a series (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Series A-1 Conversion Time**"), (i) all outstanding shares of the Series A-1 Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate and (ii) such shares may not be reissued by the Corporation.

5.1.2 Upon either (a) the closing of a Qualified IPO, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of the then outstanding shares of the Series B-1 Preferred Stock, voting separately as a series (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Series B-1 Conversion Time**"), (i) all outstanding shares of the Series B-1 Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate and (ii) such shares may not be reissued by the Corporation.

5.1.3 Upon either (a) the closing of a Qualified IPO, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of the then outstanding shares of the Series C Preferred Stock, voting separately as a series (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Series C Conversion Time**" and, together with the Mandatory Series A-1 Conversion Time and Mandatory Series B-1 Conversion Time, may be referred to herein as an applicable "**Mandatory Conversion Time**"), (i) all outstanding shares of the Series C Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of the Series A-1 Preferred Stock, Series B-1 Preferred Stock or Series C Preferred Stock, as applicable, shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of the Series A-1 Preferred Stock, Series B-1 Preferred Stock or Series C Preferred Stock, as applicable, pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the applicable Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of the Series A-1 Preferred Stock, Series B-1 Preferred Stock or Series C Preferred Stock, as applicable, shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the applicable Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the applicable Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for the Series A-1 Preferred Stock, Series B-1 Preferred Stock or Series C Preferred Stock, as applicable, the Corporation shall issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

7. Waiver. Subject to any other votes required by this Restated Certificate of Incorporation, any of the rights, powers, preferences and other terms of (i) the Series A-1 Preferred Stock set forth herein may be waived on behalf of all holders of Series A-1 Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of Series A-1 Preferred Stock then outstanding, (ii) the Series B-1 Preferred Stock set forth herein may be waived on behalf of all holders of Series B-1 Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of Series B-1 Preferred Stock then outstanding, (iii) the Series C Preferred Stock set forth herein may be waived on behalf of all holders of Series C Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of Series C Preferred Stock then outstanding, and (iv) the Senior Preferred Stock set forth herein may be waived on behalf of all holders of Senior Preferred Stock by the affirmative written consent or vote of the Requisite Preferred Holders.

8. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to the Bylaws, including the provisions contained within Section 51 thereof, and any additional vote required by the Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors of the Corporation or in the Bylaws of the Corporation.

NINTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, subject to rights conferred upon stockholders set forth herein (including, without limitation, pursuant to Sections 3.3, 3.4 and 7 of this Certificate of Incorporation). Commencing on the date (the "**Registration Date**") that Investors' Exchange LLC is registered as a national securities exchange pursuant to Section 6(a) of the Securities Exchange Act of 1934, as amended (the "**Act**"), for so long as this Corporation shall control, directly or indirectly, Investors' Exchange LLC, before any amendment to or repeal of any provision of this Certificate of Incorporation shall be effective, those changes shall be submitted to the Board of Directors of Investors' Exchange LLC and if the same must be filed with or filed with and approved by the United States Securities and Exchange Commission (the "**Commission**") before the changes may be effective, under Section 19 of the Act and the rules promulgated under that Act by the Commission or otherwise, then the proposed changes to the Certificate of Incorporation of this Corporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

TENTH: In addition to any limitations on the transfer of shares of the Corporation's capital stock set forth in the By-Laws of the Corporation and any agreement amongst stockholders, the following shall apply commencing on the Registration Date to the fullest extent permitted by law for so long as this Corporation shall control, directly or indirectly, Investors' Exchange LLC, except as provided below in Section 2 of Paragraph B of this Article TENTH:

A. **Definitions**. As used in this Article Tenth:

1. The term "**Person**" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government;

2. The term "**Related Persons**" shall mean with respect to any Person: (A) any "affiliate" of such Person (as such term is defined in Rule 12b-2 under the Act); (B) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation; (C) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (D) in the case of any Person that is a registered broker or dealer that has been admitted to membership in the national securities exchange known as Investors' Exchange LLC (an "**Exchange Member**"), any Person that is associated with the Exchange Member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Act); (E) in the case of a Person that is a natural person and Exchange Member, any broker or dealer that is also an Exchange Member with which such Person is associated; (F) in the case of a Person that is a natural person, any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of the Corporation or any of its parents or subsidiaries; (G) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (H) in the case of a Person that is a general partner, managing member or manager

of a partnership or limited liability company, such partnership or limited liability company, as applicable; and

3. The term "beneficially owned", "own beneficially" or any derivative thereof shall have the meaning set forth in Rule 13d-3 under the Act.

B. Limitations.

1. For so long as the Corporation shall control, directly or indirectly, the Investors' Exchange LLC, except as provided in Sections 2.1 and 2.2 below of this Article TENTH, Paragraph B:

1.1 No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than forty percent (40%) of any class of capital stock of the Corporation;

1.2 No Exchange Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than twenty percent (20%) of any class of capital stock of the Corporation; and

1.3 No Person, either alone or together with its Related Persons, at any time may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement, vote or cause the voting of shares of the capital stock of the Corporation or give any consent or proxy with respect to shares representing more than twenty percent (20%) of the voting power of the then issued and outstanding capital stock of the Corporation, nor may any Person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement with any other Person, either alone or together with its Related Persons, under circumstances that would result in the shares of capital stock of the Corporation that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of the capital stock of the Corporation which would represent more than twenty percent (20%) of said voting power.

2. Subject to Sections 3 and 4 below of this Article TENTH, Paragraph B:

2.1 The limitations in Sections 1.1 and 1.3 above shall not apply in the case of any class of stock that does not have the right by its terms to vote in the election of members of the Board of Directors of the Corporation or on other matters that may require the approval of the holders of voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of said class of stock); and

2.2 The limitations in Sections 1.1 and 1.3 above (except with respect to Exchange Members and their Related Persons) may be waived by the Board of Directors of the Corporation pursuant to a resolution duly adopted by the Board of Directors, if, in connection with the taking of such action, the Board of Directors adopts a resolution stating that it is the determination of such Board that such action will not impair the ability of the Investors' Exchange LLC, to carry out its functions and responsibilities as an "exchange" under the Act, and the rules and regulations promulgated thereunder; that it is otherwise in the best interests of the Corporation, its stockholders and the Investors' Exchange LLC, and that it will not impair the ability of the Commission to enforce the Act and the rules and regulations promulgated thereunder, and such resolution shall not be effective until it is filed with and approved by the Commission. In making the determinations referred to in the immediately preceding sentence, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions as it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Act and the rules and regulations promulgated thereunder, and the governance of the Investors' Exchange LLC.

3. Notwithstanding Sections 2.1 and 2.2 above, in any case where a Person, either alone or together with its Related Persons, would own or vote more than any of the above percentage limitations upon consummation of any proposed sale, assignment or transfer of the Corporation's capital stock, such sale, assignment or transfer shall not become effective until the Board of Directors of the Corporation shall have determined, by resolution, that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Act).

4. Notwithstanding Sections 2.1 and 2.2 above, and without giving effect to the same, any Person that either alone or together with its Related Persons proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than forty percent (40%) of the outstanding shares of any class of capital stock of the Corporation, or to exercise voting rights, or grant any proxies or consents with respect to shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the voting power of the then issued and outstanding shares of capital stock of the Corporation, shall have delivered to the Board of Directors of the Corporation a notice in writing, not less than forty-five (45) days (or any shorter period to which said Board shall expressly consent) before the proposed ownership of such shares, or the proposed exercise of said voting rights or the granting of said proxies or consents, of its intention to do so.

C. Required Notices.

1. Any Person that, either alone or together with its Related Persons, owns, directly or indirectly (whether by acquisition or by a change in the number of shares outstanding), of record or beneficially five percent (5%) or more of the then outstanding shares of capital stock of the Corporation (excluding shares of any class of stock that does not have the right by its terms to vote generally in the election of members of the Board of Directors of the Corporation) shall, immediately upon acquiring knowledge of its ownership of five percent (5%) or more of the then outstanding shares of such stock, give the Board of Directors written notice of such ownership, which notice shall state: (A) such Person's full legal name; (B) such Person's title or status and the date on which such title or status was acquired; (C) such Person's (and its Related Person's) approximate ownership interest of the Corporation; and (D) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise.

2. Each Person required to provide written notice pursuant to Section 1, Paragraph C of this Article Tenth shall update such notice promptly after any change in the contents of that

notice; provided that no such updated notice shall be required to be provided to the Board of Directors (A) in the event of an increase or decrease in the ownership percentage so reported of less than one percent (1%) of the then outstanding shares of any class of capital stock (such increase or decrease to be measured cumulatively from the amount shown on the last such notice), unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned less than such percentages) or such Person owning less than twenty percent (20%) or less than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned more than such percentages); or (B) in the event the Corporation issues additional shares of capital stock (or securities convertible into capital stock) or takes any other action that dilutes the ownership of such Person, or acquires or redeems shares of outstanding capital stock or takes any other action that increases the ownership of such Person, in each case without any change in the number of shares held by such Person.

3. The Board of Directors of the Corporation shall have the right to require any Person reasonably believed to be subject to and in violation of this Article Tenth to provide the Corporation complete information as to all shares of stock of the Corporation owned, directly or indirectly, of record or beneficially, by such Person and its Related Persons and as to any other factual matter relating to the applicability or effect of this Article Tenth as may reasonably be requested of such Person.

D. Effect of Purported Transfers and Voting in Violation of this Article.

If any stockholder purports to sell, transfer, assign or pledge to any Person, other than the Corporation, any shares of the Corporation that would violate the provisions of this Article Tenth, then the Corporation shall record on the books of the Corporation the transfer of only that number of shares that would not violate the provisions of this Article Tenth and shall treat the remaining shares as owned by the purported transferor, for all purposes, including without limitation, voting, payment of dividends and distributions with respect to such shares whether upon liquidation or otherwise. If any stockholder purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of, shares that would violate the provisions of this Article Tenth, then the Corporation shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any shares subject to that arrangement shall not be entitled to be voted to the extent of such violation.

E. Right to Redeem Shares Purportedly Transferred or Owned in Violation of this Article.

If any stockholder purports to sell, transfer, assign, pledge or own any shares of the Corporation in violation of the provisions of this Article Tenth, then the Corporation shall have the right to, and shall promptly after confirming such violation and to the extent funds are legally available, redeem the shares sold, transferred, assigned, pledged, or owned in violation of the provisions of this Article Tenth for a price per share equal to the par value of those shares. The number of shares to be redeemed by the Corporation pursuant to the foregoing provision shall be calculated by the Corporation after taking into account that such redeemed shares shall become treasury shares and shall no longer be deemed to be outstanding. Written notice shall be given by the Secretary of the Corporation to the holder or holders of record with respect to the redeemable shares at the address of the holder or holders of record appearing on the books of the Corporation, which notice shall specify a date for redemption of the shares that shall be not less than ten (10) days nor more than thirty (30) days from the date of such notice. Any shares which have been so called for redemption shall not be deemed outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which written notice of redemption has been given to the holder or holders of those shares if a sum sufficient to redeem such shares shall have been irrevocably deposited or set aside to pay the redemption price to the holder or holders of the shares upon surrender of certificates for those shares. From and after the redemption date (unless the Corporation shall default in providing funds for the payment of the redemption price) the shares of redeemed stock which have been redeemed by the Corporation as aforesaid shall become treasury shares and shall no longer be deemed to be outstanding, and all rights of the holder of such redeemed stock as a stockholder of the Corporation (except the right to receive from the Corporation the redemption price against delivery to the Corporation of evidence of ownership of such shares) shall cease. Written notice shall be given by the Secretary of the Corporation to all holders of record appearing on the books of the Corporation of any redemption by the Corporation (including, without limitation, a redemption pursuant to this Paragraph E of this Article Tenth) (in each case, a "**Redemption**") not more than ten (10) days after consummation of the Redemption, which notice shall specify the number of shares outstanding after the Redemption of each class of the Corporation's capital stock. In the event that any redemption has resulted in any additional stockholder owning such number of shares of the Corporation that is in violation of the provisions of this Article Tenth, the Corporation shall have the right to and shall promptly after confirming such violation, redeem such shares pursuant to the provisions of this Article Tenth.

ELEVENTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Eleventh to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Eleventh by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TWELFTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Twelfth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

THIRTEENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law

4. That this Third Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Second Amended and Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Third Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this January 4, 2016.

By: ______________________
Bradley Katsuyama
Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:12 AM 06/26/2018
FILED 09:12 AM 06/26/2018
SR 20185358994 - File Number 5176154

CERTIFICATE OF AMENDMENT
TO THE
THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
IEX GROUP, INC.

IEX Group, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "**DGCL**"), does hereby certify as follows:

FIRST: The name of this corporation is IEX Group, Inc. (hereinafter referred to as the "**Corporation**").

SECOND: The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on June 27, 2012 under the name IEX Group, Inc. The Third Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on January 4, 2016 (the "**Restated Certificate**").

THIRD: Pursuant to Section 242 of the DGCL, this Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation of the Corporation (this "**Certificate of Amendment**") hereby amends the Restated Certificate, as set forth below:

1. The first paragraph of Article Fourth of the Restated Certificate is hereby amended and restated to read in its entirety as follows:

> "The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 10,600,000 shares of Common Stock, $0.01 par value per share ("**Common Stock**"), and (ii) 5,020,882 shares of Preferred Stock, $0.01 par value per share ("**Preferred Stock**")."

2. Article Fourth, Section B.4.4.1(d)(iv) of the Restated Certificate is hereby amended and restated to read in its entirety as follows:

> "up to 2,965,000 shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation, including a majority of the Preferred Directors, and in existence as of the Original Issue Date; or"

FOURTH: This Certificate of Amendment has been duly approved and adopted by the Board of Directors and stockholders of the Corporation in accordance with Sections 141, 228 and 242 of the DGCL.

(Signature page follows)

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by a duly authorized officer of this corporation on June 26, 2018.

IEX GROUP, INC.

By: /s/ Bradley Katsuyama
Name: Bradley Katsuyama
Title: Chief Executive Officer

SECOND CERTIFICATE OF AMENDMENT
TO THE
THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
IEX GROUP, INC.

IEX Group, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "**DGCL**"), does hereby certify as follows:

FIRST: The name of this corporation is IEX Group, Inc. (hereinafter referred to as the "**Corporation**").

SECOND: The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on June 27, 2012 under the name IEX Group, Inc. The Third Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on January 4, 2016 (as amended through the date hereof, the "**Restated Certificate**").

THIRD: Pursuant to Section 242 of the DGCL, this Second Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation of the Corporation (this "**Second Certificate of Amendment**") hereby amends the Restated Certificate, as set forth below:

1. The first paragraph of Article Fourth of the Restated Certificate is hereby amended and restated to read in its entirety as follows:

> "The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 11,000,000 shares of Common Stock, $0.01 par value per share ("**Common Stock**"), and (ii) 5,020,882 shares of Preferred Stock, $0.01 par value per share ("**Preferred Stock**")."

2. Article Fourth, Section B.4.4.1(d)(iv) of the Restated Certificate is hereby amended and restated to read in its entirety as follows:

> "up to 3,415,000 shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation, including a majority of the Preferred Directors, and in existence as of the Original Issue Date; or"

FOURTH: This Second Certificate of Amendment has been duly approved and adopted by the Board of Directors and stockholders of the Corporation in accordance with Sections 141, 228 and 242 of the DGCL.

(*Signature page follows*)

IN WITNESS WHEREOF, the Corporation has caused this Second Certificate of Amendment to be executed by a duly authorized officer of this corporation on October 13, 2021.

IEX GROUP, INC.

By: /s/ Bradley Katsuyama
Name: Bradley Katsuyama
Title: Chief Executive Officer

THIRD CERTIFICATE OF AMENDMENT
TO THE
THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
IEX GROUP, INC.

IEX Group, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "**DGCL**"), does hereby certify as follows:

FIRST: The name of this corporation is IEX Group Inc. (hereinafter referred to as the "**Corporation**").

SECOND: The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on June 27, 2012 under the name IEX Group, Inc. The Third Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on January 4, 2016 (as amended through the date hereof, the "**Restated Certificate**").

THIRD: Pursuant to Section 242 of the DGCL, this Third Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation of the Corporation (this "**Third Certificate of Amendment**") hereby amends the Restated Certificate, as set forth below:

1. The first paragraph of Article Fourth of the Restated Certificate is hereby amended and restated to read in its entirety as follows:

> "The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 15,500,000 shares of Common Stock, $0.01 par value per share ("**Common Stock**"), and (ii) 5,020,882 shares of Preferred Stock, $0.01 par value per share ("**Preferred Stock**")."

FOURTH: This Third Certificate of Amendment has been duly approved and adopted by the Board of Directors and stockholders of the Corporation in accordance with Sections 141, 228 and 242 of the DGCL.

(*Signature page follows*)

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:34 AM 05/17/2022
FILED 11:34 AM 05/17/2022
SR 20222051032 - File Number 5176154

IN WITNESS WHEREOF, the Corporation has caused this Third Certificate of Amendment to be executed by a duly authorized officer of this corporation on May 17, 2022.

IEX GROUP, INC.

By: /s/ Bradley Katsuyama
Name: Bradley Katsuyama
Title: Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:41 AM 12/23/2025
FILED 10:41 AM 12/23/2025
SR 20254974125 - File Number 5176154

FOURTH CERTIFICATE OF AMENDMENT
TO THE
THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
IEX GROUP, INC.

IEX Group, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "**DGCL**"), does hereby certify as follows:

FIRST: The name of this corporation is IEX Group, Inc. (hereinafter referred to as the "**Corporation**").

SECOND: The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on June 27, 2012 under the name IEX Group, Inc. The Third Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on January 4, 2016 (the "**Restated Certificate**").

THIRD: Pursuant to Section 242 of the DGCL, this Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation of the Corporation (this "**Certificate of Amendment**") hereby amends the Restated Certificate, as set forth below:

1. Article Tenth, Section B.1.1 of the Restated Certificate is hereby amended and restated to read in its entirety as follows:

> "1.1 No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than forty percent (40%) of the capital stock of the Corporation;"

2. Article Tenth, Section B.1.2 of the Restated Certificate is hereby amended and restated to read in its entirety as follows:

> "1.2 No Exchange Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than twenty percent (20%) of the capital stock of the Corporation; and"

3. Article Tenth is hereby amended by adding a new Section B.1.3.1 immediately following Section B.1.3, to read in its entirety as follows:

> "1.3.1 For purposes of determining the voting power of any Person, either alone or together with its Related Persons, in connection with any vote or action of the stockholders of the Corporation, if at any time any Person, either alone or together with its Related Persons, is entitled, directly or indirectly, to vote, give a consent or proxy with respect to, or otherwise exercise voting power in respect of, shares of capital stock of the Corporation representing in the aggregate more than twenty percent (20%) of the voting power of all then-issued and outstanding capital stock of the Corporation entitled to vote on such matter (the "Voting Limitation"), then, solely for purposes of such vote or action of stockholders, the voting power of such Person (either alone or together with its Related Persons) shall be automatically reduced to equal the Voting Limitation. Any votes, consents or proxies otherwise attributable to shares held by such Person (together with its Related Persons) in excess of the Voting Limitation shall be automatically and proportionally redistributed

among the remaining stockholders entitled to vote on such matter, in proportion to their respective ownership of voting shares entitled to vote on such matter. If, as a result of such redistribution, any other stockholder would exceed the Voting Limitation, the same adjustment and redistribution procedure shall be applied successively until no stockholder exceeds the Voting Limitation. The adjustments contemplated by this Section shall be automatic and self-executing and shall apply without the necessity of any notice, further act or determination by the Board of Directors or the stockholders of the Corporation. The Board of Directors may adopt such administrative procedures as it deems advisable to implement this Section in a fair and equitable manner consistent with the General Corporation Law."

4. Article Tenth, Section B.4 of the Restated Certificate is hereby amended and restated to read in its entirety as follows:

"4. Notwithstanding Sections 2.1 and 2.2 above, and without giving effect to the same, any Person that either alone or together with its Related Persons proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than forty percent (40%) of the outstanding shares of the capital stock of the Corporation, or to exercise voting rights, or grant any proxies or consents with respect to shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the voting power of the then issued and outstanding shares of capital stock of the Corporation, shall have delivered to the Board of Directors of the Corporation a notice in writing, not less than forty-five (45) days (or any shorter period to which said Board shall expressly consent) before the proposed ownership of such shares, or the proposed exercise of said voting rights or the granting of said proxies or consents, of its intention to do so."

FOURTH: This Certificate of Amendment has been duly approved and adopted by the Board of Directors and stockholders of the Corporation in accordance with Sections 141, 228 and 242 of the DGCL.

(*Signature page follows*)

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by a duly authorized officer of this corporation on December 23, 2025.

IEX GROUP, INC.

By: /s/Bradley Katsuyama
Name: Bradley Katsuyama
Title: Chief Executive Officer

[Signature Page to Amendment to Certificate of Incorporation of IEX Group, Inc.]

BYLAWS

OF

IEX GROUP, INC.
(A DELAWARE CORPORATION)
ADOPTED
December 3, 2024

BYLAWS

OF

IEX GROUP, INC.
(A DELAWARE CORPORATION)
(THE "CORPORATION")

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of the Corporation in the State of Delaware shall be in the City of Dover, County of Kent.

Section 2. Other Offices. The Corporation shall also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors, and may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II

CORPORATE SEAL

Section 3. Corporate Seal. The Board of Directors may adopt a corporate seal. The corporate seal shall consist of a die bearing the name of the Corporation and the inscription, "Corporate Seal-Delaware." Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE III

STOCKHOLDERS' MEETINGS

Section 4. Place of Meetings. Meetings of the stockholders of the Corporation may be held at such place, either within or without the State of Delaware, as may be determined from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided under the Delaware General Corporation Law ("***DGCL***").

Section 5. Annual Meeting.

(a) The annual meeting of the stockholders of the Corporation, for the purpose of election of directors and for such other business as may lawfully come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors. Nominations of persons for election to the Board of Directors of the Corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders: (i) pursuant to the Corporation's notice of meeting of stockholders; (ii) by or at the direction of the Board of Directors; or (iii) by any stockholder of the Corporation who was a stockholder of record at the time of giving of notice provided for in the following paragraph, who is entitled to vote at the meeting and who complied with the notice procedures set forth in Section 5.

(b) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of Section 5(a) of these Bylaws, (i) the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation, (ii) such other business must be a proper matter for stockholder action under the DGCL, (iii) if the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided the Corporation with a Solicitation Notice (as defined in this Section 5(b)), such stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of the Corporation's voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the Corporation's voting shares reasonably believed by such stockholder or beneficial owner to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the Solicitation Notice, and (iv) if no Solicitation Notice relating thereto has been timely provided pursuant to this section, the stockholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Section 5. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than thirty (30) days after the anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. Such stockholder's notice shall set forth: (A) as to each person whom the stockholder proposed to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "***1934 Act***") and Rule 14a-4(d) thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner, (ii) the class and number of shares of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner, and (iii) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of the proposal, at least the percentage of the Corporation's voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the Corporation's voting shares to elect such nominee or nominees (an affirmative statement of such intent, a "***Solicitation Notice***").

(c) Notwithstanding anything in the second sentence of Section 5(b) of these Bylaws to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Corporation at least one hundred (100) days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Section 5 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

(d) Only such persons who are nominated in accordance with the procedures set forth in this Section 5 shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 5. Except as otherwise provided by law, the Chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defective proposal or nomination shall not be presented for stockholder action at the meeting and shall be disregarded.

(e) Notwithstanding the foregoing provisions of this Section 5, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholders' meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation proxy statement pursuant to Rule 14a-8 under the 1934 Act.

(f) For purposes of this Section 5, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the 1934 Act.

Section 6. Special Meetings.

(a) Special meetings of the stockholders of the Corporation may be called, for any purpose or purposes, by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption) or (iv) by the holders of shares entitled to cast not less than twenty percent (20%) of the votes at the meeting, and shall be held at such place, on such date, and at such time as the Board of Directors shall fix.

(b) If a special meeting is properly called by any person or persons other than the Board of Directors, the request shall be in writing, specifying the general nature of the business proposed to be transacted, and shall be delivered personally or sent by certified or registered mail, return receipt requested, or by telegraphic or other facsimile transmission to the Chairman of the Board of Directors, the Chief Executive Officer, or the Secretary of the Corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The Board of Directors shall determine the time and place of such special meeting, which shall be held not less than thirty-five (35) nor more than one hundred twenty (120) days after the date of the receipt of the request. Upon determination of the time and place of the meeting, the officer receiving the request shall cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Section 7 of these Bylaws. Nothing contained in this paragraph (b) shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

Section 7. Notice of Meetings. Except as otherwise provided by law, notice, given in writing or by electronic transmission, of each meeting of stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at any such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by his attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 8. Quorum. At all meetings of stockholders, except where otherwise provided by statute or by the Certificate of Incorporation, or by these Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by statute, or by the Certificate of Incorporation or these Bylaws, in all matters other than the election of directors, the affirmative vote of a majority of shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the subject matter shall be the act of the stockholders. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, directors shall be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by the Certificate of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, shall constitute a quorum entitled to take action with respect to that vote on that matter. Except where otherwise provided by statute or by the Certificate of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy at the meeting shall be the act of such class or classes or series.

Section 9. Adjournment and Notice of Adjourned Meetings. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chairman of the meeting or by the vote of a majority of the shares present in person, by remote communication, if applicable, or represented by proxy. When a meeting is adjourned to another time or place, if any, notice need not be given of the adjourned meeting if the time and place, if any, thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 10. Voting Rights. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the Corporation on the record date, as provided in Section 12 of these Bylaws, shall be entitled to vote at any meeting of stockholders. Every person entitled to vote or execute consents shall have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy shall be voted after three (3) years from its date of creation unless the proxy provides for a longer period.

Section 11. Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2) or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one (1) votes, his act binds all; (b) if more than one (1) votes, the act of the majority so voting binds all; (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of Chancery for relief as provided in the DGCL, Section 217(b). If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of subsection (c) shall be a majority or even-split in interest.

Section 12. List of Stockholders. The Secretary shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. The list shall be open to examination of any stockholder during the time of the meeting as provided by law.

Section 13. Action Without Meeting.

(a) Unless otherwise provided in the Certificate of Incorporation, any action required by statute to be taken at any annual or special meeting of the stockholders, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, or by electronic transmission setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

(b) Every written consent or electronic transmission shall bear the date of signature of each stockholder who signs the consent, and no written consent or electronic transmission shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered to the Corporation in the manner herein required, written consents or electronic transmissions signed by a sufficient number of stockholders to take action are delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

(c) Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing or by electronic transmission and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take action were delivered to the Corporation as provided in Section 228(c) of the DGCL. If the action which is consented to is such as would have required the filing of a certificate under any section of the DGCL if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written consent has been given in accordance with Section 228 of the DGCL.

(d) A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this section, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the

Corporation can determine (i) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the Corporation by delivery to its registered office in the state of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by telegram, cablegram or other electronic transmission may be otherwise delivered to the principal place of business of the Corporation or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the board of directors of the Corporation. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

Section 14. Organization.

(a) At every meeting of stockholders, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the Chief Executive Officer, or, if the Chief Executive Officer is absent, a chairman of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, shall act as chairman. The Secretary, or, in his absence, an Assistant Secretary directed to do so by the Chief Executive Officer, shall act as secretary of the meeting.

(b) The Board of Directors of the Corporation shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the Corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE IV

DIRECTORS

Section 15. Number and Term of Office. The authorized number of directors shall initially be four (4), such number to be changed from time to time by resolution of the Board of Directors. Directors need not be stockholders unless so required by the Certificate of Incorporation. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient.

Section 16. Powers. The powers of the Corporation shall be exercised, its business conducted and its property controlled by the Board of Directors, except as may be otherwise provided by statute or by the Certificate of Incorporation.

Section 17. Term of Directors. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, directors shall be elected at each annual meeting of stockholders for a term of one year. Each director shall serve until his successor is duly elected and qualified or until his death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Section 18. Vacancies. Unless otherwise provided in the Certificate of Incorporation, and subject to the rights of the holders of any series of Preferred Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director, *provided, however*, that whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the Certificate of Incorporation, vacancies and newly created directorships of such class or classes or series shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor shall have been elected and qualified. A vacancy in the Board of Directors shall be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

Section 19. Resignation. Any director may resign at any time by delivering his or her notice in writing or by electronic transmission to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it shall be deemed effective at the pleasure of the Board of Directors. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each Director so chosen shall hold office for the unexpired portion of the term of the Director whose place shall be vacated and until his successor shall have been duly elected and qualified.

Section 20. Removal.

(a) Subject to any limitations imposed by applicable law (and assuming the Corporation is not subject to Section 2115 of the California General Corporation Law), the Board of Directors or any director may be removed from office at any time (i) with cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the Corporation entitled to vote generally at an election of directors or (ii) without cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the Corporation, entitled to vote generally at an election of directors.

(b) During such time or times that the Corporation is subject to Section 2115(b) of the California General Corporation Law, the Board of Directors or any individual director may be removed from office at any time without cause by the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote on such removal; provided, however, that unless the entire Board is removed, no individual director may be removed when the votes cast against such director's removal, or not consenting in writing to such removal, would be sufficient to elect that director if voted cumulatively at an election which the same total number of votes were cast (or, if such action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of such director's most recent election were then being elected.

Section 21. Meetings

(a) Regular Meetings. Unless otherwise restricted by the Certificate of Incorporation, regular meetings of the Board of Directors may be held at any time or date and at any place within or without the State of Delaware which has been designated by the Board of Directors and publicized among all directors, either orally or in writing, including a voice-messaging system or other system designated to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means. No further notice shall be required for a regular meeting of the Board of Directors.

(b) Special Meetings. Unless otherwise restricted by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chairman of the Board, the Chief Executive Officer (if a director), the President (if a director) or any two directors.

(c) Meetings by Electronic Communications Equipment. Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d) Notice of Special Meetings. Notice of the time and place of all special meetings of the Board of Directors shall be orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means, during normal business hours, at least twenty-four (24) hours before the date and time of the meeting. If notice is sent by US mail, it shall be sent by first class mail, postage prepaid at least three (3) days before the date of the meeting. Notice of any meeting may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(e) Waiver of Notice. The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present who did not receive notice shall sign a written waiver of notice or shall waive notice by electronic transmission. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 22. Quorum and Voting.

(a) Unless the Certificate of Incorporation requires a greater number, a quorum of the Board of Directors shall consist of a majority of the exact number of directors fixed from time to time by the Board of Directors in accordance with the Certificate of Incorporation; *provided, however,* at any meeting, whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Certificate of Incorporation or these Bylaws.

Section 23. Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing or writings or transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 24. Fees and Compensation. Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 25. Committees.

(a) Executive Committee. The Board of Directors may appoint an Executive Committee to consist of one (1) or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any bylaw of the Corporation.

(b) Other Committees. The Board of Directors may, from time to time, appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors shall consist of one (1) or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall any such committee have the powers denied to the Executive Committee in these Bylaws.

(c) Term. The Board of Directors, subject to any requirements of any outstanding series of Preferred Stock and the provisions of subsections (a) or (b) of this Bylaw may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) Meetings. Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section 25 shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place which has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided by the Board of Directors in the resolutions authorizing the creation of the committee, a majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

Section 26. Organization.

(a) General. At every meeting of the directors, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the Chief Executive Officer (if a director), or if the Chief Executive Officer is not a director or is absent the President (if a director) or if the President is not a director or is absent, the most senior Vice President (if a director) or, in the absence of any such person, a chairman of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in his absence, any Assistant Secretary directed to do so by the Chief Executive Officer or President, shall act as secretary of the meeting.

(b) Board Observers. The Board of Directors may, from time to time and, in its sole discretion, invite one or more observers to attend and participate in meetings of the Board of Directors in a non-voting capacity ("***Board Observer***s"). Board Observers shall hold in confidence any and all information so provided. Board Observers may be excluded from access to any material or meeting or portion thereof if the Board of Directors determines in good faith, upon the advice of counsel, that such exclusion is reasonably necessary to preserve the attorney-client privilege, to protect highly confidential proprietary information, or for other similar reasons, including, but not limited to, sensitive regulatory information, regulatory independence or other similar regulatory matters relating to Investors' Exchange LLC or otherwise. The Board of Directors shall, as promptly as practicable, take such actions as are necessary and appropriate to exclude any Board Observer upon the Board of Directors becoming aware that any of the bad actor disqualifying events described in Rule 506(d)(1)(i)-(viii) of the Securities Act of 1933, or any of the statutory disqualifications described in Section 3(a)(39) of the 1934 Act apply to such Board Observer, and such exclusion may be lifted in the event the Board of Directors determines that the applicable bad actor or statutory disqualifications no longer apply to such Board Observer. For so long as the Corporation shall control Investors' Exchange LLC, each Board Observer shall, in connection with such Board Observer's attendance and participation in meetings of the Board of Directors be subject to Article VII of these Bylaws, and in furtherance of the applicability of Article VII to such Board Observers, the Board of Directors may exclude such Board Observer from applicable materials or meetings or portions thereof. Notwithstanding the preceding sentence or anything set forth in these Bylaws to the contrary, nothing in these Bylaws or the applicability of Article VII shall be interpreted to expand the role or position of a Board Observer beyond the scope of attending and participating in meetings at the invitation of the Board of Directors or to otherwise give Board Observers any right or authority to take any action on behalf of the Corporation. No present or past stockholder, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person or entity shall have any rights against any Board Observer under this Section 26(b).

ARTICLE V

OFFICERS

Section 27. Officers Designated. The officers of the Corporation shall include, if and when designated by the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer, the Treasurer and the Controller, all of whom shall be elected at the annual organizational meeting of the Board of Directors. The Board of

Directors may also appoint one or more Assistant Secretaries, Assistant Treasurers, Assistant Controllers and such other officers and agents with such powers and duties as it shall deem necessary. The Board of Directors may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the Corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the Corporation shall be fixed by or in the manner designated by the Board of Directors.

Section 28. Tenure and Duties of Officers.

(a) General. All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

(b) Duties of Chairman of the Board of Directors. The Chairman of the Board of Directors, when present, shall preside at all meetings of the stockholders and the Board of Directors. The Chairman of the Board of Directors shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. If there is no President, then the Chairman of the Board of Directors shall also serve as the Chief Executive Officer of the Corporation and shall have the powers and duties prescribed in paragraph (c) of this Section 28.

(c) Duties of Chief Executive Officer. The Chief Executive Officer shall preside at all meetings of the stockholders and at all meetings of the Board of Directors (if a director), unless the Chairman of the Board of Directors has been appointed and is present. The Chief Executive Officer shall be the chief executive officer of the Corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the Corporation. The Chief Executive Officer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(d) Duties of President. In case of the absence or disability of the Chief Executive Officer or if the office of Chief Executive Officer is vacant, the President shall preside at all meetings of the stockholders and at all meetings of the Board of Directors (if a director), unless the Chairman of the Board of Directors has been appointed and is present. If the office of the Chief Executive Officer is vacant, the President shall be the chief executive officer of the Corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the Corporation. The President shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(e) Duties of Vice Presidents. The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice Presidents shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(f) Duties of Secretary. The Secretary shall attend all meetings of the stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the Corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties provided for in these Bylaws and other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The Chief Executive Officer may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time.

(g) Duties of Chief Financial Officer. The Chief Financial Officer shall keep or cause to be kept the books of account of the Corporation in a thorough and proper manner and shall render statements of the financial affairs of the Corporation in such form and as often as required by the Board of Directors or the Chief Executive Officer. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the Corporation. The Chief Financial Officer shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time. The Chief Executive Officer may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time.

Section 29. Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 30. Resignations. Any officer may resign at any time by giving notice in writing or by electronic transmission notice to the Board of Directors or to the Chief Executive Officer or to the President or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the Corporation under any contract with the resigning officer.

Section 31. Removal. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written consent of the directors in office at the time, or by any committee or superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE VI

Execution Of Corporate Instruments And Voting Of Securities Owned By The Corporation

Section 32. Execution of Corporate Instruments. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the Corporation any corporate instrument or document, or to sign on behalf of the Corporation the corporate name without limitation, or to enter into contracts on behalf of the Corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the Corporation.

All checks and drafts drawn on banks or other depositaries on funds to the credit of the Corporation or in special accounts of the Corporation shall be signed by such person or persons as the Board of Directors shall authorize so to do.

Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 33. Voting of Securities Owned by the Corporation.

(a) General Power to Vote. All stock and other securities of other corporations owned or held by the Corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairman of the Board of Directors, the Chief Executive Officer, the President, or any Vice President. Unless otherwise instructed by the Board of Directors, and subject to subparagraph (b) below and the Company's Certificate of Incorporation, the Chairman or the Chief Executive Officer of the Corporation shall have the power and authority on behalf of the Corporation to attend and to vote at any meeting of stockholders, partners or equity holders of any corporation, partnership or any other entity (including, but not limited to, Investors' Exchange LLC and IEX Services LLC) in which the Corporation may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Corporation any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Corporation in connection with the exercise by the Corporation of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board of Directors may from time to time confer like powers upon any other person or persons.

(b) Meeting of LLC Members of Investors' Exchange LLC. At any meeting of the holders of LLC interests of Investors' Exchange LLC (the "***LLC Members***") held for the purpose of electing directors and members of the Member Nominating Committee of Investors' Exchange LLC (as set forth in the By-Laws of Investors' Exchange LLC, the "***Member Nominating Committee***"), or in the event written consents are solicited or otherwise sought from the LLC Members of Investors' Exchange LLC with respect thereto, the Corporation shall cause all outstanding membership interests of Investors' Exchange LLC owned by the Corporation and entitled to vote at such election to be voted in favor of only those Investors' Exchange LLC member representative directors and nominees for the Member Nominating Committee nominated in accordance with the By-Laws of Investors' Exchange LLC and, with respect to any such written consents, shall cause to be validly executed only such written consents electing only such directors and members of the Member Nominating Committee.

ARTICLE VII

SRO FUNCTION OF INVESTORS' EXCHANGE LLC

Section 34. Non-Interference. For so long as the Corporation shall control Investors' Exchange LLC, the directors, officers, employees and agents of the Corporation shall give due regard to the preservation of the independence of the self-regulatory function of the Investors' Exchange LLC and to its obligations to investors and the general public and shall not take any actions which would interfere with the effectuation of any decisions by the Board of Directors of the Investors' Exchange LLC relating to its regulatory functions (including disciplinary matters) or which would interfere with the ability of the Investors' Exchange LLC to carry out its responsibilities under the Act. No present or past stockholder, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person or entity shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under this Section 34.

Section 35. Confidentiality. All books and records of Investors' Exchange LLC reflecting confidential information pertaining to the self-regulatory function of Investors' Exchange LLC (including but not limited to disciplinary matters, trading data, trading practices and audit information) that shall come into the possession of the Corporation, and the information contained in those books and records, shall be retained in confidence by the Corporation and the members of the board of directors, officers, employees and agents of the Corporation and shall not be used for any non-regulatory purposes. Notwithstanding the foregoing sentence, nothing in these By-Laws shall be interpreted so as to limit or impede the rights of the Securities and Exchange Commission (the "***Commission***") or Investors' Exchange LLC to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, directors, employees or agents of the Corporation to disclose such confidential information to the Commission or Investors' Exchange LLC.

Section 36. Books and Records. All books and records of the Corporation shall be maintained at a location within the United States. To the extent they are related to the activities of Investors' Exchange LLC, the books, records, premises, officers, directors, agents, and employees of the Corporation shall be deemed to be the books, records, premises, officers, directors, agents and employees of the Investors' Exchange LLC for the purposes of, and subject to oversight pursuant to, the Act. For so long as the Corporation shall control, directly or indirectly, Investors' Exchange LLC, the Corporation's books and records shall be subject at all times to inspection and copying by the Commission and Investors' Exchange LLC, provided that such books and records are related to the operation or administration of Investors' Exchange LLC.

Section 37. Cooperation with the Securities and Exchange Commission. The Corporation shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall cooperate with the Commission and Investors' Exchange LLC pursuant to and to the extent of their respective regulatory authority. The officers, directors, employees and agents of the Corporation, by virtue of their acceptance of such position, shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall be deemed to agree to cooperate with the Commission and Investors' Exchange LLC in respect of the Commission's oversight responsibilities regarding Investors' Exchange LLC and the self-regulatory functions and responsibilities of Investors' Exchange LLC, and the Corporation shall take reasonable steps necessary to cause its officers, directors, employees and agents to so cooperate. No present or past stockholder, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person or entity shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under this Section 37.

Section 38. Consent to Jurisdiction. The Corporation and its officers, directors, employees and agents, by virtue of their acceptance of such position, shall be deemed to irrevocably submit to the jurisdiction of the United States federal courts, Commission, and Investors' Exchange LLC, for the purposes of any suit, action or proceeding pursuant to the United States federal securities laws, and the rules or regulations thereunder, arising out of, or relating to, the activities of Investors' Exchange LLC, and by virtue of their acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the United States federal courts, Commission or the Investors' Exchange LLC, that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter of that suit, action or proceeding may not be enforced in or by such courts or agency. The Corporation and its officers, directors, employees and agents also agree that they will maintain an agent, in the United States, for the service of process of a claim arising out of, or relating to, the activities of Investors' Exchange LLC.

Section 39. Consent to Application. The Corporation shall take reasonable steps necessary to cause its officers, directors, employees and agents, prior to accepting a position as an officer, director, employee or agent, as applicable, of the Corporation to consent in writing to the applicability to them of this Article VII, as applicable, with respect to their activities related to the Investors' Exchange LLC.

ARTICLE VIII

SHARES OF STOCK

Section 40. Form and Execution of Certificates. Certificates for the shares of stock of the Corporation shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock in the Corporation shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman of the Board of Directors, or the Chief Executive Officer, the President or any Vice President and by the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him in the Corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue.

Section 41. Lost Certificates. A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The Corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or the owner's legal representative, to agree to indemnify the Corporation in such manner as it shall require or to give the Corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 42. Transfers.

(a) Transfers of record of shares of stock of the Corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(b) The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

(c) The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

Section 43. Fixing Record Dates.

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, subject to applicable law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided, however,* that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors shall promptly, but in all events within ten (10) days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within ten (10) days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 44. Registered Stockholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE IX

OTHER SECURITIES OF THE CORPORATION

Section 45. Execution of Other Securities. All bonds, debentures and other corporate securities of the Corporation, other than stock certificates (covered in Section 33), may be signed by the Chairman of the Board of Directors, the Chief Executive Officer, the President or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; *provided, however,* that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an Assistant Treasurer of the Corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the Corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the Corporation.

ARTICLE X

DIVIDENDS

Section 46. Declaration of Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation and applicable law.

Section 47. Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the Corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE XI

FISCAL YEAR

Section 48. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

ARTICLE XII

INDEMNIFICATION

Section 49. Indemnification of Directors, Executive Officers, Other Officers, Employees and Other Agents.

(a) Directors and Executive Officers. The Corporation shall indemnify its directors and executive officers (for the purposes of this Article XII, "executive officers" shall have the meaning defined in Rule 3b-7 promulgated under the 1934 Act) to the fullest extent not prohibited by the DGCL or any other applicable law; *provided, however,* that the Corporation may modify the extent of such indemnification by individual contracts with its directors and executive officers; and, *provided, further,* that the Corporation shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation, (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the DGCL or any other applicable law or (iv) such indemnification is required to be made under subsection (d).

(b) Other Officers, Employees and Other Agents. The Corporation shall have power to indemnify its other officers, employees and other agents as set forth in the DGCL or any other applicable law. The Board of Directors shall have the power to delegate the determination of whether indemnification shall be given to any such person except executive officers to such officers or other persons as the Board of Directors shall determine.

(c) Expenses. The Corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or executive officer of the Corporation, or is or was serving at the request of the Corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding; *provided, however,* that, if the DGCL requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Section 49 or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Bylaw, no advance shall be made by the Corporation to an executive officer of the Corporation (except by reason of the fact that such executive officer is or was a director of the Corporation, in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of a quorum consisting of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation.

(d) Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Bylaw shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Corporation and the director or executive officer. Any right to indemnification or advances granted by this Bylaw to a director or executive officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the Corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the DGCL or any other applicable law for the Corporation to indemnify the claimant for the amount claimed. In connection with any claim by an executive officer of the Corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such executive officer is or was a director of the Corporation) for advances, the Corporation shall be entitled to raise as a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his conduct was lawful. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the DGCL or any other applicable law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(e) Non-Exclusivity of Rights. The rights conferred on any person by this Bylaw shall not be exclusive of any other right which such person may have or hereafter acquire under any applicable statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL or any other applicable law.

(f) Survival of Rights. The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g) Insurance. To the fullest extent permitted by the DGCL, or any other applicable law, the Corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Bylaw.

(h) Amendments. Any repeal or modification of this Bylaw shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Corporation.

(i) Saving Clause. If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director and executive officer to the full extent not prohibited by any applicable portion of this Bylaw that shall not have been invalidated, or by any other applicable law. If this Section 49 shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the Corporation shall indemnify each director and executive officer to the full extent under applicable law.

(j) Certain Definitions. For the purposes of this Bylaw, the following definitions shall apply:

(1) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(2) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(3) The term the "corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Bylaw with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(4) References to a "director," "executive officer," "officer," "employee," or "agent" of the Corporation shall include, without limitation, situations where such person is serving at the request of the Corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(5) References to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Bylaw.

ARTICLE XIII

NOTICES

Section 50. Notices.

(a) Notice to Stockholders. Written notice to stockholders of stockholder meetings shall be given as provided in Section 7 herein. Without limiting the manner by which notice may otherwise be given effectively to stockholders under any agreement or contract with such stockholder, and except as otherwise required by law, written notice to stockholders for purposes other than stockholder meetings may be sent by United States mail or nationally recognized overnight courier, or by facsimile, telegraph or telex or by electronic mail or other electronic means.

(b) Notice to Directors. Any notice required to be given to any director may be given by the method stated in subsection (a), or as provided for in Section 21 of these Bylaws. If such notice is not delivered personally, it shall be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c) Affidavit of Mailing. An affidavit of mailing, executed by a duly authorized and competent employee of the Corporation or its transfer agent appointed with respect to the class of stock affected or other agent, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

(d) Methods of Notice. It shall not be necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(e) Notice to Person with Whom Communication Is Unlawful. Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws of the Corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate under any provision of the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(f) Notice to Stockholders Sharing an Address. Except as otherwise prohibited under DGCL, any notice given under the provisions of DGCL, the Certificate of Incorporation or the Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Such consent shall have been deemed to have been given if such stockholder fails to object in writing to the Corporation within 60 days of having been given notice by the Corporation of its intention to send the single notice. Any consent shall be revocable by the stockholder by written notice to the Corporation.

ARTICLE XIV

AMENDMENTS

Section 51. Amendments. The Board of Directors is expressly empowered to adopt, amend or repeal Bylaws of the Corporation and the stockholders shall also have power to adopt, amend or repeal the Bylaws of the Corporation; *provided, however*, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by the Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class; *provided, further*, *however,* that for so long as the Corporation shall control, directly or indirectly, Investors' Exchange LLC, before any amendment to or repeal of any provisions in this Bylaws shall be effective, those changes shall be submitted to the Board of Directors of Investors' Exchange for approval, and if approved, the proposed changes to these Bylaws shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

ARTICLE XV

RIGHT OF FIRST REFUSAL

Section 52. Right of First Refusal. No stockholder shall sell, assign, pledge, or in any manner transfer any of the shares of common stock of the Corporation (excluding any shares of common stock issued upon conversion of preferred stock of the Corporation) or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this bylaw:

(a) If the stockholder desires to sell or otherwise transfer any of his shares of common stock, then the stockholder shall first give written notice thereof to the Corporation. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(b) For thirty (30) days following receipt of such notice, the Corporation shall have the option to purchase all (but not less than all) of the shares specified in the notice at the price and upon the terms set forth in such notice; *provided, however*, that, with the consent of the stockholder, the Corporation shall have the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section 52 the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the Corporation elects to purchase all of the shares or, with the consent of the stockholder, a lesser portion of the shares, it shall give written notice to the transferring stockholder of its election and settlement for said shares shall be made as provided below in paragraph (d).

(c) The Corporation may assign its rights hereunder.

(d) In the event the Corporation and/or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder's notice, the Secretary of the Corporation shall so notify the transferring stockholder and settlement thereof shall be made in cash within thirty (30) days after the Secretary of the Corporation receives said transferring stockholder's notice; provided that if the terms of payment set forth in said transferring stockholder's notice were other than cash against delivery, the Corporation and/or its assignee(s) shall pay for said shares on the same terms and conditions set forth in said transferring stockholder's notice.

(e) In the event the Corporation and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring stockholder's notice, said transferring stockholder may, within the sixty-day period following the expiration of the option rights granted to the Corporation and/or its assignees(s) herein, transfer the shares specified in said transferring stockholder's notice which were not acquired by the Corporation and/or its assignees(s) as specified in said transferring stockholder's notice. All shares so sold by said transferring stockholder shall continue to be subject to the provisions of this bylaw in the same manner as before said transfer.

(f) Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the provisions of this bylaw:

(1) A stockholder's transfer of any or all shares held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's immediate family or to any custodian or trustee for the account of such stockholder or such stockholder's immediate family or to any limited partnership of which the stockholder, members of such stockholder's immediate family or any trust for the account of such stockholder or such stockholder's immediate family will be the general of limited partner(s) of such partnership. "Immediate family" as used herein shall mean spouse, lineal descendant, father, mother, brother, or sister of the stockholder making such transfer.

(2) A stockholder's bona fide pledge or mortgage of any shares with a commercial lending institution, provided that any subsequent transfer of said shares by said institution shall be conducted in the manner set forth in this bylaw.

(3) A stockholder's transfer of any or all of such stockholder's shares to the Corporation or to any other stockholder of the Corporation.

(4) A stockholder's transfer of any or all of such stockholder's shares to a person who, at the time of such transfer, is an officer or director of the Corporation.

(5) A corporate stockholder's transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder.

(6) A corporate stockholder's transfer of any or all of its shares to any or all of its stockholders.

(7) A transfer by a stockholder which is a limited or general partnership to any or all of its partners or former partners.

In any such case, the transferee, assignee, or other recipient shall receive and hold such stock subject to the provisions of this bylaw, and there shall be no further transfer of such stock except in accord with this bylaw.

(g) Subject to the restrictions of Section 51 of these Bylaws, amendments and waivers pursuant to the provisions of this bylaw may be made with respect to any transfer either by the Corporation, upon duly authorized action of its Board of Directors, or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the Corporation (excluding the votes represented by those shares to be transferred by the transferring stockholder).

(h) Any sale or transfer, or purported sale or transfer, of securities of the Corporation shall be null and void unless the terms, conditions, and provisions of this bylaw are strictly observed and followed.

(i) The foregoing right of first refusal shall terminate upon the date securities of the Corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the United States Securities and Exchange Commission under the Securities Act of 1933, as amended.

(j) The certificates representing shares of stock of the Corporation shall bear on their face the following legend so long as the foregoing right of first refusal remains in effect:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

Notwithstanding the foregoing provisions of this Article XV, to the extent that the right of first refusal set forth herein conflicts with a right of first refusal in any written agreement between the Corporation and any stockholder of the Corporation, then the right of first refusal set forth in such written agreement shall supersede the right of first refusal set forth herein, but only with respect to the specific stockholder(s), share(s) of stock and proposed transfer(s) to which the conflict relates.

ARTICLE XVI

LOANS TO OFFICERS

Section 53. Loans to Officers. Except as otherwise prohibited under applicable law, the Corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the Corporation or of its subsidiaries, including any officer or employee who is a Director of the Corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the Corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the Corporation. Nothing in these Bylaws shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the Corporation at common law or under any statute.

Delaware

PAGE 1

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "IEX SERVICES LLC", FILED IN THIS OFFICE ON THE TWENTY-SECOND DAY OF JANUARY, A.D. 2013, AT 11:38 O'CLOCK A.M.

5277479 8100

130072990

Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 0157994

DATE: 01-22-13

You may verify this certificate online
at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:41 AM 01/22/2013
FILED 11:38 AM 01/22/2013
SRV 130072990 - 5277479 FILE

CERTIFICATE OF FORMATION

OF

IEX SERVICES LLC

This Certificate of Formation of **IEX Services LLC** dated as of January 22, 2013, is being duly executed and filed by the undersigned, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act.

FIRST: The name of the limited liability company formed hereby is IEX Services LLC (hereinafter referred to as the "Company").

SECOND: The address of the registered office of the Company in the State of Delaware is c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808 (County of New Castle) and the name and address of the registered agent for service of process on the Company in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808 (County of New Castle).

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

/s/Jill Simon-Reisman
Jill Simon-Reisman,
Authorized Person

1916284 v1/NY

SECOND AMENDED AND RESTATED OPERATING AGREEMENT
OF
IEX SERVICES LLC

This Second Amended and Restated Operating Agreement (this "**Agreement**") of IEX Services LLC (the "**Company**"), is made effective as of May 13, 2014, by IEX Group, Inc., a Delaware Corporation (the "**Member**"). This Agreement amends and restates the Company's operating agreement dated January 22, 2013 (the "**Original Agreement**"), as amended on May 15, 2013 and as amended and restated on August 5, 2013.

1. **Name.** The name of the Company is "IEX Services LLC".

2. **Formation; Term.** On January 22, 2013, the Company was organized as a Delaware limited liability company upon the filing of the Company's Certificate of Formation with the Secretary of State of the State of Delaware. The term of the Company shall be perpetual, unless sooner terminated as hereinafter provided.

3. **Purpose.** The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Delaware Limited Liability Company Act, as amended from time to time (the "**Act**").

4. **Powers.** In furtherance of its purposes, but subject to all of the provisions of this Agreement, the Company shall have the power and is hereby authorized to do all things and engage in all such activities as may be necessary, convenient or incidental to the conduct of the business of the Company, and have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the Act.

5. **Registered Agent; Registered Office.** The address of the registered office of the limited liability company is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808, and the name of the registered agent of the Company in the State of Delaware at such address is Corporation Service Company. The Member may, upon compliance with the applicable provisions of the Act, change the Company's resident office or resident agent from time to time, all as determined by the Member.

6. **Authorized Person.** Ms. Jill Simon was designated as an organizer of the Company, and executed, delivered and filed the Certificate of Formation of the Company with the Secretary of State of the State of Delaware. The authority of Ms. Simon, as organizer, to execute, deliver and file the Certificate of Formation is hereby confirmed and such filing is hereby ratified and approved. Upon such filing of the Certificate of Formation, Ms. Simon's powers as organizer ceased.

7. **Limited Liability.** Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and neither the Member, nor its partners, members, directors, shareholders, employees, officers or agents, shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of the Member being a member of the Company.

8. **Management.** All power to manage, bind and act on behalf of, the Company shall be vested in the managers ("**Managers**"). The initial Managers and officers of the Company shall be as set forth on **Exhibit A** hereto. No action on behalf of the Company may be taken without the prior approval of the Managers. However, the Managers may delegate power to sign legal documents on behalf of the Company to any officer, provided that the Manager may also sign on behalf of the Company if he so chooses. The Member may appoint, remove and replace any Manager, officers and employees of the Company from time to time in its sole and absolute discretion. In addition, a majority of the Managers may appoint or remove officers and employees of the Company from time to time, in their sole discretion. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title constitutes the delegation to such person of the authorities and duties that are normally associated with that office, including, without limitation, the execution of documents, instruments and agreements in the name of and on behalf of the Company. Any delegation pursuant to this Section may be revoked at any time by the Member in writing.

9. **Member; Capital Contributions.** IEX Group, Inc., a Delaware corporation, is hereby admitted as the sole "member" of the Company. The Member shall make the initial capital contribution to the Company set forth on the Schedule of Members set forth on **Exhibit B** hereto. Membership interests in the Company shall be expressed in percentages. The capital contributions that the Member makes to the Company from time to time shall be properly reflected on the books and records of the Company and **Exhibit B** hereto. The Member may make capital contributions to the Company in the form of cash, securities, intellectual property or any other assets (including intangible assets) as the Member may, in its complete and sole discretion, determine from time to time. The Member will not be required to make any additional capital contributions.

10. **Tax Classification.** The Member intends that the Company shall be treated as a "disregarded entity" within the meaning of Treasury Regulations Section 301.7701-2(c)(2) for federal and applicable state income tax purposes and will file its tax returns consistent with such treatment.

11. **Ownership of Company Property.** All assets owned by the Company shall be owned by the Company as an entity, and held in the name of the Company. The Member shall not hold any ownership interest in any Company property in its own name or right.

12. **Distributions.** Subject to applicable law, the Member may elect from time to time to make distributions of cash or other assets. Except as required by law, the Member shall not be obligated to restore or repay to the Company all or any part of a distribution made to it under the terms of this Agreement.

13. **Transfer of Rights.** The Member may transfer all or any portion of its interest in the Company in the Member's sole and absolute discretion. In the event of any such

transfer, this Agreement shall be amended to reflect the respective rights and obligations of the Member and the transferee or transferees.

14. Indemnification.

(a) The Company shall indemnify and hold harmless to the fullest extent permitted by the laws of the State of Delaware, as if the Company were a corporation incorporated under the laws of the State of Delaware, the Member, any Manager, officer and any affiliate thereof (individually, in each case, an "**Indemnitee**"), from and against any and all claims, demands, liabilities, costs damages, expenses, fines, settlements and causes of action of any nature whatsoever ("**Losses**") arising out of or incidental to the business, activities or operations of, or relating to, the Company, regardless of whether the Indemnitee continues to be a Member, Manager, officer or affiliate thereof at the time any such liability or expense is paid or incurred; *provided, however*, that no Member, Manager, officer or affiliate may be indemnified by the Company from and against any Losses which result from the gross negligence or willful misconduct of such person.

(b) The indemnification provided by this Section 14 shall be in addition to any other rights to which an Indemnitee may be entitled under any other agreement, by vote of the Member, as a matter of law or equity, or otherwise, both as to an action in the Indemnitee's capacity as a Member, Manager, officer or affiliate thereof, and as to an action in another capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

15. Admission of Additional Members. One or more additional members of the Company may be admitted to the Company with the written consent of the member. If the Company subsequently has more than one member, then all references in this Agreement to the singular "Member" will refer to all of the members of the Company, and any matter requiring the consent of the "Member" under this Agreement will require the consent of a majority in interest of the members.

16. Withdrawal. A Member may withdraw from the Company. If a Member withdraws from the Company and there are no other members of the Company at the time, a new Member shall be admitted to the Company upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement. The admission of the new Member shall be deemed effective concurrent with the withdrawal of the sole remaining Member.

17. Dissolution.

(a) The Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following: (i) the occurrence of any dissolution event set forth in this Agreement, as the same may be amended from time to time, (ii) the written consent of the Member, (iii) the withdrawal or dissolution of the Member or the occurrence of any other event which terminates the continued membership of the Member in the Company unless the business of the Company is continued in a manner permitted by the Act, or (iv) the entry of a decree of judicial dissolution under the Act.

(b) The bankruptcy of the Member will not cause the Member to cease to be a member of the Company, and upon the occurrence of such an event the business of the Company shall continue without dissolution.

(c) In the event of dissolution, the Member shall conduct only such activities as are necessary to wind up the affairs of the Company (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority, provided under the Act and applicable law.

18. Severability of Provisions. Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal.

19. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original of this Agreement.

20. Entire Agreement. Except as expressly set forth in this Agreement, this Agreement constitutes the entire agreement with respect to the subject matter hereof, and supersedes and replaces any other written or oral agreement relating to the subject matter hereof, including any prior operating agreement of the Company.

21. Governing Law. This Agreement shall be governed by, and construed under, the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

22. Amendments. The terms and provisions of this Agreement may be modified or amended at any time and from time to time with the written consent of the Member.

23. No Third-Party Beneficiary. Any agreement to pay any amount and any assumption of liability in this Agreement contained, express or implied, shall be only for the benefit of the Member and his respective heirs, successors, and permitted assigns, and such agreements and assumptions shall not inure to the benefit of the obligees of any indebtedness of any other party, whomsoever, deemed to be a third-party beneficiary of this Agreement.

24. Withdrawal of Capital. Notwithstanding any provision to the contrary contained herein, without the prior written approval of the New York Stock Exchange LLC (the "**Exchange**"), the capital contribution of any member may not be withdrawn on less than six months written notice, given no sooner than six months after such contribution was first made. Such capital contribution may not be withdrawn nor may any unsecured loan or advance be made by the firm to a partner or employee at any time when such withdrawal, loan or advance would be prohibited by the provisions of any rule or regulation of the Exchange or the Securities and Exchange Commission (the **"SEC"**) to which the firm is subject, including, without limitation, the provisions of SEC Rule 15c3-1.

25. **Distribution Restriction.** No distribution shall be declared or paid which shall impair the capital of the Company nor shall any distribution of assets be made to any member unless the value of the assets of the Company remaining after such payment or distribution is at least equal to the aggregate of its debts and liabilities, including capital.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

In Witness Whereof, the Member has executed this Agreement as of the date first above written.

MEMBER:.

IEX Group, Inc.

____
Name: Bradley Katsuyama
Title: Chief Executive Officer

EXHIBIT A

Managers: Bradley Katsuyama and John Schwall

Officers:

Bradley Katsuyama - President
John Schwall - Vice President and Treasurer
Sophia Lee – General Counsel and Secretary

EXHIBIT B

SCHEDULE OF MEMBERS

Name	Capital Contribution	Membership Interest
IEX Group, Inc.	$1.00	100%

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "IEX OPTIONS LLC", FILED IN THIS OFFICE ON THE ELEVENTH DAY OF SEPTEMBER, A.D. 2024, AT 12:26 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1855

5045746 8100
SR# 20243656728

Authentication: 204378093
Date: 09-12-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

STATE OF DELAWARE
CERTIFICATE OF FORMATION
OF LIMITED LIABILITY COMPANY

The undersigned authorized person, desiring to form a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware, hereby certifies as follows:

1. The name of the limited liability company is IEX Options LLC.

2. The Registered Office of the limited liability company in the State of Delaware is located at 251 Little Falls Drive (street), in the City of Wilmington, Zip Code 19808. The name of the Registered Agent at such address upon whom process against this limited liability company may be served is Corporation Service Company.

By: DocuSigned by: Craig Resnick 114E6E06BFE6402...
Authorized Person

Name: Craig Resnick
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:26 PM 09/11/2024
FILED 12:26 PM 09/11/2024
SR 20243656728 - File Number 5045746

OPERATING AGREEMENT

OF

IEX Options LLC

(a Delaware limited liability company)

This Operating Agreement (this "**Agreement**") of IEX Options LLC, is made effective as of September 19, 2025, by its sole member, Investors' Exchange LLC, a Delaware limited liability company (the "LLC Member" or "Investors' Exchange").

ARTICLE I

Definitions

When used in this Agreement, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "'34 Act" means the Securities Exchange Act of 1934, as amended.

(b) "Act" means Delaware Limited Liability Company Act, as amended from time to time.

(c) An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(d) "Board" or "Board of Directors" means the Board of Directors of the LLC Member.

(e) "broker" shall have the same meaning as in Section 3(a)(4) of the '34 Act.

(f) "Commission" means the Securities and Exchange Commission.

(g) "Company" means IEX Options LLC, a Delaware limited liability company.

(h) "day" means a calendar day.

(i) "dealer" shall have the same meaning as in Section 3(a)(5) of the '34 Act.

(j) "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the Certificate of Formation and Operating Agreement, in each case as amended, of the LLC Member.

(k) "Exchange" means the national securities exchange operated by the LLC Member.

(l) "Options Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the LLC Member. An Options

Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the '34 Act. An Options Member is not an equity holder of the Company by reason of being an Options Member, nor a member of the LLC Member.

(m) "Facility" shall have the meaning as in Section 3(a)(2) of the Act.

(n) "IEXG" means IEX Group, Inc., a Delaware corporation and the sole member of Investors' Exchange LLC.

(o) "LLC Member" means any person who maintains a direct ownership interest in the Company. The sole LLC Member of the Company shall be Investors' Exchange LLC.

(p) "LLC Member Operating Agreement" means the Third Amended and Restated Operating Agreement of the Investors' Exchange LLC, effective August 11, 2020 (as the same may be amended or modified from time to time).

(q) "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(r) "person associated with an Options Member" or "associated person of an Options Member" means any partner, officer, or director of an Options Member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such Options Member, or any employee of such Options Member, except that any person associated with an Options Member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of this Agreement.

(s) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the '34 Act, that is registered with the Commission under the '34 Act.

(t) "Regulatory Funds" means fees, fines, or penalties derived from the regulatory operations of the Exchange in enforcing IEX Options Rules. "Regulatory Funds" shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues, or any other aspect of the commercial operations of the Exchange or the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

(u) "IEX Options Rules" shall have the same meaning as set forth in Section 3(a)(27) of the '34 Act.

(v) "SRO" means a self-regulatory organization pursuant to Section 3 of the Exchange Act.

(w) "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the '34 Act.

(x) "Stockholder Options Member" means an Options Member that also maintains, directly or indirectly, an ownership interest in the Company. As of the date of this Agreement, the LLC Member is not a Stockholder Options Member.

ARTICLE II

Office and Agent

Section 1. Name

The name of the Company is "IEX Options LLC".

Section 2. Formation; Term

On September 11, 2024, the Company was organized as a Delaware limited liability company upon the filing of the Company's Certificate of Formation with the Secretary of State of the State of Delaware. The term of the Company shall be perpetual, unless sooner terminated as hereinafter provided.

Section 3. LLC Member

The mailing address of the LLC Member is set forth on Exhibit A attached hereto. LLC Member was admitted to the Company as the LLC Member of the Company upon its execution of a counterpart signature page to this Agreement at which time it acquired 100% of the limited liability company interests of the Company.

Section 4. Purpose

The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act.

Section 5. Powers

In furtherance of its purposes, but subject to all of the provisions of this Agreement, the Company shall have the power and is hereby authorized to do all things and engage in all such activities as may be necessary, convenient or incidental to the conduct of the business of the Company, and have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the Act.

Section 6. Principal Business Office

The principal business office of the Company shall be located at 3 World Trade Center, 58th Floor, New York, NY 10007, or such other location as may hereafter be determined by the LLC Member. The Company may have such other office or offices as the LLC Member may from time to time designate or as the purposes of the Company may require from time to time.

Section 7. Registered Office

The address of the registered office of the Company in the State of Delaware is c/o Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808, and the name of the registered agent of the Company in the State of Delaware at such address is Corporation Service Company. The LLC Member may, upon compliance with the applicable provisions of the Act, change the Company's resident office or resident agent from time to time, all as determined by the LLC Member.

Section 8. Registered Agent

The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808 or such other registered agent of the Company as the LLC Member may designate from time to time upon compliance with the applicable provisions of the Act.

ARTICLE III

Management

Section 1. Powers

(a) The business and affairs of the Company shall be managed by the Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to the LLC Member Operating Agreement or the IEX Options Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law, this Agreement, the LLC Member Operating Agreement, and the IEX Options Rules, the Board may appoint, remove and replace any officers, employees or agents of the Company from time to time, and may delegate any of its powers to a committee appointed pursuant to Article V of the LLC Member Operating Agreement or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the IEX Options Rules in accordance with Article VII, Section 1 of this Agreement.

(c) The Board may adopt such rules, regulations, and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Formation or this Agreement, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board and each Director shall consider applicable requirements for establishing and operating the Company as a Facility of the Exchange under Section 6 of the '34 Act, including, without limitation, the requirements that (a) the IEX Options Rules shall be designed to protect investors and the public interest and (b) the Exchange shall be so organized and have the capacity to carry out the purposes of the '34 Act and to enforce compliance by its "members," as that term is defined in Section 3 of the '34 Act (such statutory members being referred to in this Agreement as "Options Members") and persons associated with Options Members, with the provisions of the '34 Act, the rules and regulations under the '34 Act, and the IEX Options Rules. In discharging his or her responsibilities as a member of the Board of Directors or as an officer or employee of the Company, each such Director, officer or employee shall comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with the Commission, LLC Member and the Company pursuant to its regulatory authority.

(e) In light of the unique nature of the Company as a Facility of the Exchange and its operations and in light of the LLC Member's status as a self-regulatory organization, the Board, when evaluating any proposal, shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the Company as a Facility of the Exchange and the other operations of the LLC Member and Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

(f) The Board and each committee of the Board, as set forth in the LLC Member Operating Agreement, shall have the same authority, functions, and responsibilities with respect to the Company as the Board and such committees have with respect to the Exchange. The Board and each committee shall be selected and shall operate in accordance with the LLC Member Operating Agreement.

Section 2. Action in Lieu of Meeting

Unless otherwise restricted by statute or this Agreement, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 3. Waiver of Notice

(a) Whenever notice is required to be given by law or this Agreement, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 4. Interpretation of Agreement

The Board shall have the power to interpret this Agreement and any interpretation made by it shall be final and conclusive.

Section 5. Conflicts of Interest; Contracts and Transactions Involving Directors

(a) A Director or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Options Member, company, or individual if such Director or committee member has a material interest in, or a professional, business, or personal relationship with, that Options Member, company, or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

(b) No contract or transaction between the Company and the LLC Member, any of its Directors or Officers, or Officers of the Company, or between the Company and any other corporation, partnership, association, or other organization in which the LLC Member, any of its Directors or Officers, or Officers of the Company are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

Section 6. Assignment

The LLC Member may not transfer or assign, in whole or in part, its ownership interest(s) in the Company to any entity, unless such transfer or assignment shall be filed with and approved by the Commission under Section 19 of the ’34 Act and the rules promulgated thereunder.

ARTICLE IV

Officers, Agents and Employees

Section 1. General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Regulatory Officer, a Secretary, a Treasurer, and such other officers as in the Board’s opinion are desirable for the conduct of the business of the Company. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person. The offices of the Company may be held by the same person that holds such office or otherwise is an officer of the Exchange or the LLC Member. The office of Chief Regulatory Officer shall be held by the same person as the person who is the Chief Regulatory Officer of the Exchange.

Section 2. Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal, or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 3. Resignation and Removal of Officers; Vacancies

(a) Any officer may resign at any time upon notice of resignation to the Chairman and Chief Executive Officer, the President, or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

(c) Vacancies in any office of the Company may be filled for the unexpired term by the Board.

Section 4. Compensation

The compensation of all officers and agents of the Company shall be set by the LLC Member, with the exception of the Chief Regulatory Officer, whose compensation shall be set by the Regulatory Oversight Committee of the Board in accordance with Article V, Section 6(c) of the LLC Member Operating Agreement. As of the date hereof, the Company and the LLC Member and other applicable affiliates of the Company have entered into an expense sharing agreement, which governs among other things, the allocation methodology for compensation expenses to the Company. The Board from time to time may review the reasonableness of the allocation methodology contained in the expense sharing agreement.

Section 5. Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6. Chief Executive Officer

The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company, and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board. The Chief Executive Officer shall attend the meetings of the Board that relate to the Company; provided, however, that he or she shall not participate in executive sessions of the Board.

Section 7. President

The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board. The President shall attend the meetings of the Board that relate to the Company.

Section 8. Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term "Vice President" used in this Section 8 shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 9. Chief Regulatory Officer

The Chief Regulatory Officer of the Exchange shall also be the Chief Regulatory Officer of the Company and shall have general supervision of the regulatory operations of the Company in the same manner as with respect to the Exchange, including responsibility for overseeing the surveillance, examination, and enforcement functions of the Exchange with respect to the Company and for administering any regulatory services agreements with another self-regulatory organization to which the Exchange is a party that pertain to the Company. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Board in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee of the Board.

Section 10. Secretary

The Secretary shall record all the proceedings of all meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 11. Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 12. Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 13. Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

ARTICLE V

Indemnification

Section 1. Indemnification of Directors, Officers, Employees and Other Agents.

The Company shall indemnify its directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law; provided, however, that the Company may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Company shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Company or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Company or (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the Delaware General Corporation Law.

(a) Other Officers, Employees and Other Agents.

The Company shall have the power to indemnify its other officers, employees and other agents as set forth in the Delaware General Corporation Law.

(b) Expenses.

The Company shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he/she is or was an officer of the Company and/or LLC Member, a Director, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Article V or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (f) of this Article V, Section 1, no advance shall be made by the Company to an officer of the Company (except by reason of the fact that such officer is or was a director of the Exchange in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

(c) Enforcement.

Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and officers under this Article V shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Company and the director or officer. Any right to indemnification or advances granted by this Article V to a director or officer shall be enforceable by or on behalf of the person holding such right in the forum in which the proceeding is or was pending or, if such forum is not available or a determination is made that such forum is not convenient, in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting the claim. The Company shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible in the Delaware General Corporation Law for the Company to indemnify the claimant for the amount claimed. Neither the failure of the Company (including the Board of Directors, independent legal counsel or the LLC Member) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he/she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Company (including the Board of Directors, independent legal counsel or the LLC Member) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(d) Non-Exclusivity of Rights.

To the fullest extent permitted by the Act, the rights conferred on any person by this Article V shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, this Agreement, agreement, vote of the LLC Member or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Company is specifically authorized to enter into individual contracts with any or all of the directors, its officers, employees or agents respecting indemnification and advances, to the fullest extent permitted by the Act and this Agreement.

(e) Survival of Rights.

The rights conferred on any person by this Article V shall continue as to a person who has ceased to be a director or an officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(f) Insurance.

The Company, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Article V.

(g) Amendments.

Any repeal or modification of this Article V shall only be prospective and shall not affect the rights under this Article V in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Company.

(h) Saving Clause.

If this Article V or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify each director and officer to the fullest extent permitted by any applicable portion of this Article V that shall not have been invalidated, or by any other applicable law.

(i) Certain Definitions.

For the purposes of this Article V, the following definitions shall apply:

(i) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement and appeal of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative.

(ii) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding, including expenses of establishing a right to indemnification under this Article V or any applicable law.

(iii) The term the "Company" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article V with respect to the resulting or surviving corporation as he/she would have with respect to such constituent corporation if its separate existence had continued.

(iv) References to a "director," "officer," "employee," or "agent" of the Company shall include, without limitation, situations where such person is serving at the request of the Company as a director, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Section 2. Facility of the Exchange Not Liable

Except as provided in the IEX Options Rules, the Company, as a Facility of the Exchange, shall not be liable for any loss or damage sustained by any current or former Options Member growing out of the use or enjoyment by such Options Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

ARTICLE VI

Amendments; Emergency Operating Agreement

Section 1. By the LLC Member or Board

(a) This Agreement may be altered, amended, or repealed, or a new operating agreement may be adopted, (i) by the written consent of the LLC Member, or (ii) at any regular or special meeting of the Board or by a resolution adopted by the Board.

(b) Before any amendment to, or repeal of, any provision of this Agreement shall be effective, those changes shall be submitted to the Board of Directors of the LLC Member and if such amendment or repeal must be filed with or filed with and approved by the Commission, then the proposed changes to this Agreement shall not become effective until filed with or filed with and approved by the Commission as set forth in Article VI, Section 4 of this Agreement.

Section 2. Emergency Operating Agreement

The Board may adopt an emergency operating agreement subject to repeal or change by action of the LLC Member which shall, notwithstanding any different provision of law, the Certificate of Formation, or this Agreement, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency operating agreement may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 3. Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the Company as a Facility of the Exchange, the operation of any automated system owned or operated by the Company, and the participation in any such system of any or all persons or the trading therein of any or all securities; and

(b) the operation of any or all offices or systems of Options Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

Section 4. Commission Approval

Before any amendment to, alteration or repeal of any provision of this Agreement under this Article VI shall be effective, those changes shall be submitted to the Board and if the same must be filed with and approved by the Commission under Section 19 of the ’34 Act and the rules promulgated thereunder, then the proposed changes to this Agreement shall not become effective until filed with or filed with and approved by the Commission under Section 19 of the ’34 Act and the rules promulgated thereunder, as the case may be.

ARTICLE VII

Authorities of the Board over the Company as a Facility of the Exchange

Section 1. IEX Options Rules

(a) The Board, acting in accordance with the terms of this Agreement and the IEX Options Rules, shall be vested with all powers necessary for the governance of the Company as a Facility of the Exchange within the meaning of the '34 Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Options Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the '34 Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate pertaining to the Company as a Facility of the Exchange. If any such rules or amendments thereto become effective pursuant to any rule filing made to the Commission as provided in the '34 Act, they shall become operative IEX Options Rules as of the date of effectiveness under the '34 Act unless a later operative date is declared by the LLC Member. The Board is hereby authorized, subject to the provisions of this Agreement and the '34 Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any IEX Options Rules adopted hereunder.

Section 2. Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Options Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Options Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Options Members, limitation of activities, functions, and operations of an Options Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Options Members, including censure, fine, suspension, or barring a person associated with an Options Member from being associated with all Options Members, limitation of activities, functions, and operations of a person associated with an Options Member, or any other fitting sanction, for:

(i) a breach by an Options Member or a person associated with an Options Member of any covenant with the Company or the LLC Member;

(ii) violation by an Options Member or a person associated with an Options Member of any of the terms, conditions, covenants, and provisions of this Agreement, the IEX Options Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Options Member or person associated with an Options Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Options Member's or person's possession or control as directed pursuant to the IEX Options Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Options Member or person associated with an Options Member to adhere to any ruling, order, direction, or decision of or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 3. Membership Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Options Members, applicants seeking to become Options Members, and persons associated with applicants or Options Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming a Facility market maker or other relevant membership category, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 4. Fees, Dues, Assessments, and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Options Members and issuers and any other persons using any system that the Company operates or controls; provided, however, that such fees, dues, assessments, and other charges shall be equitably allocated among Options Members and issuers and any other persons using any system that the Company operates or controls. Any Regulatory Funds will not be used for non-regulatory purposes or distributed to the LLC Member for non-regulatory purposes, but rather, shall be applied to fund regulatory operations of the Exchange including pertaining to the Company as a Facility of the Exchange (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

ARTICLE VIII

Miscellaneous Provisions

Section 1. Operational Date of the Facility of the Exchange

The Company has been formed, subject to the filing and effectiveness of a rule filing with the Commission, to be operated as a Facility of the Exchange pursuant to Section 19 of the '34 Act (such date of approval by the Commission, the "**Effective Date**"). During the period between formation and the first date on which the Company commences operating as a facility of the Exchange (the "**Operational Date**"), references in this Agreement to "the Company as a Facility of the Exchange" shall be construed as references to "the Company to be operated as a Facility of the Exchange."

Section 2. Fiscal Year

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 3. Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Board) pertaining to the self-regulatory function of the Exchange with respect to the Company (including disciplinary matters) shall be closed to all persons other than members of the Board and officers, staff, counsel or other advisors of the Company and/or Exchange whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of IEXG who are not also members of the Board, or any officers, staff, counsel or advisors of the LLC Member who are not also officers, staff, counsel or advisors of the LLC Member and/or Company (or any committees of the Board), be allowed to participate in any meetings of the Board (or any committee of the Board) pertaining to the self-regulatory function of the Exchange with respect to the Company (including disciplinary matters).

Section 4. Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. The Exchange shall have complete and full access to the Company's books and records. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Exchange with respect to the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information relating to the Company's activities as a Facility) shall be retained in confidence by the Company and its personnel, including officers, employees and agents, and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Options Member) other than to personnel of the Commission, and those personnel of the Company or Exchange, members of committees of the Board, members of the Board, hearing officers and other agents of the Exchange to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Exchange with respect to the Company. Nothing in this Article VIII shall be interpreted as to limit or impede the rights of the Commission to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, directors, employees or agents of the Exchange and/or Company to disclose such confidential information to the Commission.

Section 5. Distributions

Subject to any provisions of any applicable statute or other provisions of this Agreement, distributions may be declared upon the profits of the Company by, and in the absolute discretion of, the Board; and any such distributions may be paid in cash, property or units of membership interests of the Company, as determined by the Board, and shall be declared and paid on such dates and in such amounts as are determined by the Board. Notwithstanding any provision to the contrary contained in this Agreement, (i) the Company shall not be required to make a distribution to the LLC Member on account of its interest in the Company if such distribution would violate the Act or any other applicable law, and (ii) the Company shall not make a distribution to the LLC Member using Regulatory Funds or in violation of Article VII, Section 4 of this Agreement.

Section 6. Reserves

Before payment of any dividends, there may be set aside out of any funds of the Company available for dividends such sum or sums as the Board from time to time, in its absolute discretion but subject to Article VII, Section 4 of this Agreement, determines to be proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Company, or for such other purpose as the Board shall determine to be conducive to the interests of the Company, and the Board may modify or abolish any such reserve in the manner in which it was created.

Section 7. Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes, or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Section 8. Power to Vote Stock

Unless otherwise instructed by the Board, the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board and the Chief Executive Officer may from time to time confer like powers upon any other person or persons.

Section 9. Severability

If any provision of this Agreement, or the application of any provision of this Agreement to any person or circumstances, is held invalid, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected.

Section 10. Tax Classification

The LLC Member intends that the Company shall be treated as a "disregarded entity" within the meaning of Treasury Regulations Section 301.7701-2(c)(2) for federal and applicable state income tax purposes and will file its tax returns consistent with such treatment.

Section 11. Ownership of Company Property

All assets owned by the Company shall be owned by the Company as an entity and held in the name of the Company. The LLC Member shall not hold any ownership interest in any Company property in its own name or right.

Section 12. Transfer of Rights

The LLC Member may not transfer or assign in whole or in part its limited liability company interest in the Company to any entity, unless such transfer or assignment shall be filed with and approved by the Commission under Section 19 of the ’34 Act and the rules promulgated thereunder.

Section 13. Indemnification

(a) The Company shall indemnify and hold harmless to the fullest extent permitted by the laws of the State of Delaware, as if the Company were a corporation incorporated under the laws of the State of Delaware, the LLC Member and any officer and any affiliate thereof (individually, in each case, an “Indemnitee”), from and against any and all Losses arising out of or incidental to the business, activities or operations of, or relating to, the Company, regardless of whether the Indemnitee continues to be a member, officer or affiliate thereof at the time any such liability or expense is paid or incurred; *provided, however*, that no member, officer or affiliate may be indemnified by the Company from and against any Losses which result from the willful misconduct of such person.

(b) The indemnification provided by this Section 13 shall be in addition to any other rights to which an Indemnitee may be entitled under any other agreement, by vote of the LLC Member, as a matter of law or equity, or otherwise, both as to an action in the Indemnitee’s capacity as a member, officer or affiliate thereof, and as to an action in another capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

Section 14. Limited Liability.

Except as otherwise expressly provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise (including, without limitation, those arising as member, owner or shareholder of another company, partnership or entity), shall be the debts, obligations and liabilities solely of the Company, and neither any LLC Member nor any of its Directors or Officers or Officers of the Company shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a LLC Member or its Directors or Officers or Officers of the Company.

Section 15. Capital Contributions

The LLC Member has contributed to the Company the amounts set forth in the books and records of the Company.

Section 16. Additional Contributions

The LLC Member is not required to make any additional capital contribution to the Company. However, the LLC Member may make additional capital contributions to the Company at any time upon the consent of such LLC Member. To the extent that the LLC Member makes an additional capital contribution to the Company, the LLC Member shall revise the books and records of the Company. The provisions of this Agreement, including this Section 16, are intended to benefit the LLC Member and, to the fullest extent permitted by law, shall not be construed as conferring any benefit upon any creditor of the Company (and no such creditor of the Company shall be a third-party beneficiary of this Agreement), and the LLC Member shall not have any duty or obligation to any creditor of the Company to make any contribution to the Company or to issue any call for capital pursuant to this Agreement.

Section 17. Allocation of Profits and Losses

Subject to the restrictions of Article VII Section 4, the Company's profits and losses shall be allocated to the LLC Member.

Section 18. Dissolution

(a) The Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following: (i) the occurrence of any dissolution event set forth in this Agreement, as the same may be amended from time to time, (ii) the written consent of the LLC Member, (iii) the withdrawal or dissolution of the LLC Member or the occurrence of any other event which terminates the continued membership of the LLC Member in the Company unless the business of the Company is continued in a manner permitted by the Act, or (iv) the entry of a decree of judicial dissolution under Section 18-802 of the Act.

(b) Notwithstanding any other provision of this Agreement, the bankruptcy of the LLC Member will not cause the LLC Member to cease to be a member of the Company, and upon the occurrence of such an event the business of the Company shall continue without dissolution.

(c) In the event of dissolution, the LLC Member shall conduct only such activities as are necessary to wind up the affairs of the Company (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority, provided under the Act and applicable law.

(d) The Company shall terminate when (i) all the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the LLC Member in the manner provided for in this Agreement and (ii) the Certificate of Formation shall have been canceled in the manner required by the Act.

Section 19. Severability of Provisions

Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal.

Section 20. Entire Agreement

Except as expressly set forth in this Agreement, this Agreement constitutes the entire agreement with respect to the subject matter hereof and supersedes and replaces any other written or oral agreement relating to the subject matter hereof, including any prior operating agreement of the Company.

Section 21. Governing Law

This Agreement shall be governed by, and construed under, the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

Section 22. No Third-Party Beneficiary

Any agreement to pay any amount and any assumption of liability in this Agreement contained, express or implied, shall be only for the benefit of the LLC Member and its respective heirs, successors, and permitted assigns, and such agreements and assumptions shall not inure to the benefit of the obligees of any indebtedness of any other party, whomsoever, deemed to be a third-party beneficiary of this Agreement.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

IN WITNESS WHEREOF, the LLC Member has executed this Agreement as of the date first above written.

LLC MEMBER:

Investors' Exchange LLC

____

Name: Bradley Katsuyama
Title: Chief Executive Officer

EXHIBIT A

SCHEDULE OF LLC MEMBER

Name	**Capital Contribution**	**Membership Interest**
Investors' Exchange LLC 3 World Trade Center 58th Floor New York, NY 10007	$1.00	100%

Ontario

Ministry of Government and Consumer Services
Ministère des Services gouvernementaux et des Services aux consommateurs

Declaration of an Ontario Limited Partnership

Déclaration d'une société en commandite de l'Ontario

Limited Partnerships Act

Loi sur les sociétés en commandite

GEORGIAN PARTNERS GROWTH LP

Firm Name / Raison sociale

220671788

Business Identification Number / Numéro d'identification d'entreprise

This is to certify that the above named limited partnership declaration has been filed under the laws of the Province of Ontario.

La présente vise à attester que la déclaration de la raison sociale de la société en commandite citée ci-dessus a été déposée conformément aux règles de droit de la province de l'Ontario.

Declaration Date: June 21, 2012

Date de déclaration: 21 juin 2012

Expiry Date: June 18, 2027

Date d'expiration: 18 juin 2027

V. Quintanilla W.

Registrar / Registrateur
Limited Partnerships Act / Loi sur les sociétés en commandite

This certificate is not complete without the Declaration Information.

Certified a true copy of the record of the Ministry of Government and Consumer Services.

V. Quintanilla W.

Director/Registrar

Le présent certificat n'est pas complet sans les renseignements afférents à la déclaration.

Copie certifiée conforme du dossier du ministère des Services gouvernementaux et des Services aux consommateurs.

V. Quintanilla W.

Directeur ou registrateur

Ontario

Ministry of Government and
Consumer Services

Declaration Information

Type of Filing:
Renewal of an Ontario Limited Partnership Declaration

Firm Name:
GEORGIAN PARTNERS GROWTH LP

Business Identification Number (BIN):
220671788

Address of Principal Place of Business:
2 St. Clair Avenue West, 1400, Toronto, Ontario, Canada, M4V 1L5

Activity (NAICS Code):
[Not Provided] - [Not Provided]

Declaration Date:
June 21, 2012

Expiry Date:
June 18, 2027

Number of General Partners:
1

The Declaration Information is not complete without the Declaration Certificate.
Certified a true copy of the record of the Ministry of Government and Consumer Services.

V. Quintanilla W.

Director/Registrar, Ministry of Government and Consumer Services

General Partner(s):

Name: GEORGIAN PARTNERS GROWTH LP INC., OCN: 2332558, Address for Service: 2 St Clair Avenue West, 1400, Toronto, Ontario, Canada, M4V 1L5

The Declaration Information is not complete without the Declaration Certificate.
Certified a true copy of the record of the Ministry of Government and Consumer Services.

V. Quintanilla W.

Director/Registrar, Ministry of Government and Consumer Services

LIMITED PARTNERSHIP AGREEMENT

THIS AGREEMENT is made as of the 21st day of June, 2012

BETWEEN:

Georgian Partners Growth LP Inc., a corporation incorporated under the laws of Ontario (the "**General Partner**")

- and -

John Berton, of the city of Toronto in the Province of Ontario (the "**Limited Partner**").

WHEREAS the General Partner and Limited Partner intend to form a limited partnership (the "Partnership") under the *Limited Partnerships Act* (Ontario) (the "**Act**") by filing a declaration under the Act on the date hereof;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the General Partner and the Limited Partner agree as follows:

1. **Business of the Partnership**

The Partnership will be formed by the filing of a limited partnership declaration pursuant to the Act to carry on the business of venture capital fund.

2. **Name**

The name of the Partnership will be Georgian Partners Growth LP.

3. **Location**

The principal place of business of the Partnership will be 1300 Yonge Street, Suite 410, Toronto, Ontario, M4T 1X3 and the books and records of the Partnership may be kept at such location.

4. **Management**

(1) Subject to the provisions of the Act, the business and affairs of the Partnership will be managed by the General Partner. Without limiting the generality of the foregoing, the General Partner will have the power and authority to do any act, take any proceeding, make any decision and execute and deliver any instrument, deed, agreement or document necessary for or incidental to carrying on the business of the Partnership.

(2) The Limited Partner must not:

(a) take part in the management or control of the business of the Partnership;

(b) execute any document that binds or purports to bind the Partnership or the General Partner;

(c) purport to have the power or authority to bind the Partnership or the General Partner;

(d) undertake any obligation or responsibility on behalf of the Partnership; or

(e) compel a sale or partition, judicial or otherwise, of any property of the Partnership or otherwise require any assets of the Partnership to be distributed.

(3) Notwithstanding the provisions of Section 1.04(1), the General Partner must not, without the prior written consent of the Limited Partner, sell all or any substantial part of the assets of the Partnership.

(4) The Partnership must reimburse the General Partner for costs, charges and expenses actually incurred by the General Partner in the performance of its duties hereunder, including costs, charges and expenses directly incurred for the benefit of the Partnership.

5. **Term**

The Partnership will commence on the filing of the limited partnership declaration referred to above and will continue until dissolved by the written agreement of the Partners. For greater certainty, the admission, resignation, withdrawal or dissolution of any Partner will not dissolve the Partnership.

6. **Financial Year**

The financial year end of the Partnership will be on December 31 in each year.

7. **Capital Contributions**

(1) The General Partner must contribute $1.00 of capital to the Partnership.

(2) The Limited Partner must contribute $99.00 of capital to the Partnership.

8. **Distributions**

The distributable cash of the Partnership must be allocated and distributed within 30 days after the end of each financial year of the Partnership between the Partners as follows:

General Partner – 0.01 %
Limited Partner – 99.99 %.

9. **Allocation of Income and Loss**

All net income and net loss of the Partnership calculated in accordance with the provisions of the Income Tax Act (Canada) must be shared between the partners as follows:

General Partner – 0.01 %
Limited Partner – 99.99 %.

10. **Benefit of the Agreement**

This Agreement will enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties hereto.

11. **Entire Agreement**

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this Agreement.

12. **Amendments and Waivers**

No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by the parties hereto. No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided in the written waiver, will be limited to the specific breach waived.

13. **Assignment**

Neither of the parties hereto may assign its rights or obligations under this Agreement without the prior written consent of the other party.

14. **Governing Law**

This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

[the rest of this page is left blank intentionally]

IN WITNESS WHEREOF the parties have executed this Agreement.

GEORGIAN PARTNERS GROWTH LP INC.

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

Addendum C-13 Certificate of Formation of IEX DAX LLC

STATE OF DELAWARE
CERTIFICATE OF FORMATION
OF LIMITED LIABILITY COMPANY

The undersigned authorized person, desiring to form a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware, hereby certifies as follows:

1. The name of the limited liability company is IEX DAX LLC.

2. The Registered Office of the limited liability company in the State of Delaware is located at 251 Little Falls Drive (street), in the City of Wilmington, Zip Code 19808. The name of the Registered Agent at such address upon whom process against this limited liability company may be served is Corporation Service Company.

DocuSigned by:
Rachel Barnett
99E3C164A5A34F4...

By: ______________________________
Authorized Person

Name: Rachel Barnett
Print or Type

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "IEX DAP GROUP LLC", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF OCTOBER, A.D. 2021, AT 3:12 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6321837 8100
SR# 20213566779

Authentication: 204464307
Date: 10-20-21

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:12 PM 10/20/2021
FILED 03:12 PM 10/20/2021
SR 20213566779 - File Number 6321837

CERTIFICATE OF FORMATION
OF
IEX DAP GROUP LLC

This Certificate of Formation of **IEX DAP GROUP LLC** (the "***Company***") is being filed by the undersigned authorized person to form a limited liability company under the Delaware Limited Liability Company Act, *6 Del. C.* Section 18-101 *et seq.* (the "***Act***").

FIRST: The name of the limited liability company is IEX DAP Group LLC.

SECOND: The address of the limited liability company's registered office in the State of Delaware and the name of its registered agent for service of process at such address are:

Corporation Service Company
251 Little Falls Drive
Wilmington, Delaware 19808

THIRD: The limited liability company is formed effective as of the filing of this Certificate of Formation and shall be authorized to carry on any lawful business for which a limited liability company may be organized under the Act.

IN WITNESS WHEREOF, the undersigned authorized person has executed this **CERTIFICATE OF FORMATION** in accordance with Section 18-204 of the Act.

By: ______________________
Name: Craig Resnick
Title: Authorized Person

LIMITED LIABILITY COMPANY AGREEMENT
OF
IEX DAP GROUP LLC

This Limited Liability Company Agreement (this "***Agreement***") of IEX DAP Group LLC (the "***Company***"), is effective as of October 20, 2021, by IEX Group, Inc., a Delaware Corporation (the "***Member***").

1. **Name.** The name of the Company is "IEX DAP Group LLC".

2. **Formation; Term.** On October 20, 2021, the Company was organized as a Delaware limited liability company upon the filing of the Company's Certificate of Formation with the Secretary of State of the State of Delaware. The term of the Company shall be perpetual, unless sooner terminated as hereinafter provided.

3. **Purpose.** The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Delaware Limited Liability Company Act, as amended from time to time (the "***Act***").

4. **Powers.** In furtherance of its purposes, but subject to all of the provisions of this Agreement, the Company shall have the power and is hereby authorized to do all things and engage in all such activities as may be necessary, convenient or incidental to the conduct of the business of the Company, and have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the Act.

5. **Registered Agent; Registered Office.** The address of the registered office of the limited liability company is Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808, and the name of the registered agent of the Company in the State of Delaware at such address is Corporation Service Company. Either the Member or one of the Managers (as defined below) may, upon compliance with the applicable provisions of the Act, change the Company's resident office or resident agent from time to time, all as determined by the Member or a Manager, as the case may be.

6. **Principal Business Office.** The principal business office of the Company shall be located at 3 World Trade Center, 58th Floor, New York, NY 10007, or such other location as may hereafter be determined by the Member or one of the Managers. The Company may have such other office or offices as the Member or one of the Managers may from time to time designate or as the purposes of the Company may require from time to time.

7. **Limited Liability.** Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and neither the Member, nor its Managers, partners, members, directors, shareholders, employees, officers or agents, shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of the Member being a member of the Company.

8. **Management.** All power to manage, bind and act on behalf of, the Company shall be vested in one or more of the managers ("***Managers***"). As of the date thereof, the current Managers and officers of the Company are set forth on Exhibit A hereto. No action on behalf of the Company may be taken without the prior approval of the Managers. However, the Managers may delegate power to sign legal documents on behalf of the Company to any Manager or other authorized person or officer of the Company, provided that the Manager may also sign on behalf of the Company if he or she so chooses. The Member may appoint, remove and replace any Manager, officer or employee of the Company from time to time in its sole and absolute discretion. In addition, a majority of the Managers may appoint or remove officers and employees of the Company from time to time, in their sole discretion. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title constitutes the delegation to such person of the authorities and duties that are normally associated with that office, including, without limitation, the execution of documents, instruments and agreements in the name of and on behalf of the Company. Any delegation pursuant to this Section may be revoked at any time by the Member in writing.

9. **Member; Capital Contributions.** IEX Group, Inc., a Delaware corporation, is the sole member of the Company. The Member previously made an initial capital contribution to the Company set forth on the Schedule of Member(s) set forth on Exhibit B hereto. Any membership interest in the Company is expressed as a percentage. The capital contributions that the Member makes to the Company from time to time shall be properly reflected on the books and records of the Company. The Member may make capital contributions to the Company in the form of cash, securities, intellectual property or any other assets (including intangible assets) as the Member may, in its complete and sole discretion, determine from time to time. The Member will not be required to make any additional capital contributions.

10. **Tax Classification.** The Member intends that the Company shall be treated as a "disregarded entity" within the meaning of Treasury Regulations Section 301.7701-2(c)(2) for federal and applicable state income tax purposes and will file its tax returns consistent with such treatment.

11. **Fiscal Year.** The fiscal year of the Company shall be as determined from time to time by the Member or one of the Managers.

12. **Ownership of Company Property.** All assets owned by the Company shall be owned by the Company as an entity, and held in the name of the Company. The Member shall not hold any ownership interest in any Company property in its own name or right.

13. **Distributions.** Subject to applicable law, the Member may elect from time to time to make distributions of cash or other assets. Except as required by law, the Member shall not be obligated to restore or repay to the Company all or any part of a distribution made to it under the terms of this Agreement.

14. **Allocation of Profits and Losses.** The Company's profits and losses shall be allocated to the Member.

15. **Transfer of Rights.** The Member may transfer all or any portion of its interest in the Company in the Member's sole and absolute discretion. In the event of any such transfer, this Agreement shall be amended to reflect the respective rights and obligations of the Member and the transferee or transferees.

16. **Indemnification.**

(a) The Company shall indemnify and hold harmless to the fullest extent permitted by the laws of the State of Delaware, as if the Company were a corporation incorporated under the laws of the State of Delaware, the Member and any Manager, partner, member, director, shareholder, employee, or agent, officer, and any affiliate thereof (individually, in each case, an "***Indemnitee***"), from and against any and all claims, demands, liabilities, costs damages, expenses, fines, settlements and causes of action of any nature whatsoever ("***Losses***") arising out of or incidental to the business, activities or operations of, or relating to, the Company, regardless of whether the Indemnitee continues to be a Member, Manager, partner, member, director, shareholder, employee, or agent, officer, or affiliate thereof at the time any such liability or expense is paid or incurred; *provided, however*, that no Member, Manager, partner, member, director, shareholder, employee, or agent, officer, or affiliate may be indemnified by the Company from and against any Losses which result from the gross negligence or willful misconduct of such person.

(b) The indemnification provided by this Section 16 shall be in addition to any other rights to which an Indemnitee may be entitled under any other agreement, by vote of the Member, as a matter of law or equity, or otherwise, both as to an action in the Indemnitee's capacity as a Member, Manager, partner, member, director, shareholder, employee, or agent, officer, or affiliate thereof, and as to an action in another capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

17. **Admission of Additional Members.** One or more additional members of the Company may be admitted to the Company with the written consent of the Member. If the Company subsequently has more than one member, then all references in this Agreement to the singular "Member" will refer to all of the members of the Company, and any matter requiring the consent of the "Member" under this Agreement will require the consent of a majority in interest of the members.

18. **Withdrawal.** A Member may withdraw from the Company. If a Member withdraws from the Company and there are no other members of the Company at the time, a new member shall be admitted to the Company upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement. The admission of the new member shall be deemed effective concurrent with the withdrawal of the sole remaining Member.

19. **Dissolution.**

(a) The Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following: (i) the written consent of the Member, (ii) the withdrawal or dissolution of the Member or the occurrence of any other event which terminates the continued

membership of the Member in the Company unless the business of the Company is continued in a manner permitted by the Act, or (iii) the entry of a decree of judicial dissolution under the Act.

(b) The bankruptcy of the Member will not cause the Member to cease to be a member of the Company, and upon the occurrence of such an event the business of the Company shall continue without dissolution.

(c) In the event of dissolution, the Member shall conduct only such activities as are necessary to wind up the affairs of the Company (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority, provided under the Act and applicable law.

20. Severability of Provisions. Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal.

21. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original of this Agreement.

22. Entire Agreement. Except as expressly set forth in this Agreement, this Agreement constitutes the entire agreement with respect to the subject matter hereof, and supersedes and replaces any other written or oral agreement relating to the subject matter hereof, including any prior operating agreement of the Company.

23. Governing Law. This Agreement shall be governed by, and construed under, the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

24. Amendments. The terms and provisions of this Agreement may be modified or amended at any time and from time to time with the written consent of the Member.

25. No Third-Party Beneficiary. Any agreement to pay any amount and any assumption of liability in this Agreement contained, express or implied, shall be only for the benefit of the Member and its respective heirs, successors, and permitted assigns, and such agreements and assumptions shall not inure to the benefit of the obligees of any indebtedness of any other party, whomsoever, deemed to be a third-party beneficiary of this Agreement.

26. Distribution Restriction. No distribution shall be declared or paid which shall impair the capital of the Company nor shall any distribution of assets be made to any member unless the value of the assets of the Company remaining after such payment or distribution is at least equal to the aggregate of its debts and liabilities, including capital.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

In Witness Whereof, the Member has executed this Agreement as of the date first above written.

MEMBER:

IEX Group, Inc.

DocuSigned by:
Bradley Katsuyama
E07E9312B6874BA...
Name: Bradley Katsuyama
Title: Chief Executive Officer

EXHIBIT A
Managers and Officers
As of: October 20, 2021

Managers:
Bradley Katsuyama

Officers:
Bradley Katsuyama
Craig Resnick
Andrea Ledford
Rachel Barnett
Robert Park
Ronan Ryan

EXHIBIT B
Schedule of Members
As of: October 20, 2021

Name	Initial Capital Contribution as of October 20, 2021	Membership Interest
IEX Group, Inc.	$1.00	100%

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "IEX DAP LLC", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF OCTOBER, A.D. 2021, AT 3:14 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1855

6321842 8100
SR# 20213566819

Authentication: 204464413
Date: 10-20-21

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:14 PM 10/20/2021
FILED 03:14 PM 10/20/2021
SR 20213566819 - File Number 6321842

CERTIFICATE OF FORMATION
OF
IEX DAP LLC

This Certificate of Formation of **IEX DAP LLC** (the "***Company***") is being filed by the undersigned authorized person to form a limited liability company under the Delaware Limited Liability Company Act, *6 Del. C.* Section 18-101 *et seq.* (the "***Act***").

FIRST: The name of the limited liability company is IEX DAP LLC.

SECOND: The address of the limited liability company's registered office in the State of Delaware and the name of its registered agent for service of process at such address are:

Corporation Service Company
251 Little Falls Drive
Wilmington, Delaware 19808

THIRD: The limited liability company is formed effective as of the filing of this Certificate of Formation and shall be authorized to carry on any lawful business for which a limited liability company may be organized under the Act.

IN WITNESS WHEREOF, the undersigned authorized person has executed this **CERTIFICATE OF FORMATION** in accordance with Section 18-204 of the Act.

By: ______________________
Name: Craig Resnick
Title: Authorized Person

LIMITED LIABILITY COMPANY AGREEMENT
OF
IEX DAP LLC

This Limited Liability Company Agreement (this "***Agreement***") of IEX DAP LLC (the "***Company***"), is effective as of October 20, 2021, by IEX DAP GROUP LLC, a Delaware limited liability company (the "***Member***").

1. **Name.** The name of the Company is "IEX DAP LLC".

2. **Formation; Term.** On October 20, 2021, the Company was organized as a Delaware limited liability company upon the filing of the Company's Certificate of Formation with the Secretary of State of the State of Delaware. The term of the Company shall be perpetual, unless sooner terminated as hereinafter provided.

3. **Purpose.** The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Delaware Limited Liability Company Act, as amended from time to time (the "***Act***").

4. **Powers.** In furtherance of its purposes, but subject to all of the provisions of this Agreement, the Company shall have the power and is hereby authorized to do all things and engage in all such activities as may be necessary, convenient or incidental to the conduct of the business of the Company, and have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the Act.

5. **Registered Agent; Registered Office.** The address of the registered office of the limited liability company is Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808, and the name of the registered agent of the Company in the State of Delaware at such address is Corporation Service Company. Either the Member or one of the Managers (as defined below) may, upon compliance with the applicable provisions of the Act, change the Company's resident office or resident agent from time to time, all as determined by the Member or a Manager, as the case may be.

6. **Principal Business Office.** The principal business office of the Company shall be located at 3 World Trade Center, 58th Floor, New York, NY 10007, or such other location as may hereafter be determined by the Member or one of the Managers. The Company may have such other office or offices as the Member or one of the Managers may from time to time designate or as the purposes of the Company may require from time to time.

7. **Limited Liability.** Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and neither the Member, nor its Managers, partners, members, directors, shareholders, employees, officers or agents, shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of the Member being a member of the Company.

8. **Management.** All power to manage, bind and act on behalf of, the Company shall be vested in one or more of the managers ("***Managers***"). As of the date thereof, the current Managers and officers of the Company are set forth on Exhibit A hereto. No action on behalf of the Company may be taken without the prior approval of the Managers. However, the Managers may delegate power to sign legal documents on behalf of the Company to any Manager or other authorized person or officer of the Company, provided that the Manager may also sign on behalf of the Company if he or she so chooses. The Member may appoint, remove and replace any Manager, officer or employee of the Company from time to time in its sole and absolute discretion. In addition, a majority of the Managers may appoint or remove officers and employees of the Company from time to time, in their sole discretion. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title constitutes the delegation to such person of the authorities and duties that are normally associated with that office, including, without limitation, the execution of documents, instruments and agreements in the name of and on behalf of the Company. Any delegation pursuant to this Section may be revoked at any time by the Member in writing.

9. **Member; Capital Contributions.** IEX DAP GROUP LLC, a Delaware limited liability company, is the sole member of the Company. The Member previously made an initial capital contribution to the Company set forth on the Schedule of Member(s) set forth on Exhibit B hereto. Any membership interest in the Company is expressed as a percentage. The capital contributions that the Member makes to the Company from time to time shall be properly reflected on the books and records of the Company. The Member may make capital contributions to the Company in the form of cash, securities, intellectual property or any other assets (including intangible assets) as the Member may, in its complete and sole discretion, determine from time to time. The Member will not be required to make any additional capital contributions.

10. **Tax Classification.** The Member intends that the Company shall be treated as a "disregarded entity" within the meaning of Treasury Regulations Section 301.7701-2(c)(2) for federal and applicable state income tax purposes and will file its tax returns consistent with such treatment.

11. **Fiscal Year.** The fiscal year of the Company shall be as determined from time to time by the Member or one of the Managers.

12. **Ownership of Company Property.** All assets owned by the Company shall be owned by the Company as an entity, and held in the name of the Company. The Member shall not hold any ownership interest in any Company property in its own name or right.

13. **Distributions.** Subject to applicable law, the Member may elect from time to time to make distributions of cash or other assets. Except as required by law, the Member shall not be obligated to restore or repay to the Company all or any part of a distribution made to it under the terms of this Agreement.

14. **Allocation of Profits and Losses.** The Company's profits and losses shall be allocated to the Member.

15. **Transfer of Rights.** The Member may transfer all or any portion of its interest in the Company in the Member's sole and absolute discretion. In the event of any such transfer, this Agreement shall be amended to reflect the respective rights and obligations of the Member and the transferee or transferees.

16. **Indemnification.**

(a) The Company shall indemnify and hold harmless to the fullest extent permitted by the laws of the State of Delaware, as if the Company were a corporation incorporated under the laws of the State of Delaware, the Member and any Manager, partner, member, director, shareholder, employee, or agent, officer, and any affiliate thereof (individually, in each case, an "***Indemnitee***"), from and against any and all claims, demands, liabilities, costs damages, expenses, fines, settlements and causes of action of any nature whatsoever ("***Losses***") arising out of or incidental to the business, activities or operations of, or relating to, the Company, regardless of whether the Indemnitee continues to be a Member, Manager, partner, member, director, shareholder, employee, or agent, officer, or affiliate thereof at the time any such liability or expense is paid or incurred; *provided, however*, that no Member, Manager, partner, member, director, shareholder, employee, or agent, officer, or affiliate may be indemnified by the Company from and against any Losses which result from the gross negligence or willful misconduct of such person.

(b) The indemnification provided by this Section 16 shall be in addition to any other rights to which an Indemnitee may be entitled under any other agreement, by vote of the Member, as a matter of law or equity, or otherwise, both as to an action in the Indemnitee's capacity as a Member, Manager, partner, member, director, shareholder, employee, or agent, officer, or affiliate thereof, and as to an action in another capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

17. **Admission of Additional Members.** One or more additional members of the Company may be admitted to the Company with the written consent of the Member. If the Company subsequently has more than one member, then all references in this Agreement to the singular "Member" will refer to all of the members of the Company, and any matter requiring the consent of the "Member" under this Agreement will require the consent of a majority in interest of the members.

18. **Withdrawal.** A Member may withdraw from the Company. If a Member withdraws from the Company and there are no other members of the Company at the time, a new member shall be admitted to the Company upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement. The admission of the new member shall be deemed effective concurrent with the withdrawal of the sole remaining Member.

19. **Dissolution.**

(a) The Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following: (i) the written consent of the Member, (ii) the withdrawal or dissolution of the Member or the occurrence of any other event which terminates the continued

membership of the Member in the Company unless the business of the Company is continued in a manner permitted by the Act, or (iii) the entry of a decree of judicial dissolution under the Act.

(b) The bankruptcy of the Member will not cause the Member to cease to be a member of the Company, and upon the occurrence of such an event the business of the Company shall continue without dissolution.

(c) In the event of dissolution, the Member shall conduct only such activities as are necessary to wind up the affairs of the Company (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority, provided under the Act and applicable law.

20. **Severability of Provisions.** Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal.

21. **Counterparts.** This Agreement may be executed in any number of counterparts, each of which shall be deemed an original of this Agreement.

22. **Entire Agreement.** Except as expressly set forth in this Agreement, this Agreement constitutes the entire agreement with respect to the subject matter hereof, and supersedes and replaces any other written or oral agreement relating to the subject matter hereof, including any prior operating agreement of the Company.

23. **Governing Law.** This Agreement shall be governed by, and construed under, the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

24. **Amendments.** The terms and provisions of this Agreement may be modified or amended at any time and from time to time with the written consent of the Member.

25. **No Third-Party Beneficiary.** Any agreement to pay any amount and any assumption of liability in this Agreement contained, express or implied, shall be only for the benefit of the Member and its respective heirs, successors, and permitted assigns, and such agreements and assumptions shall not inure to the benefit of the obligees of any indebtedness of any other party, whomsoever, deemed to be a third-party beneficiary of this Agreement.

26. **Distribution Restriction.** No distribution shall be declared or paid which shall impair the capital of the Company nor shall any distribution of assets be made to any member unless the value of the assets of the Company remaining after such payment or distribution is at least equal to the aggregate of its debts and liabilities, including capital.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

IN WITNESS WHEREOF, the Member has executed this Agreement as of the date first above written.

MEMBER:

IEX DAP GROUP LLC

DocuSigned by:
Bradley Katsuyama
E07E9312B6874BA...

Name: Bradley Katsuyama
Title: Manager

EXHIBIT A
Managers and Officers
As of: October 20, 2021

Managers:
Bradley Katsuyama

Officers:
Bradley Katsuyama
Robert Dukesherer
Terrance O'Connell
Alphonse Asare

EXHIBIT B
Schedule of Members
As of: October 20, 2021

Name	Initial Capital Contribution as of October 20, 2021	Membership Interest
IEX DAP GROUP LLC	$1.00	100%

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "IEX DAP SERVICES LLC", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF OCTOBER, A.D. 2021, AT 3:13 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1855

6321841 8100
SR# 20213566800

Authentication: 204464331
Date: 10-20-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:13 PM 10/20/2021
FILED 03:13 PM 10/20/2021
SR 20213566800 - File Number 6321841

CERTIFICATE OF FORMATION
OF
IEX DAP SERVICES LLC

This Certificate of Formation of **IEX DAP SERVICES LLC** (the "***Company***") is being filed by the undersigned authorized person to form a limited liability company under the Delaware Limited Liability Company Act, *6 Del. C.* Section 18-101 *et seq*. (the "***Act***").

FIRST: The name of the limited liability company is IEX DAP Services LLC.

SECOND: The address of the limited liability company's registered office in the State of Delaware and the name of its registered agent for service of process at such address are:

Corporation Service Company
251 Little Falls Drive
Wilmington, Delaware 19808

THIRD: The limited liability company is formed effective as of the filing of this Certificate of Formation and shall be authorized to carry on any lawful business for which a limited liability company may be organized under the Act.

IN WITNESS WHEREOF, the undersigned authorized person has executed this **CERTIFICATE OF FORMATION** in accordance with Section 18-204 of the Act.

By: ______________________________
Name: Craig Resnick
Title: Authorized Person

LIMITED LIABILITY COMPANY AGREEMENT
OF
IEX DAP SERVICES LLC

This Limited Liability Company Agreement (this "***Agreement***") of IEX DAP Services LLC (the "***Company***"), is effective as of October 20, 2021, by IEX DAP GROUP LLC, a Delaware limited liability company (the "***Member***").

1. **Name.** The name of the Company is "IEX DAP Services LLC".

2. **Formation; Term.** On October 20, 2021, the Company was organized as a Delaware limited liability company upon the filing of the Company's Certificate of Formation with the Secretary of State of the State of Delaware. The term of the Company shall be perpetual, unless sooner terminated as hereinafter provided.

3. **Purpose.** The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Delaware Limited Liability Company Act, as amended from time to time (the "***Act***").

4. **Powers.** In furtherance of its purposes, but subject to all of the provisions of this Agreement, the Company shall have the power and is hereby authorized to do all things and engage in all such activities as may be necessary, convenient or incidental to the conduct of the business of the Company, and have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the Act.

5. **Registered Agent; Registered Office.** The address of the registered office of the limited liability company is Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808, and the name of the registered agent of the Company in the State of Delaware at such address is Corporation Service Company. Either the Member or one of the Managers (as defined below) may, upon compliance with the applicable provisions of the Act, change the Company's resident office or resident agent from time to time, all as determined by the Member or a Manager, as the case may be.

6. **Principal Business Office.** The principal business office of the Company shall be located at 3 World Trade Center, 58th Floor, New York, NY 10007, or such other location as may hereafter be determined by the Member or one of the Managers. The Company may have such other office or offices as the Member or one of the Managers may from time to time designate or as the purposes of the Company may require from time to time.

7. **Limited Liability.** Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and neither the Member, nor its Managers, partners, members, directors, shareholders, employees, officers or agents, shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of the Member being a member of the Company.

8. **Management.** All power to manage, bind and act on behalf of, the Company shall be vested in one or more of the managers ("***Managers***"). As of the date thereof, the current Managers and officers of the Company are set forth on Exhibit A hereto. No action on behalf of the Company may be taken without the prior approval of the Managers. However, the Managers may delegate power to sign legal documents on behalf of the Company to any Manager or other authorized person or officer of the Company, provided that the Manager may also sign on behalf of the Company if he or she so chooses. The Member may appoint, remove and replace any Manager, officer or employee of the Company from time to time in its sole and absolute discretion. In addition, a majority of the Managers may appoint or remove officers and employees of the Company from time to time, in their sole discretion. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title constitutes the delegation to such person of the authorities and duties that are normally associated with that office, including, without limitation, the execution of documents, instruments and agreements in the name of and on behalf of the Company. Any delegation pursuant to this Section may be revoked at any time by the Member in writing.

9. **Member; Capital Contributions.** IEX DAP GROUP LLC, a Delaware limited liability company, is the sole member of the Company. The Member previously made an initial capital contribution to the Company set forth on the Schedule of Member(s) set forth on Exhibit B hereto. Any membership interest in the Company is expressed as a percentage. The capital contributions that the Member makes to the Company from time to time shall be properly reflected on the books and records of the Company. The Member may make capital contributions to the Company in the form of cash, securities, intellectual property or any other assets (including intangible assets) as the Member may, in its complete and sole discretion, determine from time to time. The Member will not be required to make any additional capital contributions.

10. **Tax Classification.** The Member intends that the Company shall be treated as a "disregarded entity" within the meaning of Treasury Regulations Section 301.7701-2(c)(2) for federal and applicable state income tax purposes and will file its tax returns consistent with such treatment.

11. **Fiscal Year.** The fiscal year of the Company shall be as determined from time to time by the Member or one of the Managers.

12. **Ownership of Company Property.** All assets owned by the Company shall be owned by the Company as an entity, and held in the name of the Company. The Member shall not hold any ownership interest in any Company property in its own name or right.

13. **Distributions.** Subject to applicable law, the Member may elect from time to time to make distributions of cash or other assets. Except as required by law, the Member shall not be obligated to restore or repay to the Company all or any part of a distribution made to it under the terms of this Agreement.

14. **Allocation of Profits and Losses.** The Company's profits and losses shall be allocated to the Member.

15. Transfer of Rights. The Member may transfer all or any portion of its interest in the Company in the Member's sole and absolute discretion. In the event of any such transfer, this Agreement shall be amended to reflect the respective rights and obligations of the Member and the transferee or transferees.

16. Indemnification.

(a) The Company shall indemnify and hold harmless to the fullest extent permitted by the laws of the State of Delaware, as if the Company were a corporation incorporated under the laws of the State of Delaware, the Member and any Manager, partner, member, director, shareholder, employee, or agent, officer, and any affiliate thereof (individually, in each case, an "***Indemnitee***"), from and against any and all claims, demands, liabilities, costs damages, expenses, fines, settlements and causes of action of any nature whatsoever ("***Losses***") arising out of or incidental to the business, activities or operations of, or relating to, the Company, regardless of whether the Indemnitee continues to be a Member, Manager, partner, member, director, shareholder, employee, or agent, officer, or affiliate thereof at the time any such liability or expense is paid or incurred; *provided, however*, that no Member, Manager, partner, member, director, shareholder, employee, or agent, officer, or affiliate may be indemnified by the Company from and against any Losses which result from the gross negligence or willful misconduct of such person.

(b) The indemnification provided by this Section 16 shall be in addition to any other rights to which an Indemnitee may be entitled under any other agreement, by vote of the Member, as a matter of law or equity, or otherwise, both as to an action in the Indemnitee's capacity as a Member, Manager, partner, member, director, shareholder, employee, or agent, officer, or affiliate thereof, and as to an action in another capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

17. Admission of Additional Members. One or more additional members of the Company may be admitted to the Company with the written consent of the Member. If the Company subsequently has more than one member, then all references in this Agreement to the singular "Member" will refer to all of the members of the Company, and any matter requiring the consent of the "Member" under this Agreement will require the consent of a majority in interest of the members.

18. Withdrawal. A Member may withdraw from the Company. If a Member withdraws from the Company and there are no other members of the Company at the time, a new member shall be admitted to the Company upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement. The admission of the new member shall be deemed effective concurrent with the withdrawal of the sole remaining Member.

19. Dissolution.

(a) The Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following: (i) the written consent of the Member, (ii) the withdrawal or dissolution of the Member or the occurrence of any other event which terminates the continued

membership of the Member in the Company unless the business of the Company is continued in a manner permitted by the Act, or (iii) the entry of a decree of judicial dissolution under the Act.

(b) The bankruptcy of the Member will not cause the Member to cease to be a member of the Company, and upon the occurrence of such an event the business of the Company shall continue without dissolution.

(c) In the event of dissolution, the Member shall conduct only such activities as are necessary to wind up the affairs of the Company (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority, provided under the Act and applicable law.

20. Severability of Provisions. Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal.

21. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original of this Agreement.

22. Entire Agreement. Except as expressly set forth in this Agreement, this Agreement constitutes the entire agreement with respect to the subject matter hereof, and supersedes and replaces any other written or oral agreement relating to the subject matter hereof, including any prior operating agreement of the Company.

23. Governing Law. This Agreement shall be governed by, and construed under, the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

24. Amendments. The terms and provisions of this Agreement may be modified or amended at any time and from time to time with the written consent of the Member.

25. No Third-Party Beneficiary. Any agreement to pay any amount and any assumption of liability in this Agreement contained, express or implied, shall be only for the benefit of the Member and its respective heirs, successors, and permitted assigns, and such agreements and assumptions shall not inure to the benefit of the obligees of any indebtedness of any other party, whomsoever, deemed to be a third-party beneficiary of this Agreement.

26. Distribution Restriction. No distribution shall be declared or paid which shall impair the capital of the Company nor shall any distribution of assets be made to any member unless the value of the assets of the Company remaining after such payment or distribution is at least equal to the aggregate of its debts and liabilities, including capital.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

IN WITNESS WHEREOF, the Member has executed this Agreement as of the date first above written.

MEMBER:.

IEX DAP GROUP LLC

DocuSigned by:
Bradley Katsuyama
E07E9312B6874BA...

Name: Bradley Katsuyama
Title: Manager

EXHIBIT A
Managers and Officers
As of: October 20, 2021

Managers:
Bradley Katsuyama

Officers:
Bradley Katsuyama
Robert Dukesherer
Terrance O'Connell
Alphonse Asare

EXHIBIT B
Schedule of Members
As of: October 20, 2021

Name	Initial Capital Contribution as of October 20, 2021	Membership Interest
IEX DAP GROUP LLC	$1.00	100%

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "IEX FUND LLC", FILED IN THIS OFFICE ON THE TWENTY-FIRST DAY OF JULY, A.D. 2022, AT 3:22 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6925740 8100
SR# 20223053179

Authentication: 203983289
Date: 07-22-22

STATE OF DELAWARE
CERTIFICATE OF FORMATION
OF LIMITED LIABILITY COMPANY

The undersigned authorized person, desiring to form a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware, hereby certifies as follows:

1. The name of the limited liability company is IEX Fund LLC
_______________.

2. The Registered Office of the limited liability company in the State of Delaware is located at 251 Little Falls Drive (street), in the City of Wilmington, Zip Code 19808. The name of the Registered Agent at such address upon whom process against this limited liability company may be served is Corporation Service Company
_______________.

DocuSigned by:
Rachel Barnett
99E3C164A5A34F4...

By: _______________
Authorized Person

Name: Rachel Barnett
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:22 PM 07/21/2022
FILED 03:22 PM 07/21/2022
SR 20223053179 - File Number 6925740

LIMITED LIABILITY COMPANY AGREEMENT
OF
IEX FUND LLC

This Limited Liability Company Agreement (this "***Agreement***") of IEX Fund LLC (the "***Company***"), is effective as of July 21, 2022 by IEX Ventures LLC, a Delaware Limited Liability Company (the "***Member***").

1. **<u>Name</u>.** The name of the Company is "IEX Fund LLC."

2. **<u>Formation; Term</u>.** On July 21, 2022, the Company was organized as a Delaware limited liability company upon the filing of the Company's Certificate of Formation with the Secretary of State of the State of Delaware. The term of the Company shall be perpetual, unless sooner terminated as hereinafter provided.

3. **<u>Purpose</u>.** The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Delaware Limited Liability Company Act, as amended from time to time (the "***Act***").

4. **<u>Powers</u>.** In furtherance of its purposes, but subject to all of the provisions of this Agreement, the Company shall have the power and is hereby authorized to do all things and engage in all such activities as may be necessary, convenient or incidental to the conduct of the business of the Company, and have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the Act.

5. **<u>Registered Agent; Registered Office</u>.** The address of the registered office of the limited liability company is Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808, and the name of the registered agent of the Company in the State of Delaware at such address is Corporation Service Company. Either the Member or one of the Managers (as defined below) may, upon compliance with the applicable provisions of the Act, change the Company's resident office or resident agent from time to time, all as determined by the Member or a Manager, as the case may be.

6. **<u>Limited Liability</u>.** Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and neither the Member, nor its Managers, partners, members, directors, shareholders, employees, officers or agents, shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of the Member being a member of the Company.

7. **<u>Management</u>.** All power to manage, bind and act on behalf of, the Company shall be vested in one or more of the managers ("***Managers***"). As of the date thereof, the current Managers and officers of the Company are set forth on <u>Exhibit A</u> hereto. No action on behalf of the Company may be taken without the prior approval of the Managers. However, the Managers may delegate power to sign legal documents on behalf of the Company to any Manager or other authorized person or officer of the Company, provided that the Manager may also sign on behalf of the Company if he or she so chooses. The Member may appoint, remove and replace any Manager, officer or employee of the Company from time to time in its sole and absolute discretion. In addition, a majority of the Managers may appoint or remove officers and employees of the Company from time to time, in their sole discretion. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title constitutes the delegation to such person of the authorities and duties that are normally associated with that office, including, without limitation, the execution of documents, instruments and agreements in the name of and on behalf of the Company. Any delegation pursuant to this Section may be revoked at any time by the Member in writing.

8. Member; Capital Contributions. IEX Ventures, LLC, a Delaware limited liability company, is the sole member of the Company. The Member previously made an initial capital contribution to the Company set forth on the Schedule of Member(s) set forth on Exhibit B hereto. Any Membership interest in the Company is expressed as a percentage. The capital contributions that the Member makes to the Company from time to time shall be properly reflected on the books and records of the Company. The Member may make capital contributions to the Company in the form of cash, securities, intellectual property or any other assets (including intangible assets) as the Member may, in its complete and sole discretion, determine from time to time. The Member will not be required to make any additional capital contributions.

9. Tax Classification. The Member intends that the Company shall be treated as a "disregarded entity" within the meaning of Treasury Regulations Section 301.7701-2(c)(2) for federal and applicable state income tax purposes and will file its tax returns consistent with such treatment.

10. Ownership of Company Property. All assets owned by the Company shall be owned by the Company as an entity, and held in the name of the Company. The Member shall not hold any ownership interest in any Company property in its own name or right.

11. Distributions. Subject to applicable law, the Member may elect from time to time to make distributions of cash or other assets. Except as required by law, the Member shall not be obligated to restore or repay to the Company all or any part of a distribution made to it under the terms of this Agreement.

12. Transfer of Rights. The Member may transfer all or any portion of its interest in the Company in the Member's sole and absolute discretion. In the event of any such transfer, this Agreement shall be amended to reflect the respective rights and obligations of the Member and the transferee or transferees.

13. Exculpation and Indemnification.

(a) The Company shall indemnify and hold harmless to the fullest extent permitted by applicable law, the Member and any Manager, partner, member, director, shareholder, employee, or agent, officer, and any affiliate thereof (individually, in each case, an "***Indemnitee***"), from and against any and all claims, demands, liabilities, costs damages, expenses, fines, settlements and causes of action of any nature whatsoever ("***Losses***") arising out of or incidental to the business, activities or operations of, or relating to, the Company, regardless of whether the Indemnitee continues to be a Member, Manager, partner, member, director, shareholder, employee, or agent, officer, or affiliate thereof at the time any such liability or expense is paid or incurred.

(b) To the fullest extent permitted by applicable law, an Indemnitee shall be entitled to indemnification from the Company for any and all Losses incurred by Indemnitee by reason of any act or omission performed or omitted by such Indemnitee; provided, however, that any indemnity under this Section by the Company shall be provided out of and to the extent of Company assets only, and the Member shall not have personal liability on account thereof.

(c) The indemnification provided by this Section 13 shall be in addition to any other rights to which an Indemnitee may be entitled under any other agreement, by vote of the Member, as a matter of law or equity, or otherwise, both as to an action in the Indemnitee's capacity as a Member, Manager, partner, member, director, shareholder, employee, or agent, officer, or affiliate thereof, and as to an action in another capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

(d) To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by an Indemnitee defending any claim, demand, action, suit, proceeding, or investigation shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit, proceeding, or investigation upon receipt by the Company of an undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section.

(e) The Indemnitee shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Indemnitee as to matters the Indemnitee reasonably believes are within such other Indemnitee's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities or any other facts pertinent to the existence and amount of assets from which distributions to the Member might properly be paid.

(f) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Indemnitee, a Indemnitee acting under this Agreement shall not be liable to the Company or to any other Indemnitee who is bound by this Agreement for its good faith reliance on the provisions of this Agreement or any approval or authorization granted by the Company or any other Indemnitee.

(g) The foregoing provisions of this Section shall survive any termination of this Agreement.

14. **Admission of Additional Members.** One or more additional members of the Company may be admitted to the Company with the written consent of the member. If the Company subsequently has more than one member, then all references in this Agreement to the singular "Member" will refer to all of the members of the Company, and any matter requiring the consent of the "Member" under this Agreement will require the consent of a majority in interest of the members.

15. **Withdrawal.** A Member may withdraw from the Company. If a Member withdraws from the Company and there are no other members of the Company at the time, a new Member shall be admitted to the Company upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement. The admission of the new Member shall be deemed effective concurrent with the withdrawal of the sole remaining Member.

16. **Dissolution.**

(a) The Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following: (i) the written consent of the Member, (ii) the withdrawal or dissolution of the Member or the occurrence of any other event which terminates the continued membership of the Member in the Company unless the business of the Company is continued in a manner permitted by the Act, or (iii) the entry of a decree of judicial dissolution under the Act.

(b) The bankruptcy of the Member will not cause the Member to cease to be a member of the Company, and upon the occurrence of such an event the business of the Company shall continue without dissolution.

(c) In the event of dissolution, the Member shall conduct only such activities as are necessary to wind up the affairs of the Company (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority, provided under the Act and applicable law.

17. **Severability of Provisions.** Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal.

18. **Counterparts.** This Agreement may be executed in any number of counterparts, each of which shall be deemed an original of this Agreement.

19. **Entire Agreement.** Except as expressly set forth in this Agreement, this Agreement constitutes the entire agreement with respect to the subject matter hereof, and supersedes and replaces any other written or oral agreement relating to the subject matter hereof, including any prior operating agreement of the Company.

20. **Governing Law.** This Agreement shall be governed by, and construed under, the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

21. Amendments. The terms and provisions of this Agreement may be modified or amended at any time and from time to time with the written consent of the Member.

22. No Third-Party Beneficiary. Any agreement to pay any amount and any assumption of liability in this Agreement contained, express or implied, shall be only for the benefit of the Member and its respective heirs, successors, and permitted assigns, and such agreements and assumptions shall not inure to the benefit of the obligees of any indebtedness of any other party, whomsoever, deemed to be a third-party beneficiary of this Agreement.

23. Distribution Restriction. No distribution shall be declared or paid which shall impair the capital of the Company nor shall any distribution of assets be made to any member unless the value of the assets of the Company remaining after such payment or distribution is at least equal to the aggregate of its debts and liabilities, including capital.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

IN WITNESS WHEREOF, the Member has executed this Agreement as of the date first above written.

MEMBER:.

IEX Ventures LLC

____
Name: Ronan Ryan
Title: Authorized Signatory

<u>EXHIBIT A</u>
Managers and Officers
As of: July 21, 2022

Managers:
Bradley T. Katsuyama
Craig Resnick

Officers:
Bradley T. Katsuyama (President)
Rachel Barnett (VP, CLO, Secretary)
Craig Resnick (VP, Treasurer)

EXHIBIT B
Schedule of Members
As of: July 21, 2022

Name	Initial Capital Contribution as of July 21, 2022	Membership Interest
IEX Ventures LLC	$1.00	100%

Investors' Exchange LLC

Date of filing: June 30, 2026

Date as of which the information is accurate: June 30, 2026

<u>Exhibit D</u>

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Attached as Addendum D-1 are the unaudited financial statements of IEX Ventures LLC for the fiscal year ending 12/31/2025.

Attached as Addendum D-2 are the unaudited financial statements of IEX Data Services LLC f/k/a IEX Cloud Services LLC for the fiscal year ending 12/31/2025.

Attached as Addendum D-3 are the unaudited financial statements of IEX Group, Inc. for the fiscal year ending 12/31/2025.

Attached as Addendum D-4 is a statement in lieu of financial statements of IEX Services LLC.

Attached as Addendum D-5 are the unaudited financial statements of IEX Options LLC for the fiscal year ending 12/31/2025.

Attached as Addendum D-6 are the unaudited financial statements of Georgian Partners Growth LP for the fiscal year ending 12/31/2025.

Attached as Addendum D-7 are the unaudited financial statements of IEX DAX LLC for the fiscal year ending 12/31/2025.

Attached as Addendum D-8 are the unaudited financial statements of IEX DAP Group LLC for the fiscal year ending 12/31/2025.

Attached as Addendum D-9 are the unaudited financial statements of IEX DAP LLC for the fiscal year ending 12/31/2025.

Attached as Addendum D-10 are the unaudited financial statements of IEX DAP Services LLC for the fiscal year ending 12/31/2025.

Attached as Addendum D-11 are the unaudited financial statements of IEX Fund LLC for the fiscal year ending 12/31/2025.

Addendum D-1

Unaudited financial statements of IEX Ventures LLC
for the fiscal year ending 12/31/2025

IEX Ventures LLC
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Financial Condition
December 31, 2025

ASSETS		
Cash and cash equivalents	$	388
Investment in subsidiaries		33,164,979
Other investments		5,582
Total assets	$	33,170,949
LIABILITIES AND EQUITY		
Total stockholders' equity	$	33,170,949
Total liabilities and stockholders' equity	$	33,170,949

IEX Ventures LLC
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Income
For the Year Ended December 31, 2025

Operating expenses:		
Bank charges		552
Other income		
Unrealized loss on investment		(15,719)
Total other income (loss)		(15,719)
Net (loss)	$	(16,271)

Addendum D-2

Unaudited financial statements of IEX Data Services LLC (f/k/a IEX Cloud Services LLC)
for the fiscal year ending 12/31/2025

IEX Data Services LLC (f/k/a IEX Cloud Services LLC)
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Financial Condition
December 31, 2025

ASSETS		
Cash and cash equivalents	$	46,125
Digital assets		2,431,711
Due from affiliate		5,988
Total assets	$	2,483,824
LIABILITIES AND EQUITY		
Liabilities:		
Due to affiliate		47,545
Accrued expenses and other liabilities		3,266
Total liabilities	$	50,811
Total stockholders' equity	$	2,433,013
Total liabilities and stockholders' equity	$	2,483,824

IEX Data Services LLC (f/k/a IEX Cloud Services LLC)
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Income
For the Year Ended December 31, 2025

Revenues:		
Other revenue		68,274
Subscription revenue		22,339
Total revenues	$	90,613
Cost of revenues:		
Core market data		45,103
Total cost of revenues	$	45,103
Operating expenses:		
Loss on Digital Assets		12,977,035
Technology and communications		136,999
Bad debt expense		7,724
Total expenses	$	13,121,758
Net (loss)	$	(13,076,248)

Addendum D-3

Unaudited financial statements of IEX Group, Inc.
for the fiscal year ending 12/31/2025

IEX Group, Inc. (Stand-alone)
Unaudited Statement of Financial Condition
December 31, 2025

ASSETS		
Cash and cash equivalents	$	63,437,907
Investment in subsidiaries		139,814,936
Deferred tax asset		39,778,828
Marketable securities		29,391,723
Property and equipment, net of accumulated depreciation		20,335,455
Right of use asset		16,943,952
Due from subsidiaries		9,524,192
Prepaid expenses		8,624,582
Investments		7,500,000
Short term right of use asset		6,401,326
Other assets		1,934,642
Software development costs, net of accumulated amortization		384,748
Total assets	$	344,072,291
LIABILITIES AND EQUITY		
Liabilities:		
Lease liability		25,743,759
Accrued expenses and other liabilities		24,017,504
Accounts payable		1,375,456
Due to subsidiaries		14,500
Total liabilities	$	51,151,219
Stockholders' Equity		
Preferred stock - $0.01 par value		
Convertible Series A-1		3,750
Convertible Series B-1		24,400
Convertible Series C		22,059
Common stock - $0.01 par value		56,338
Treasury stock		(79,037,896)
Additional paid-in capital		339,368,500
Other comprehensive income (Loss)		(3,411,460)
Promissory notes receivable, related party		(3,451,176)
Retained earnings		39,346,557
Total stockholders' equity	$	292,921,072
Total liabilities and stockholders' equity	$	344,072,291

IEX Group, Inc. (Stand-alone)
Unaudited Statement of Income
For the Year Ended December 31, 2025

Revenues:		
Software licensing revenue	$	3,600,000
Interest income		1,931,563
Total revenues	$	5,531,563
Operating expenses:		
Employee compensation and benefits		2,872,699
Depreciation and amortization		2,016,422
Professional fees		1,808,896
Marketing and travel		1,245,683
Technology and communications		1,173,315
Rent and office		906,633
Other		4,645
Total expenses	$	10,028,293
Other income		
Loss on investment		(785,896)
Total other income (loss)		(785,896)
Loss before income taxes		
Income tax benefit		(995,763)
Net income (loss)	$	(6,278,389)

Addendum D-4

Statement in lieu of financial statements of IEX Services LLC

IEX Services LLC’s financial statements have been omitted from Form 1, and are filed separately pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 thereunder.

Addendum D-5

Unaudited financial statements of IEX Options LLC
for the fiscal year ending 12/31/2025

IEX Options LLC
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Financial Condition
December 31, 2025

ASSETS		
Cash and cash equivalents	$	67,039
Property and equipment, net of accumulated depreciation		21,798,093
Software development costs, net of accumulated amortization		13,665,041
Prepaid expenses		1,155,927
Other assets		250,000
Total assets	$	36,936,100
LIABILITIES AND EQUITY		
Liabilities:		
Accrued expenses and other liabilities		6,219,671
Due to parent		1,032,533
Accounts payable		57,828
Due to affiliate		6,345
Total liabilities	$	7,316,377
Total stockholders' equity	$	29,619,723
Total liabilities and stockholders' equity	$	36,936,100

IEX Options LLC
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Income
For the Year Ended December 31, 2025

Operating expenses:		
Employee compensation and benefits	$	21,104,203
Technology and communications		5,349,068
Professional fees		2,238,508
Rent and office		1,205,985
Depreciation and amortization		1,022,376
Other exchange fees		192,553
Marketing and travel		154,232
Total expenses	$	31,266,925
Net (loss)	$	(31,266,925)

Addendum D-6

Unaudited financial statements of Georgian Partners Growth LP
for the fiscal year ending 12/31/2025

Financial Information

Georgian Partners Growth, L.P.

December 31, 2025

Georgian Partners Growth, L.P.

Contents

December 31, 2025

allay

Compilation engagement report

June 1, 2026

To the partners of **Georgian Partners Growth, L.P.**:

On the basis of information provided by the partners, we have compiled the balance sheet of **Georgian Partners Growth, L.P.** as at December 31, 2025, the statements of partners' equity and earnings for the year then ended, and note 1, which describes the basis of accounting applied in the preparation of the compiled financial information and other explanatory information ("financial information").

The partners are responsible for the accompanying financial information, including the accuracy and completeness of the underlying information used to compile it and the selection of the basis of accounting.

We performed this engagement in accordance with Canadian Standard on Related Services (CSRS) 4200, Compilation Engagements, which requires us to comply with relevant ethical requirements. Our responsibility is to assist the partners in the preparation of the financial information.

We have not performed an audit or a review engagement, nor were we required to perform procedures to verify the accuracy or completeness of the information provided by the partners. Accordingly, we do not express an audit opinion or a review conclusion, or provide any form of assurance on the financial information.

Readers are cautioned that the financial information may not be appropriate for their purposes.

allay llp

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Ontario

Georgian Partners Growth, L.P.

Balance Sheet

December 31	2025 $
ASSETS	
Current	
Cash	**23,420,869**
Derivative Asset	**289,520**
Accounts receivable	**119,877**
Prepaid expenses	**2,683,783**
Due from related parties	**27,971,609**
	54,485,658
Convertible promissory note	
Investment in GPG International Inc.	**1**
Property and equipment [note 3]	**967,856**
	55,453,515
LIABILITIES	
Current	
Line of credit	**32,017,216**
Accounts payable and accrued liabilities	**3,859,913**
	35,877,129
PARTNERS' EQUITY	**19,576,386**
	55,453,515

Georgian Partners Growth, L.P.

Statement of Earnings

Year ended December 31	2025 $
Revenue	
Management fees	72,240,439
Interest	396,532
	72,636,971
Expenses	
Salaries and benefits	31,730,180
General and administrative	9,307,037
Advertising and promotion	2,907,445
Consultant fees	2,360,062
Rent	1,544,710
Travel and entertainment	1,390,314
Professional fees	781,559
Amortization	575,637
Insurance	32,820
	50,629,764
Net earnings for the year	22,007,207

Addendum D-7

Unaudited financial statements of IEX DAX LLC
for the fiscal year ending 12/31/2025

IEX DAX LLC
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Financial Condition
December 31, 2025

ASSETS		
Cash and cash equivalents	$	24,700
Prepaid expenses		685,810
Property and equipment, net of accumulated depreciation		391,771
Due from affliate		6,345
Total assets	$	1,108,626
LIABILITIES AND EQUITY		
Liabilities:		
Due to parent		13,442
Total liabilities	$	13,442
Total stockholders' equity	$	1,095,184
Total liabilities and stockholders' equity	$	1,108,626

IEX DAX LLC
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Income
For the Year Ended December 31, 2025

Operating expenses:		
Employee compensation and benefits	$	1,086,952
Technology and communications		519,477
Depreciation and amortization		56,769
Rent and office		39,703
Professional fees		18,148
Total expenses	$	1,721,049
Other income		
Loss on fixed assets		953,757
Total other income	$	953,757
Net (loss)	$	(2,674,806)

Addendum D-8

Unaudited financial statements of IEX DAP Group LLC
for the fiscal year ending 12/31/2025

IEX DAP Group LLC
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Financial Condition
December 31, 2025

ASSETS		
Cash and cash equivalents	$	75,814
Investment in subsidiaries		1,900,000
Total assets	$	1,975,814
LIABILITIES AND EQUITY		
Total stockholders' equity	$	1,975,814
Total liabilities and stockholders' equity	$	1,975,814

IEX DAP Group LLC
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Income
For the Year Ended December 31, 2025

Operating expenses:		
Loss on developed software		12,652,784
Net (loss)	$	(12,652,784)

Addendum D-9

Unaudited financial statements of IEX DAP LLC
for the fiscal year ending 12/31/2025

IEX DAP LLC
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Financial Condition
December 31, 2025

ASSETS		
Cash and cash equivalents	$	519,168
Due from parent		14,968
Prepaid expenses		6,808
Total assets	$	540,944
LIABILITIES AND EQUITY		
Liabilities:		
Accrued expenses and other liabilities		65,000
Total liabilities	$	65,000
Total stockholders' equity	$	475,944
Total liabilities and stockholders' equity	$	540,944

IEX DAP LLC
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Income
For the Year Ended December 31, 2025

Operating expenses:		
Employee compensation and benefits	$	225,583
Professional fees		65,445
Technology and communications		28,480
Rent and office		10,969
Marketing and travel		2,538
Total expenses	$	333,015
Net (loss)	$	(333,015)

Addendum D-10

Unaudited financial statements of IEX DAP Services LLC
for the fiscal year ending 12/31/2025

IEX DAP Services LLC
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Financial Condition
December 31, 2025

ASSETS		
Cash and cash equivalents	$	2,000
Total assets	$	2,000
LIABILITIES AND EQUITY		
Total stockholders' equity	$	2,000
Total liabilities and stockholders' equity	$	2,000

IEX DAP Services LLC
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Income
For the Year Ended December 31, 2025

Operating expenses:		
Professional fees		23,000
Total expenses	$	23,000
Operating loss		(23,000)
Net (loss)	$	(23,000)

Addendum D-11

Unaudited financial statements of IEX Fund LLC
for the fiscal year ending 12/31/2025

IEX Fund LLC
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Financial Condition
December 31, 2025

ASSETS		
Cash and cash equivalents	$	7,930
Investments		448,005
Digital assets		30,555
Total assets	$	486,490
LIABILITIES AND EQUITY		
Total stockholders' equity	$	486,490
Total liabilities and stockholders' equity	$	486,490

IEX Fund LLC
(A Wholly-Owned Direct or Indirect Subsidiary of IEX Group, Inc.)
Unaudited Statement of Income
For the Year Ended December 31, 2025

Operating expenses:		
Other		(29,540)
Total expenses	$	(29,540)
Other income:		
Gain on investment		7,698
Interest income		10
Total other income (loss)	$	7,708
Net income (loss)	$	37,248

Investors' Exchange LLC

Date of filing: June 30, 2026

Date as of which the information is accurate: June 30, 2026

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Attached as Addendum I-1 are the audited financial statements of Investors' Exchange LLC for the fiscal year ending 12/31/2025. Investors' Exchange LLC has no consolidated subsidiaries.

Addendum I-1

Audited financial statements of Investors' Exchange LLC
for the fiscal year ending 12/31/2025

INVESTORS' EXCHANGE LLC AND SUBSIDIARIES

(A Wholly-Owned Subsidiary of IEX Group, Inc.)

CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025
AND
INDEPENDENT AUDITOR'S REPORT

****

Investors' Exchange LLC and Subsidiaries
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Table of Contents

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

INDEPENDENT AUDITOR'S REPORT

To the Member and Audit Committee of Investors' Exchange LLC

Opinion

We have audited the consolidated financial statements of Investors' Exchange LLC and subsidiaries (the "Company"), which comprise the consolidated statement of financial condition as of December 31, 2025, and the related consolidated statements of income, cash flows and changes in member's equity for the year then ended, and the related notes to the consolidated financial statements (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Deloitte & Touche LLP

May 14, 2026

Investors’ Exchange LLC and Subsidiaries
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Consolidated Statement of Financial Condition
December 31, 2025

Assets	
Cash and cash equivalents	$ 26,369,314
Capitalized software, net of accumulated amortization	28,080,767
Property and equipment, net of accumulated depreciation	22,189,863
Receivables from members and customers	13,764,665
Notes and other receivables, net of allowance	12,199,550
Receivables from exchanges	7,794,933
Prepaid expenses	1,843,552
Due from affiliates	273,425
Security deposits	250,000
TOTAL ASSETS	$ 112,766,069
Liabilities and Member's Equity	
Liabilities:	
Due to parent	$ 9,378,117
Accounts payable and accrued expenses	7,156,104
Due to affiliates	1,350,815
Other liabilities	57,980
TOTAL LIABILITIES	17,943,016
Member's equity:	
Member's equity	94,823,053
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 112,766,069

See notes to consolidated financial statements

Investors' Exchange LLC and Subsidiaries
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Consolidated Statement of Income
For the Year Ended December 31, 2025

Revenues:	
Matched fees	$ 256,363,603
Regulatory transaction fees	64,279,862
Tape sharing	29,054,366
Routed fees	9,093,687
Connectivity fees	7,428,000
Other	5,862,321
Port fees	4,545,350
Total revenues	376,627,189
Cost of revenues:	
Liquidity payments	120,438,876
Section 31 fees	64,249,625
Routing fees	8,790,936
Clearing fees	439,951
Other	125,500
Total cost of revenues	194,044,888
Total revenues, less cost of revenues	182,582,301
Operating expenses:	
Employee compensation and benefits	73,131,367
Technology and communications	18,297,028
Depreciation and amortization	9,796,152
Software utilization fees	7,860,000
Professional fees	7,789,809
Rent and office	7,424,782
Regulatory fees	5,036,438
Sales and marketing costs	1,912,416
Other	1,652,593
Total operating expenses	132,900,585
Net income	$ 49,681,716

See notes to consolidated financial statements

Investors' Exchange LLC and Subsidiaries
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2025

Cash flows from operating activities:	
Net income	$ 49,681,716
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	9,796,152
Loss on software development costs	1,205,609
Changes in operating assets and liabilities:	
Prepaid expense	(499,623)
Receivables from members and customers	9,463,309
Receivables from exchanges	(2,629,457)
Section 31 fees payable	(44,867,619)
Due from parent	2,911,663
Due from affiliates	37,293
Due to parent	(1,014,425)
Due to affiliates	(808,566)
Other liabilities	(486,116)
Accounts payable and accrued liabilities	178,574
Net cash provided by operating activities	**22,968,509**
Cash flows from investing activities:	
Collections of notes receivable	5,203,120
Purchase of property and equipment	(15,436,676)
Capitalized software	(19,965,522)
Net cash used in investing activities	**(30,199,078)**
Cash flows from financing activities:	
Capital contributions	29,100,000
Capital distributions	(57,961,615)
Net cash used in financing activities	**(28,861,615)**
Net decrease in cash and restricted cash	**(36,092,184)**
Cash and restricted cash at beginning of year	**62,461,498**
Cash and cash equivalents at end of year	**$ 26,369,314**
Non-cash financing activities:	
Accrued expenditure for purchase of property and equipment	$ 5,925,425

See notes to consolidated financial statements

Investors' Exchange LLC and Subsidiaries
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Consolidated Statement of Changes in Member's Equity
For the Year Ended December 31, 2025

Balance at December 31, 2024	$	74,002,952
Capital contributions		29,100,000
Capital distributions		(57,961,615)
Net income		49,681,716
Balance at December 31, 2025	$	94,823,053

See notes to consolidated financial statements

1. Organization and Nature of Business

Investors' Exchange LLC and Subsidiaries (the "Company") is a financial technology company that developed and operates an electronic market for the trading of listed equity securities in the United States (U.S.) The Company is a Delaware limited liability company and a wholly-owned subsidiary of IEX Group, Inc. ("Parent"). The Company was formed in 2014, approved by the Securities and Exchange Commission ("SEC") as a national stock exchange on June 17, 2016 and began business operations on August 19, 2016. On November 29, 2017, the SEC designated securities listed or authorized for listing on the Company as covered securities for purposes of Section 18(b) of the Securities Act, and SEC Rule 146.

The Company is the sole owner of IEX DAX LLC ("DAX"). DAX is a non-revenue generating entity established to operate as a facility of the Company to facilitate the continuous matching and execution of orders in eligible digital assets for its members.

The Company is the sole owner of IEX Options LLC ("Options"). Options is a non-revenue generating entity established to operate as a facility of the Company to facilitate the continuous matching and execution of orders in options securities for its members.

2. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include all accounts of the Company and are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Restricted Cash

Restricted cash represents the amount segregated for the SEC Section 31 fees. Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company collects regulatory transaction fees from its members that are equal to the Section 31 fees. These fees are paid directly to the SEC. The Company holds the cash received on Section 31 fees until payment to the SEC on a semi-annual basis.

Receivables from Members and Exchanges

Receivables from members represent amounts owed to the Company by member firms for matched, routing, and regulatory fees. These receivables are collected through the National Securities Clearing Corporation ("NSCC"), a division of the Depository Trust Clearing Corporation ("DTCC"). Once received, the matched regulatory fee component of the receivable is transferred to the Company's Restricted Cash account. In circumstances where a specific member's inability to meet its financial obligations is probable, the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected. Receivables from exchanges represent amounts owed to the Company by other exchanges for tape sharing revenue.

Notes Receivable

The Company has provided funding to various Consolidated Audit Trail ("CAT") entities in connection with responding to SEC Rule 613. This funding is recorded as notes receivable on the consolidated Statement of Financial Condition, net of allowance for credit losses.

Key terms of the CAT notes are: (1) they are non-interest bearing, (2) are payable on demand, if requested in writing by the holders of the notes representing at least two-thirds of the outstanding principal amount of indebtedness represented by all notes, and (3) any repayment shall be concurrent with a corresponding pro-rata repayment of all other notes.

The Company recognizes an impairment allowance when, based on all available information, it is probable that a loss has been incurred based on events and conditions existing at the date of the consolidated financial statements. See Note 4.

Revenue Recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (or Accounting Standards Codification 606, ("ASC 606")). Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. The Company believes that the performance obligation is satisfied on the trade date for matched fees, routed fees, and regulatory transaction fees because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer. These revenues represent variable consideration because they are based on the level of trading activity. For connectivity fees and logical port fees, the Company believes that the performance obligation is satisfied within the month of billing. Revenue is recognized in the month that the fee is charged.

Revenue received by the Company from its members includes matched fees, routing fees, port fees, physical connectivity fees, and real-time market data fees. The Company's primary business is matching equity shares on its trading system for its members.

Routing fees include fees on orders routed to and executed on other venues on a cost-plus-1-mil basis ($0.0001 per share). Routing services are provided by the Company's affiliate, IEX Services LLC ("Services"), pursuant to Company Rule 2.220. Services also passes through in full any and all fees charged by/rebates received from away venues to the Company, which adds a fee (i.e., $0.0001 per share that is added to a fee and deducted from a rebate), which is, in turn, passed through to the member. The Company records these as Routed Fees Revenue as well as Cost of Revenues on its consolidated Statement of Income.

Regulatory transaction fees represent Section 31 fees paid to the SEC pursuant to Section 31 of the Securities Exchange Act of 1934. The Company records Regulatory transaction fees as revenues with a corresponding cost of revenue for Section 31 fees remitted to the SEC.

Trade reporting and tape sharing revenues represent variable consideration because the consideration is dependent upon activity on the exchange and is recognized over time as market data is consumed.

Other revenues consist primarily of revenue from market data subscriptions, fine income from FINRA disciplinary assessments and interest earned on cash balances.

Cost of Revenues

The Company incurs routing, Section 31, clearing and other fees directly related to its revenue via a charge from Services. Routing fees are those charged by other national stock exchanges net of rebates. Section 31 fees are paid to the SEC pursuant to Section 31 of the Securities Exchange Act of 1934. Clearing fees, charged by BofA Securities, Inc. to process and clear routed trades and Section 31 fees on routed trades, are both paid by Services and passed through to the Company via the Tri-Party Software License and Expense Sharing Agreement ("Tri-Party ESA"). In September 2023, the Company began making liquidity payments to Members who provide displayed liquidity. The liquidity payments are made on a per-share basis and are directly associated with shares traded on the Company's market and are therefore recognized as a cost of revenue.

Property and Equipment, net

Property and equipment is composed primarily of servers, network switches and firewalls and is carried at cost less accumulated depreciation. Depreciation is recognized on a straight-line basis over the estimated useful lives of the assets, which is generally three years. Periodically, property and equipment assets are assessed for impairment whenever events or circumstances indicate that their carrying amounts may not be recoverable. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recognized in the amount by which the carrying value exceeds the asset's fair value. No impairment has been recognized in the current year. See Note 5 for further discussion.

Income Taxes

The Company is a single member limited liability company and is included in the income tax return filed by the Parent, which files as a C-corporation. No income tax provision is required to be recorded by the Company as it is a disregarded entity for tax purposes and not subject to tax.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or an exit price. The amounts presented for financial assets and liabilities on the Statement of Financial Condition are carried at fair value or at amounts that, because of their short-term nature, the Company believes approximate current fair value.

The fair value of the Company's financial instruments is measured into three levels based on the observability of inputs as follows, with Level 1 being the highest and Level 3 being the lowest, as determined below:

- Level 1 — quoted prices for identical assets or liabilities in active markets.
- Level 2 — observable inputs, other than quoted prices included in Level 1, for the asset or liability, or prices for similar assets and liabilities.
- Level 3 — unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

All financial assets and liabilities are considered Level 2 under the fair value hierarchy, except for cash and cash equivalents which are considered Level 1.

Capitalized Software

Capitalization of software development costs begins upon the establishment of technological feasibility of the product and ends upon its general release. After technological feasibility is established, material software development costs are capitalized and then amortized on a straight-line basis over the estimated product life. Costs incurred during the preliminary project and post-implementation stages are expensed as incurred. Capitalized costs are amortized on a straight-line basis over a period of three years. Periodically, capitalized software assets are assessed for impairment whenever events or circumstances indicate that their carrying amounts may not be recoverable. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recognized in the amount by which the carrying value exceeds the asset's fair value. See Note 6 for further discussion.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes – Improvements to Income Tax Disclosures. This update enhances annual income tax disclosures primarily to further disaggregate disclosures related to the income tax rate reconciliation and income taxes paid. For the income tax rate reconciliation, this update requires (1) disclosure of specific categories of reconciling items (where applicable), and (2) providing additional information for reconciling items that meet a quantitative threshold. For income taxes paid (net of refunds), this update requires disclosure of amounts disaggregated by (1) federal, state, and foreign taxes; and (2) individual jurisdictions that meet a quantitative threshold. Additionally, the update requires disclosure of (1) income (or loss) before income taxes, disaggregated between domestic and foreign; and (2) income taxes disaggregated by federal, state and foreign. For entities other than public business entities, the accounting update is effective for annual periods beginning January 1, 2026. The Company is currently evaluating the impact of this guidance and does not expect a material impact on the Company's financial condition or results of operations upon adoption.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. ASU 2024-03 requires quantitative and qualitative disclosure of certain expense categories contained within their relevant expense lines in the income statement, including: (1) purchases of certain tangible personal property; (2) employee compensation; (3) depreciation; (4) intangible asset amortization; and (5) depletion expenses. The update requires the disaggregation of these expense lines in a tabular format in the notes to the financial statements, including the separate disclosure of certain other expenses and gains or losses included within these expense lines which are required under existing U.S. GAAP, with all other expenses permitted to be disclosed in an "another items" category. Additionally, the update requires disclosure of the total amount and definition of the Company's selling expenses. The effective date of ASU-2024-03 is for annual periods beginning after December 16, 2026, with early adoption permitted. The Company is currently evaluating the impact of this guidance and does not expect a material impact on the Company's financial condition or results of operations upon adoption.

In March 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The standard removes the project-stage framework for capitalization of internal-use software costs and requires capitalization once management has authorized and committed to funding the project and completion for intended use is probable. The standard is effective for the Company for fiscal years beginning after December 15, 2027, and interim periods therein. Early adoption is permitted. The Company is currently evaluating the effect this guidance will have on its consolidated financial statements and related disclosures.

3. Concentration of Credit Risk

Cash and Restricted Cash

The Company maintains cash and cash equivalents balances at two financial institutions. At December 31, 2025, the Company had no restricted cash balance. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 in the aggregate per entity for each bank. At December 31, 2025, the Company had deposits at a financial institution in excess of FDIC limits of approximately $26,022,000.

4. Notes Receivable

CAT NMS, LLC and Thesys CAT LLC (collectively, "CAT1") and their successor, Consolidated Audit Trail LLC ("CAT2") were formed in response to SEC Rule 613 which requires the Self-Regulatory Organizations ("SROs") to build a comprehensive database and audit trail of all order and trade data in equities and options activity in U.S. markets.

From inception through September 2024, the development of the CAT database was funded by the SROs issuing notes receivable to CAT1 and then CAT2. In October 2024, CAT funding moved from the issuance of notes receivable by SROs to issuance of invoices by FINRA to SROs

As of December 31, 2025, the Company has provided total funding to CAT1 and CAT2 in the form of promissory notes receivable of approximately $30.8 million and pre-funding costs receivable of approximately $318,000.

Recovery of the notes receivable will likely be less than the face value of the notes issued. The ultimate amount of the notes receivable to be recovered is uncertain due to (1) litigation surrounding the funding proposals submitted to the SEC and, (2) the fact that certain technical and operational milestones must be achieved in accordance with the overall CAT development project plan in order for the notes to be recovered.

In total, the Company has recorded an allowance against the notes receivable as of December 31, 2025 of approximately $13.7 million. All reserve charges are included in Operating expenses

– Impairment allowance on notes receivable on the consolidated Statement of Income. There was no impairment allowance recorded in 2025.

The Company recovered approximately $5.2 million during the year ended December 31, 2025.

The issuance of the notes and pre-funding costs less the reserve and recoveries results in a net receivable balance of approximately $12.2 million.

5. Property and Equipment

Property and equipment consist of:

Computers and equipment	$	22,230,120
Total property and equipment	$	22,230,120
Accumulated depreciation	$	(40,257)
Total property and equipment, net	$	22,189,863

Depreciation expense of property and equipment amounted to approximately $22,000 for the year ended December 31, 2025.

6. Capitalized Software

Capitalized software consists of:

Capitalized Software	$	49,312,332
Less: Accumulated amortization		(21,231,565)
	$	28,080,767

During 2025, software development costs amounting to approximately $19,966,000 were capitalized. Amortization expense was approximately $9,774,000. During the year, the Company wrote off approximately $1,206,000 of capitalized software.

Estimated future annual amortization expense is as follows (in thousands):

Year Ending December 31	
2026	$ 8,395
2027	4,740
2028	1,354

7. Related Party Transactions

Software License and Expense Sharing Agreement

Under the Tri-Party ESA with Services and the Parent, Investors' Exchange LLC ("Exchange") will reimburse each party for expenses incurred on Exchange's behalf. At December 31, 2025, the amount due to the Parent relating to the Tri-Party ESA was approximately $8,474,000, payable within 60 days. At December 31, 2025, the amount due to Services relating to the Tri-

Party ESA was approximately $1,345,000, payable within 60 days.

As part of the Tri-Party ESA, Exchange agreed to pay Services a monthly Router fee of $350,000 and to pay the Parent a monthly Software License Fee of $300,000. Additionally, the Parent charges Exchange a monthly fee equal to the amortization of the capitalized software utilized by Exchange. These three expenses compose the amount in Software utilization fees in the consolidated Statement of Income.

Exchange also reimburses other affiliates for technology fees.

For the year ended December 31, 2025, Exchange's allocation of expenses from the Parent and affiliate, according to the terms and conditions of the Tri-Party ESA, are shown below:

Employee compensation and benefits	$ 52,543,406
Technology and communications	8,081,042
Professional fees	5,601,499
Rent and office	5,405,924
Software utilization fees	3,600,000
Sales and Marketing	1,827,492
Travel and entertainment	516,569
	$ 77,575,933

For the year ended December 31, 2025, the Exchange's allocation of expenses from Services, according to the terms and conditions of the Tri-Party ESA, are shown below:

Routing fees	$ 8,790,936
Technology and communications	4,270,443
SEC Section 31 fees	942,278
Clearing fees	439,951
Regulatory fees	109,209
	$ 14,552,817

Exchange is reimbursed by affiliates for costs relating to Employee compensation and benefits, and other fees. At December 31, 2025, amounts due from affiliates was approximately $273,000.

For the year ended December 31, 2025, Exchange's allocation of expenses to the affiliates is shown below:

Employee compensation and benefits	2,403,868
Rent and office	243,960
Technology and communications	283,789
Professional fees	53,526
	$ 2,985,143

DAX also reimburses the Parent for expenses incurred on its behalf. At December 31, 2025, amounts due to the Parent were approximately $13,000.

For the year ended December 31, 2025, DAX's allocation of expenses from the Parent are shown below:

Employee compensation and benefits	$	1,086,952
Technology and communications		169,616
Rent and office		76,041
Professional fees		18,973
Travel and entertainment		2,313
Sales and marketing		1,705
	$	**1,355,601**

Options also reimburses the Parent for expenses incurred on its behalf. At December 31, 2025, amounts due to the Parent were approximately $891,000.

For the year ended December 31, 2025, Options' allocation of expenses from the Parent are shown below:

Employee compensation and benefits	$	21,956,493
Technology and communications		4,374,768
Rent and office		2,187,842
Professional fees		1,526,306
Sales and Marketing		80,331
Travel and entertainment		68,819
Other		14,219
	$	**30,208,776**

Capital Distributions & Contributions

During 2025, the Company made capital distributions to the Parent totaling approximately $57,962,000. The Company received capital contributions from the Parent totaling approximately $29,100,000.

8. Share-Based Compensation

The Parent maintains the 2012 and 2022 Equity Incentive Plans (the "Plans"), that were approved by the Parent's Board of Directors and Stockholders in June 2012 and June 2022, respectively. The Plans permit the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock awards to employees, directors and consultants. The Parent issues shares from authorized but unissued or reacquired Common Stock. The fair value of Restricted Stock Units ("RSUs") and options is based on the most recent valuation completed by the Parent on the date of grant and is recorded as compensation expense.

The Parent allocates stock compensation expense in addition to salary and benefit expenses to the Company through the Tri-Party ESA based upon services provided by the Parent's employees. During the year ended December 31, 2025, the Company incurred approximately $27,233,000 in stock compensation expense which is recorded in Employee compensation and benefits on the consolidated Statement of Income.

9. Commitments, Contingencies and Guarantees

In the normal course of business, the Company may be subject to various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a securities exchange. The Company may also be involved, from time to time, in other reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies regarding the Company's business. Where available information indicates that it is probable a liability had been incurred at the date of consolidated financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. Management believes that the resolution of any unknown matter will not result in any materially adverse effect on the Company's financial position, results of operations or cash flows.

Services uses BofA Securities, Inc., to clear its routed listed cash equity securities. BofA Securities Inc. guarantees the trade until one day after the trade date, after which time the National Securities Clearing Corporation ("NSCC") provides a guarantee. In the case of a failure to perform on the part on its clearing firm, the Company provides the guarantee to the counterparty to the trade. The Company believes that any potential requirement for the Company to make payments under these guarantees is remote and accordingly, has not recorded any liability in the consolidated financial statements for these guarantees.

10. Segment Reporting

The Company reports its segments to reflect the manner in which its chief operating decision maker ("CODM") reviews and assesses performance. The Company has identified its Chief Executive Officer ('CEO") as the chief operating decision maker. The primary financial measures used by the CODM to evaluate the performance of its reportable segments and allocate resources to them is operating income or loss.

The Company has identified two reportable segments: Exchange and Options. Exchange is a financial technology segment that developed and operates an electronic market for the trading of listed equity securities in the United States (U.S.). Options a financial technology segment intending to generate future revenues by operating as an options exchange through the facilitating of continuous matching and execution of order in options securities for its members.

The CODM uses operating income or loss as the measure of segment profit or loss for each segment during the annual budgeting and forecasting process. Further, the CODM uses operating segment or loss as the metric to assess the business trajectory of each segment on a quarterly basis, and to make decisions regarding allocating operating resources to each reportable segment. The CODM does not evaluate performance or allocate resources based on segment asset data. Total assets are reviewed on a consolidated basis. As such, segment asset data is not provided.

	Exchange	Options	Total
Revenues	$ 376,501,689	$ -	$ 376,501,689
Less: Expenses (Income)			
Cost of revenues	193,919,388	-	
Compensation & Benefits	50,927,995	21,102,308	
SG&A	14,155,578	3,402,784	
Technology	9,197,189	5,349,068	
Exchange Expenses	10,408,926	390,389	
Depreciation and amortization	14,204,688	1,022,376	
Interest Expense	64,478	-	
Segment operating income (loss)	83,623,447	(31,266,925)	52,356,522
Reconciliation of profit or loss			
Adjustments(1)			2,674,806
Consolidated net income (loss)			$ 49,681,716

(1) Operating and non-revenue generating expenses for non-operating entity IEX DAX LLC.

11. Subsequent Events

The Company has evaluated subsequent events through May 14, 2026, the date the consolidated financial statements were available to be issued, and have determined that there are no subsequent events requiring disclosures or adjustments to the consolidated financial statements.

Investors' Exchange LLC

Date of filing: June 30, 2026

Date as of which the information is accurate: June 30, 2026

<u>Exhibit K</u>

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the <u>Exhibit K</u>, please provide the following:

1. **Full legal name;**
2. **Title or Status;**
3. **Date title or status was acquired;**
4. **Approximate ownership interest; and**
5. **Whether the person has control, a term that is defined in the instructions to this Form.**

Investors' Exchange LLC is 100% owned by IEX Group, Inc. ("IEXG"). IEXG is a privately-held corporation. IEXG is the sole stockholder of the Exchange, and acquired its interest in the Exchange on May 13, 2014. IEXG exercises "control" over the Exchange, as that term is defined in the Form 1 instructions.

Investors' Exchange LLC

Date of filing: June 30, 2026

Date as of which the information is accurate: June 30, 2026

<u>Exhibit M</u>

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. **Name;**
2. **Date of election to membership or acceptance as a participant, subscriber or other user;**
3. **Principal business address and telephone number;**
4. **If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);**
5. **Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary, trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and**
6. **The class of membership, participation or subscription or other access.**

The information required under this exhibit is kept up to date and is available to the Commission and the public upon request.

Investors' Exchange LLC

Date of filing: June 30, 2026

Date as of which the information is accurate: June 30, 2026

<u>Exhibit N</u>

Provide a schedule for each of the following:

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**
2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**
3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and**
4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

The information required under this exhibit is kept up to date and is available to the Commission and the public upon request.